As confidentially submitted with the Securities and Exchange Commission on January 20, 2021.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hayward Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5091	82-2060643
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 Connell Drive
Suite 6100
Berkeley Heights, NJ 07922
(908) 351-5400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eifion Jones
Senior Vice President and Chief Financial Officer
400 Connell Drive
Suite 6100
Berkeley Heights, NJ 07922
(908) 351-5400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Craig Marcus, Esq. Rachel Phillips, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (617) 951-7000	Michael Kaplan, Esq. Roshni Banker Cariello, Esq. Jeffrey S. Ramsay, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.001 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended.

(2)
Includes the offering price of additional shares that the underwriters have the option to purchase, if any.

(3)
To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our consolidated financial statements as of and for each of the fiscal year ended December 31, 2018 and the nine months ended September 28, 2019 and September 26, 2020 because they relate to periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. Before distributing a preliminary prospectus to investors, we intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated January 20, 2021.
        Shares
Hayward Holdings, Inc.
Common Stock

This is an initial public offering of         shares of our common stock. We are offering        shares of our common stock. The selling stockholders identified in this prospectus are offering          shares of our common stock. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.
Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price per share will be between $       and $      . See “Underwriting” for a discussion of the factors to be considered in determining the initial offering price. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “HAYW.”
After the completion of this offering, certain affiliates of CCMP, MSD Partners and AIMCo (each as defined herein) will be parties to a stockholders agreement and will beneficially own approximately     % of the combined voting power of our common stock (or     % if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange’s corporate governance standards. See “Management — Controlled Company Exemption” and “Principal and Selling Stockholders.”
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”
Investing in shares of our common stock involves significant risks. See “Risk Factors” beginning on page 23.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds before expenses, to us	$	$
Proceeds before expenses, to the selling stockholders	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

We have granted the underwriters the option to purchase up to an additional        shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on or about         , 2021.

BofA Securities	Goldman Sachs & Co. LLC	Nomura

The date of this prospectus is          , 2021.

A TRULY SMART HOME INCLUDES THE POOL, TOO.

PUMPS
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HEATER
CLEANER
SALT SYSTEM
LIGHTS
SPA

HAYWARD®

IOT & the ConnectedYard

85°

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ONE BRILLIANT IDEA CAN
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SO WE HAD THREE.
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THE DRAMA-FREE WAY
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#1 RATED
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SILKY-SMOOTH WATER MEETS SMART POOL CONTROL.
MORE ENVIRONMENTALLY SUSTAINABLE
SUPERIOR ALL-IN-ONE SANITIZATION WITH UV, OZONE AND HYDROXYL RADICALS.
HAYWARD®

i

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
ABOUT THIS PROSPECTUS
We, the selling stockholders and the underwriters (and any of our or their affiliates) have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses filed with the Securities and Exchange Commission (the “SEC”). We, the selling stockholders and the underwriters (and any of our or their affiliates) take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
We, the selling stockholders and the underwriters (and any of our or their affiliates) have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who obtain this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.
MARKET AND INDUSTRY DATA
This prospectus includes market and industry data and forecasts that we have derived from independent consultants, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.
Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by any independent sources. Any estimates underlying such market-derived information and other factors could cause actual results to differ materially from those expressed in the independent parties’ estimates and in our estimates.
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
TRADEMARKS, TRADENAMES AND SERVICE MARKS
We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business and that appear in this prospectus. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies which, to our knowledge, are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but the absence of such symbols does not indicate the registration status of the trademarks and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks and trade names.
NON-GAAP FINANCIAL MEASURES
This prospectus contains “non-GAAP financial measures,” including EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin. These are financial measures that are not calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). For more information about how we use these non- GAAP financial measures in our business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measures, please see the sections titled “Prospectus Summary—Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliation.”
THE RECLASSIFICATION
Prior to the completion of this offering, we will reclassify our Class B common stock into common stock and then effect a   -for-1 split of our common stock. In addition, immediately prior to this offering, (i) we will convert each outstanding share of our Class A stock into           shares of our common stock plus an additional number of shares determined by dividing (a) the Class A preference amount of such share of Class A stock, or $      per share (the “Class A Preference Amount”), by (b) the initial public offering price of a share of our common stock in this offering, net of the per share underwriting discount, rounded to the nearest whole share and (ii) we will redeem each outstanding share of our Class C stock for an aggregate price of $1.00. In connection with the conversion of the Class A stock, holders of our Class A stock will receive a cash payment from us in lieu of fractional shares based on the initial public offering price per share of our common stock in this offering, but will not receive any other cash payments in connection with the conversion.
References to the “Reclassification” throughout this prospectus refer to (i) the reclassification of our Class B common stock into our common stock, (ii) the      -for-1 stock split of our common stock, (iii) the conversion of our Class A stock into common stock, (iv) the redemption of our Class C stock and (v) the filing and effectiveness of our second restated certificate of incorporation and the adoption of our amended and restated bylaws. Unless otherwise indicated, all share data gives effect to the Reclassification. See “The Reclassification.”

A MESSAGE FROM HAYWARD PRESIDENT AND CEO KEVIN HOLLERAN
With roots that go back nearly a century, Hayward has grown from a small, family-run company to a leading manufacturer of pool equipment and provider of enjoyable outdoor experiences. For all the growth and progress, the people of Hayward have retained the founder’s family values, working as a closely-knit team to develop and deliver superior products, provide exceptional service and build lasting relationships with distributors, builders, buying groups, retailers, servicers and pool owners. As a result, Hayward has one of the largest global installed bases and is the industry’s most recognized and trusted brand in the United States with a loyal customer base. We place a high priority on sustainability, community involvement and a fair living wage and are committed to improving the quality of life of our employees, our neighbors, our trade customers and pool owners.
I joined Hayward in mid-2019 after nearly 30 years of working with great recreational and industrial brands at Textron, Ingersoll-Rand and Terex. I was excited to join such a strong company with a great presence and growth potential in the outdoor living space. I was also delighted to find a deeply rooted and mutually supportive company culture that reaches beyond Hayward employees to a vast network of trade partners, retailers, and dealers, many of whom have had long-lasting relationships with Hayward. That cooperative spirit was never more needed or more evident than when the COVID-19 pandemic struck. I am proud of how the Hayward team rose to the challenges of servicing our trade customers, given our essential business status, while always keeping safety paramount. We worked remotely where we could and implemented appropriate safety measures where we could not. Our factories and distribution centers remained open, enabling our channel partners to satisfy soaring demand as pool owners realized the advantages of recreation in their own backyards. This experience has only reinforced appreciation for outdoor living and home wellness. The recent increase in new pool construction will play to the core strength of our business model for years to come, a model which focuses on the resilient aftermarket demand for repair, replacement and remodeling of existing pool equipment. We estimate that the aftermarket accounted for approximately    % of our net sales in 2020.
At the heart of Hayward’s strength is our position as a full-line supplier of industry-leading products to suit pools of all types—in-ground, above ground and commercial. Our high-quality components are engineered to work together to keep every pool at its best. The energy efficient products we develop and the natural processes we harness for pool sanitization reduce dependency on harsh chemicals. Our innovative spirit has brought breakthrough salt chlorine generators to the mainstream pool market with AquaRite. We continue our leadership today with Omni integrated “smart” home automation to cater to pool owners who increasingly expect to control all pool functions from the palm of their hand. Our reputation for reliability, quality and innovation draws trade customers and pool owners to the Hayward brand.
We engage a large addressable market with a revenue mix diversified by region, channel and product. Hayward’s strong revenue growth and margins have contributed to our financial strength. In 2020, we achieved net sales growth of    %, improved our operating income margin, net income margin and adjusted EBITDA margin from 13% to    %, 1.2% to      % and 24% to      %, respectively. Our market share has continued to grow as we introduce more energy efficient and more environmentally sustainable relevant products. We expect future growth to come from continued leadership in new and innovative products and further expansion in the United States and Canada as well as international markets where we are under-represented. We expect to achieve growth organically, and through targeted strategic acquisitions, where a disciplined process of integration has helped us in the past to expand markets, add new products and improve our technology.
We invite you to learn more about Hayward, the industry we serve, the strengths of our offerings and our future plans for growth and expansion.
Sincerely,
Kevin Holleran
President and Chief Executive Officer

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus, but it does not contain all of the information that you should consider before deciding to invest in our common stock. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the financial statements and the notes thereto, included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Unless otherwise indicated or the context otherwise requires, references in this prospectus to (i) “Hayward Holdings” refers to Hayward Holdings, Inc., (ii) “Hayward Industries” refers to Hayward Industries, Inc., our primary operating subsidiary, and (iii) “we,” “us,” “our,” “Hayward” or the “Company” refer to Hayward Holdings, Inc. and its consolidated subsidiaries, including Hayward Industries.
We define the year ended December 31, 2020 as Fiscal Year 2020 and the year ended December 31, 2019 as Fiscal Year 2019. Our fiscal quarters usually include 13 weeks except the fourth quarter which ends on December 31 of each fiscal year.
Company Overview
We are an industry-leading global designer, manufacturer and marketer of a broad portfolio of pool equipment and associated automation systems. With the pool as the centerpiece of the growing outdoor living space, the pool industry has attractive market characteristics, including significant aftermarket requirements, innovation-led growth opportunities and a favorable industry structure. We are a leader in this market with a highly-recognized brand, one of the largest installed bases of pool equipment in the world, decades-long relationships with our key channel partners and trade customers and a history of technological innovation. Our engineered products, which include various energy efficient and more environmentally sustainable offerings, enhance the pool owner’s outdoor living lifestyle while also delivering high quality water, pleasant ambiance and ease of use for the ultimate backyard experience. Aftermarket replacements and upgrades to higher value Internet-of-Things-enabled (“IoT”) and energy efficient models are a primary growth driver for our business as we estimate that aftermarket sales represented approximately    % of net sales in Fiscal Year 2020.
We have an attractive financial profile driven by our market position, product offerings and focus on operational excellence. From 2012 to 2020, our net sales grew at a    % CAGR, our operating income grew at a    % CAGR, our net income declined at a    % CAGR and our adjusted EBITDA grew at a    % CAGR. Our long history of lean manufacturing and supply chain initiatives produced an operating income margin of    %, a net income margin of    % and an adjusted EBITDA margin of    % in Fiscal Year 2020. As a result of our strong financial profile, we believe we have significant flexibility with respect to capital allocation, giving us the ability to drive long-term shareholder value through our operating and financial strategies. Additional information regarding our financial performance and non-GAAP measures, including adjusted EBITDA and adjusted EBITDA margin, together with a reconciliation of non-GAAP measures to their most directly comparable GAAP measures, is included in “— Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliation.”

The demand for outdoor living products has increased over the past decade as retiring baby boomers are investing in their homes and millennials are showing increased interest in outdoor spaces. Consumer spending has been redirected towards outdoor home improvements as consumers continue migrating to the suburbs and increase time spent at home and in the backyard. Outdoor living repair, replacement and remodeling has grown faster than traditional home repair, replacement and remodeling projects as homeowners choose to make larger outdoor investments. The trend toward healthy outdoor living has helped underpin continued pool industry growth. Homeowners’ response to COVID-19 also helped to reinforce this trend of new pool builds as a safe environment for enjoyment at home, further increasing the installed base of pools globally, which we estimate is over 25 million as of 2020. Our business is primarily driven by reliable aftermarket spending associated with a number of key drivers: a growing installed base, an increasing range of new pool products, a shift to more highly valued energy efficient and more environmentally sustainable products and the development of “smart home” technology to increase connectivity and automation.
We have a leading brand with a reputation for quality, energy efficiency and innovation among both global pool professionals (e.g., retailers, builders, servicers and e-commerce resellers) and pool owners. We are a leading global manufacturer, supported by a large installed base and an estimated North American residential pool market share of approximately 30% that we believe is well-positioned for future growth. On average, we have 20+ year relationships with our top 20 trade customers. Many of our products are critical to the ongoing operation of pools given requirements for water quality and sanitization. As a result, we believe that many pool owners consider our products essential.

IOT Automation
amazon alexa
Lighting
Energy Efficient Heaters
Water Care
Automatic Cleaners
Energy Efficient Pumps

Our products include a broad line of advanced IoT-enabled controls, alternate natural sanitizers to lower chemical usage, energy efficient pumps, LED lights, heaters, automatic cleaners and filters. We remain focused on being at the forefront of product innovation, as we continually expand our product offerings and have proactively brought new products to the market with 59 new products launched in 2020. As of December 31, 2020, we had approximately 350 issued patents and 135 patent applications pending, including many for current and for future products under development. Consistent with our commitment to providing more environmentally sustainable solutions, over the past three years our products have helped to generate approximately 1.1 billion kWh of energy savings, reduce chlorine usage by approximately 81 million pounds and save approximately 2 billion gallons of chemically treated, heated water. Approximately 85% of our products are designed to be energy efficient, conserve water and/or avoid harsh chemical usage.
As the shift towards connected outdoor living continues, we remain focused on building an industry-leading integrated digital platform for our pool products. Given the strong aftermarket mix of our business, existing product upgrades (e.g., enhanced functions and IoT compatibility) drive our growth. Our proprietary Hayward Omni mobile app and automation platform provides numerous ways to manage essential pool functions from the scheduling of sanitization, filtration and automatic cleaners to enabling landscape light shows with water features to create the ultimate backyard experience. Our branded technology enables pool owners to manage their pools without the need to use broader technology integrators. In addition, the app helps to connect pool owners to the Hayward brand and increase awareness. We believe our focus on developing innovative connected products further enhances pool owner loyalty and enables us to increase our market share.
Our Competitive Strengths
We believe that the following competitive strengths have been key drivers of our success to date, and strategically position us for continued success.
Market Pioneer and Leader in Connected Pool Products Catering to Healthy Outdoor Living
We develop highly engineered outdoor living products. Our market leading brand has helped establish industry standards for generations, pioneering the shift to plastic flow control products and energy efficient heaters. Today we continue that innovation through healthy, more energy efficient and connected pool products. Swimming is one of the most popular recreational activities in the world and water-based exercise is known to improve physical and mental health. Our water care products are composed of salt chlorine generators that eliminate the need to handle and store corrosive chlorine chemicals. This natural process generates all the chlorine needed for sanitization while maintaining soft water for healthy, irritation free swimming. Our line of UV/Ozone and Advanced Oxidization Process (“AOP”) alternate sanitizers are among the most effective technologies in destroying waterborne bacteria and viruses while reducing the amount of chlorine required by at least 50%. Our pump products now consume only a third of the energy relative to a decade ago. The U.S. Environmental Protection Agency (“USEPA”) and U.S. Department of Energy (“DOE”) awarded us Energy Star Partner of the Year for the last two years as a result of our energy efficient products.
As the world becomes more digitally focused, pool owners are increasingly demanding “smart” outdoor living solutions. Our proprietary Hayward Omni mobile app and automation platform provides numerous ways to manage every essential pool function. The mobile app manages everything from the scheduling of sanitization, filtration and running of automatic cleaners, to pool light shows with water features that create the ultimate backyard experience. Omni® gives the pool owner the power to access and adjust pool settings from anywhere. Omni easily connects to Amazon Alexa or Google Home for voice command of pool functions or integrates as part of a home automation system (e.g., Crestron and Savant). The emergence of IoT and smart home systems is a growing trend that is led by the U.S. smart home market, which is expected to grow approximately 15% per year, according to a recent report by Statista. Apps or voice controls are the most widely used systems for operating these home systems which complements Omni’s capability to operate pool and spa functions along with other backyard functions such as irrigation and landscape lighting. Omni is the highest rated pool app in both the Apple and Google online stores, with a 93% attach rate, which refers to the percentage of installed Omni-compatible products connected to the app. Our growing app user traffic allows us to better understand how pool owners are using our products and provides invaluable feedback on a real-time basis. Pool owners can also share their app data with their pool servicers and notify them of potential equipment issues to enable proactive service and maintenance. In the future, we expect to execute “in-app” marketing to push relevant offers and promotions to app users.

HAYWARD

9:41
87°
Omni Oasis
Pool
85°
FILTER PUMP
On
LIGHT
Deep Blue Sea
HEATER
Idle: Set Temp 82°
PH
7.6
CHLORINATOR
Chlorinating ORP 580
WATER FEATURE
On + 3
Spa
FILTER PUMP
In Pool Mode
LIGHT
Emerald
HEATER
Idle : Set Temp of 104°
PH
--(pump off)
CHLORINATOR
PPM - (pump off)
WATER FEATURE
On
Backyard
LIGHT
On

Ratings and Reviews
4.5
out of 5
1.3K Ratings

<u>Hayward OmniLogic</u>

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93%

Attach Rate for OmniLogic Compatible Products

71,000+

Current OmniLogic Users

+71%

2015-2020E CAGR in OmniLogic users

Large Installed Base with Growing Content and Replacement Needs Creates Recurring Sales Model
Our products are generally non-discretionary and recurring (after initial pool construction and remodels) due to the need to repair and replace equipment for the ongoing operation of pools. Given our estimate of an installed base of approximately 25 million above ground and in-ground pools globally as of 2020 and our leadership position in the market, we estimate that approximately    % of our net sales in Fiscal Year 2020 was driven by aftermarket repair, replacement, remodel and pool owner-desired upgrades. Our product replacement cycle is approximately 9 to 12 years, driving multiple replacement opportunities over the typical life of a pool. Pool equipment features are of significant importance to the pool owner, and therefore we believe pool owners tend to be less price sensitive to our equipment relative to the pool’s total cost. At the time of replacement, pool owners typically prefer a like-for-like Hayward product or an upgrade to a newer product from our catalog. The replacement cycle drives an ongoing relationship that continues as homeowners upgrade their pools for many years after installation.
Demand for pool products is also supported by an increasing sales value per pool equipment order. The average wholesale price for equipment per pool typically ranges from $1,500 for entry level pools to well above $10,000 for premium pools, but equipment is only a fraction of the total pool cost. The average amount spent on equipment per pool has more than doubled in the last 10 years as owners increasingly spend more to incorporate the latest technology. A recent study shows that pool professionals are increasingly recommending and installing upgraded products. In 2020, pool professionals reported they installed premium or upgraded versions of pool products 47% of the time, rather than making a like for like replacement of the broken product. In a similar survey conducted in 2016, pool professionals reported installing upgrades 37% of the time. Examples of recent themes in more advanced products include increased use of controls, apps, home automation systems, variable speed pumps, alternate sanitizers that reduce chemical usage, energy efficient water heaters, automatic cleaners and exciting new technology to increase ambiance and comfort. U.S. and Canadian government regulations, along with the European Ecodesign Directive, also support the transition to the use of energy efficient pumps. These innovative pool products enhance the pool ownership experience and in return drive greater pool satisfaction and pool demand.

Typical Pool in 2000 – Basic Technology

Typical Pool in 2021 with Advanced Technology

Pool in 2000

- ✓ Single Speed Pump
- ✓ Sand Filter
- ✓ White Incandescent Light
- ✓ Time Clock
- ✓ Suction / Pressure Cleaner
- ✓ White Goods

Average Wholesale Price $1,500

Pool in 2010

- ✓ Variable Speed Pump
- ✓ Sand Filter
- ✓ **Gas Heater**
- ✓ **Salt Chlorinator**
- ✓ **LED Color Light**
- ✓ **Basic Control**
- ✓ **Robotic Cleaner**
- ✓ White Goods

Average Wholesale Price $6,200

Pool in 2020

- ✓ Multiple Variable Speed Pumps
- ✓ **Cartridge Filters**
- ✓ **Gas Heater**
- ✓ **Heat Pump**
- ✓ **Salt Chlorinator**
- ✓ **UV/Ozone/AOP Sanitizer**
- ✓ **Multiple 1.5" (inch) Color LED Lights**
- ✓ **Omni Control with Chemistry Automation**
- ✓ **WiFi Enabled Robotic Cleaner**
- ✓ White Goods

Average Wholesale Price $16,500

Premium Brand with Highly Engineered Products across Pool Types
We are an industry-leading brand among both global pool professionals (e.g., retailers, builders and servicers) and pool owners. We offer a comprehensive product assortment, consisting of more than 4,000 product SKUs. Our ability to offer a full bundle of products is a critical competitive advantage. We have invested heavily in our brand. Through new product development, rebranding of integrated acquisitions, customer service and operations, we have positioned Hayward as the go-to brand of choice, synonymous with pool product excellence. In the United States, we are the industry’s most recognized and trusted brand among pool owners. We believe that pool professionals consider us the highest quality, most dependable brand and they believe that Hayward is worth paying a premium for.
Our broad suite of connected products caters to entry, mid-range and premium in-ground residential pools, above ground pools and commercial pools. As pool owners upgrade their pools over time, we believe we can remain a provider of choice at every step along their outdoor living progression. We leverage pool owners’ brand loyalty and our breadth of product offerings to grow across all pool categories.
Highly Flexible, Global Manufacturing and Distribution Platform with Differentiated Capabilities
We have five primary global manufacturing facilities and five primary distribution centers with a network of small locations for final assembly serving over 25 countries. Our production facilities are located in the United States, Spain and China, and leverage cost-efficient automation processes. Products manufactured in the United States have typically accounted for approximately 70% of our net sales. We have a strong commitment to safety, quality and environmental protection. In 2018, we implemented a behavioral safety initiative that has helped reduce recorded incidents by approximately 62% over the last three years. We use approximately 3 million pounds of recycled resin per year — up to 10% of all resin used in our pump and filter manufacturing consists of recycled material. In addition, we operate over 130 molding machines, of which approximately 70% are fully electric or hybrids and can save 20–40% in energy consumption compared to traditional hydraulic machines.
Our lean, vertically-integrated manufacturing and distribution processes allow for low-cost production that results in attractive margins and a high degree of quality control. We have consistently invested in these facilities to ensure that we have a strong and reliable supply chain designed to handle surges in demand and unforeseen logistical disruptions. We have ample manufacturing and distribution capacity, which provides versatility for growth and operating leverage within our existing footprint. We are able to produce customized, customer-differentiated products through our “Centers of Excellence” which are vertically-integrated facilities with flexible manufacturing capabilities. In addition, we have an agile production footprint with variable capacity available to support our anticipated growth over the next decade. The high level of automation in our facilities allows us to extend our work week and increase production velocity with limited additional capacity investments.
Multi-Channel Strategy Provides Multiple Points to Influence Pool Owners
Our go-to-market strategy leverages the professional trade, retail and e-commerce channels. Our trade customers are primarily distributors, major pool builders, buying groups, servicers and specialty on-line resellers, all of which subsequently sell our products to the pool owner. Sales to distributors make up the majority of our net sales, comprising    % of net sales in Fiscal Year 2020, with remaining revenue from direct major builders, retailers and buying groups. Given our market position, trade customers are very familiar with our products and help to advocate their merits to pool owners. On average, we have 20+ year relationships with our top 20 trade customers and actively invest in these relationships through targeted sales efforts, loyalty programs and other initiatives.
We deploy a “push-pull” strategy through the Hayward Sales Model. Our sales organization “pushes” distributors to stock and market our products, while simultaneously creating a “pull” from end-user demand by marketing these products to builders, retailers, servicers and pool owners. This combination of forces helps to increase the barrier for competitors to enter the channel.
We manage this coordinated effort with a highly trained sales organization supported by our Salesforce.com customer relationship management (“CRM”) platform. The sales organization is divided into specialized teams: new accounts acquisition, builder, servicer and distribution channel management, commercial pool, e-commerce management and inside sales. These sales teams ensure that we reach our trade customers effectively and deliver our value proposition to the trade channel. Our sales organization compensation strategy is aligned to growing our business as compensation incentives are tied to year-on-year sales growth and are based on a combination of sales into the channel (i.e., sales to distributors) and sales out of the channel (i.e., distributor sales to trade partners). We generate “push” through programs such as volume rebates with key distributors and offer higher growth rebates to partners who achieve agreed upon growth milestones. Given the role of builders, retailers and servicers in the distribution channel, our sales team helps with training, marketing, advertising, promotional events and other tasks.
We create “pull” demand not only through our products’ quality and innovative features but also through loyalty programs. As product satisfaction is usually high, pool owners typically prefer the Hayward brand when looking for a replacement or upgrade of their current Hayward equipment. Pool owners may also choose a like-for-like Hayward product when replacing other manufacturers’ products, at the suggestion of retailers or servicers. This consumer dynamic helps to provide confidence for our trade customers to maintain ample inventory of our products. To further support demand, we motivate and incentivize our builders, retailers and servicers. These programs reward trade customers based on both volume and range of products ordered. Those who support the “Hayward bundle” as part of a one-stop-shop commitment save more on their purchases from the company over time.
Our ongoing trade partner care intiatives further support our “push-pull” strategy and drive trade customer retention and growth. We have approximately 1,700 Hayward Authorized Service Centers in the United States to assist our trade customers and pool owners. In addition, we provide field-based technical service coordinated by three regional managers and 28 district technical managers covering all regions of the United States. We also operate two centralized call centers. The first provides product technical support to trade partners in the field. The second assists trade partners with order management and other commercial matters or issues.
In recent years, we have taken a market leading e-commerce position. We have implemented a range of policies and special SKUs for the online channel designed to maximize the opportunity for online sales without compromising our growth strategy with our “brick and mortar” customers. Approximately 15% of our products sold in the United States are ultimately purchased online. Our products reach the online sales channel through a combination of direct sales to online resellers and sales to our distributors who in turn sell to online resellers.

Resilient, Strong Financial Performance
Regardless of the economic conditions, it has been our experience that pool owners will maintain their pools and continue to pursue their pool wellness and recreation activities. Pool owners also are conscious that maintaining a pool typically costs less than repairing pool products that are damaged due to the lack of maintenance. We have delivered net sales growth, expanded margins and executed a disciplined capital expenditure program. From 2012 to 2020, our net sales grew at a    % CAGR, our operating income grew at a     % CAGR, our net income declined at a    % CAGR and our adjusted EBITDA grew at a    % CAGR. Our revenue and profitability metrics all grew over this time period with the exception of net income, which witnessed negative growth as a result of the transition in 2017 from a family-owned business to a sponsor-backed business, which resulted in higher interest expense following the Acquisition (as defined below). Our strong margin profile is supported by our aftermarket mix, continuous improvement initiatives and price inflation of 2–3% per year. Operating income margin was    %, net income margin was    % and adjusted EBITDA margin was    % in Fiscal Year 2020. We have steadily reinvested in our business over time, mitigating the need for large capital expenditures on our installed manufacturing base. As a result of our attractive financial profile, we have significant flexibility with respect to capital allocation, giving us the ability to drive long-term shareholder value through various operating and financial strategies. Additional information regarding our financial performance and non-GAAP measures, including adjusted EBITDA and adjusted EBITDA margin, together with a reconciliation of non-GAAP measures to their most directly comparable GAAP measures, is included in “— Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliation.”
Proven Management Team Focused on Growth
Our strategic vision and culture are directed by our executive management team under the leadership of our President and Chief Executive Officer, Kevin Holleran and Senior Vice President and Chief Financial Officer, Eifion Jones. Mr. Holleran joined us in 2019 and has nearly 30 years of experience in commercial and leadership positions across a number of industrial focused end markets. Most recently, Mr. Holleran served as President and Chief Executive Officer of the $4 billion Industrial Segment within Textron (NYSE: TXT). Mr. Jones joined us in 2020 with over 30 years of experience as a world-class business leader with a strong track record of building and leading global financial organizations. Mr. Holleran and Mr. Jones joined an experienced management team with a track record of innovation and operational excellence at Hayward. Our management team is uniquely capable of executing upon our strategic vision and successfully continuing to create long-term shareholder value.
Our Growth Strategy
We believe our multi-faceted growth strategy positions us to drive profitable, above-market growth in the markets we serve.
Continue to Introduce Thoughtful Innovation That Expands Our Markets
We have a proven track record of developing new products, offering advanced technology, energy-saving efficiency and a high-quality pool owner experience that have expanded our markets. Our strong manufacturing capabilities, detailed consumer research and extensive engineering expertise allow us to rapidly

introduce differentiated products. In 2020, we launched 59 new products which contributed approximately    % of net sales in Fiscal Year 2020. Recent product innovation includes: MaxFlo and TriStar VS—advanced energy efficient variable speed pumps for standalone operation or Omni control; HydraPure—an advanced oxidation process combining UV and ozone for water sanitization; OmniPL™ Smart Pool and Control—mobile app-based smart control for all connected pool and spa systems as well as other connected backyard components; AquaRite® 940 Omni—North America’s #1 salt chlorine generator bundled with Omni for smart control; AquaVac® 6 Series—a line of robotic pool cleaners with the technologically advanced, patented SpinTech™ debris separation technology for constant suction power; TriVac® 700—the only pressure cleaner capable of skimming debris from the surface of the water in addition to vacuuming the pool floor, walls and coves; and CAT 6000—a commercial, IoT-enabled water chemistry controller that allows precise sanitization control.
Our smart device apps have been available for our control products since 2010. In 2019, we significantly redesigned our premium Omni control app which first launched in 2015. This highly rated new app is compatible with all past and present Omni-compatible products, affording all users the same enhanced functionality and user experience. Data gathered from the app will help us further tailor our product development, distribution and sales strategies. This year, we plan to launch another exciting round of new products focused on the key categories of sanitization, heating, lighting and IoT-enabled controls. We also expect to introduce a new line of products timed to capitalize on the DOE's 2021 regulatory changes that require replacing many single speed pumps with variable speed pumps in new installations and replacements going forward. We expect these regulatory changes to accelerate the sales growth of variable speed pumps in 2021 and beyond. We believe this regulatory change will be a win-win for both the Company and the pool owner. Due to added product features, variable speed pumps have prices that are up to 2.4 times higher than single speed pumps and present significant revenue and gross margin upside to the Company. Similarly, the efficiency gains afforded by the products provide pool owners a rapid product purchase payback — as quickly as one to two years due to energy savings. We estimate that approximately 70% of North American pools have either no controls or just a simple on/off timeclock, providing us with an opportunity to upgrade these pools with Omni control and automation systems as part of the pump upgrade.
Focus on Key Strategic Sales Initiatives to Strengthen Trade Customer Relationships
We recently embarked on a sales initiative aimed at “Getting Closer to the Customer” in an effort to drive greater market share. We are evolving our sales organization from a generalist unit to a number of focused, channel-specific teams. We are creating national positions for managing e-commerce, large accounts and the commercial segment. Salesforce.com forms the backbone of this new strategy to ensure cross communication between teams in the field along with marketing and customer service. To further enhance our customer capabilities, we utilize a combination of in-person and virtual training programs. We have mobile training vehicles that provide hands-on product training and education in the field. Hayward University, an online portal of training videos and a library of product information available for our trade customers, further supports our training initiative and enables us to operate virtually. We also offer our Totally Hayward loyalty program, an incentive-based program that allows us to better connect with our trade partners.
Grow Additional Share in the International and Commercial Markets
We are a leading global manufacturer with a large installed base and an estimated North American residential pool market share of approximately 30% in Fiscal Year 2020. Based on management’s estimates, we believe that we also have a strong international presence with an estimated #3 share in Europe and #4 in Australia. We continue to focus on expansion as we implement Totally Hayward and leverage our complete product bundle across our international markets. The international market, particularly in Europe, is fragmented and we see significant room to grow our presence via our existing footprint and the introduction of new products that meet local market demands.
We are currently a niche player in the commercial market where we see an opportunity for growth following the expansion of our commercial pool sales team. We believe our significant new product pipeline portfolio, which is a mix of in-house new product development complemented by strategic partnerships with third parties under the Hayward brand, will allow us to continue to drive deeper penetration in these markets. Moreover, we expect the broader adoption of ancillary products, such as sanitization systems, in the commercial market. This trend is expected to provide further growth opportunities in this end market.
Expand Margins and Returns Through Continuous Improvement Initiatives
Our global manufacturing and distribution footprint has enabled us to maintain strong margins and returns. We believe that we can continue to improve our margins through implementing cost improvement programs, including clear cost takeout programs currently in place. We believe our well-invested and predominantly owned manufacturing footprint supports our continuous improvement initiatives. Lean methodologies and Kaizen principles are central to everything we do. Our one-piece flow process, which enables us to assemble, test and package a product in a single work cell, maximizes our efficiency and lowers our manufacturing costs. Our strategic initiatives help us manage the costs of our materials through negotiations and various hedging programs. We believe these and other recent initiatives will enable us to strengthen our penetration in our key markets, expand market share and improve margins.
Execute Strategic Acquisitions That Broaden Our Platform
We generate a significant amount of cash flow and continue to re-invest in the business through organic and inorganic means. Acquisitions add new product technology and national market positions throughout our portfolio. We have completed and integrated more than 10 bolt-on acquisitions in the last 20 years. For example, the 2018 acquisition of Paramount opened a new category of in-floor cleaning, strengthened our position in alternate sanitizers and energy efficient goods. Our 2016 acquisition of Sugar Valley in Spain has both fueled market share growth in the European market and provided new technological product capabilities in sanitization and automatic controls.
We intend to utilize our disciplined process to identify, evaluate, acquire and integrate businesses across the healthy and connected outdoor living space. We actively monitor a pipeline of attractive acquisition opportunities across multiple product categories and geographies. We target opportunities that enhance our technological capabilities, strengthen our global market positions and increase our geographical diversity in our end markets. We also look to identify adjacencies in the outdoor living category that can be integrated into our Omni platform and can benefit from our scale.
Our Industry
Outdoor Living Market
The demand for outdoor living products has increased over the past decade as homeowners seek to create attractive areas in their backyards as an extension of their home space. A recent survey that gauged popularity of certain repair and remodeling categories showed that the top three responses were all related to outdoor living. In addition, outdoor living repair and remodeling spending has outpaced traditional repair and remodeling spending in recent years.
Key contributors to this growth are retiring baby boomers and discerning millennials. Baby boomers are investing in improvements to their residences as they decide to retire in place. Millennials have shown a greater appreciation for the outdoors than prior generations and want attractive and functional outdoor spaces. Studies show that 70% of U.S. households have outdoor living spaces and those spaces are used at least once per week. Homeowners’ response to the COVID-19 pandemic have also helped reinforce this trend.
The outdoor living market covers several product areas:
The pool typically serves as the centerpiece of the outdoor living space for homeowners and is one of the most expensive investments in the backyard. Buyer satisfaction with pool ownership is very high and the pool often brings people together outside. New pool products have also greatly increased the ease of maintaining a pool as well as the entertainment and enjoyment of this key backyard centerpiece.
U.S. Pool Market
History & Product Development
Americans have been enamored with swimming pools for many decades. In the 1930s, high-end hotels and local municipalities began using pools as marketing tools. The U.S. residential pool industry started to flourish after World War II as Americans were aided by the GI Bill, which fueled strong growth in new housing and a significant population relocation to Sun Belt and Western states. The pool industry continued to grow over the ensuing decades, including the introduction of new pool types such as the above ground pool. These industry developments helped to expand pool ownership and created a large installed base of pools. The quality and enjoyment of the pool experience has increased significantly over the past two decades as the result of innovative pool product companies such as ourselves.
Today’s pool owners typically demand healthy experiences, ‘green’ products, energy efficiency and a digital experience. Swimming is one of the best forms of exercise available according to the Centers for Disease Control and Prevention, while also being considered essential to wellness. As a result, we have introduced innovative products to satisfy this demand.
U.S. Residential Aftermarket
The installed base of residential pools is large with approximately nine million pools in the United States as of 2020. As a result, pool equipment market expenditures are driven primarily by aftermarket spend versus new pool construction. Aftermarket equipment sales are driven primarily by the ongoing repair, replacement, remodeling and upgrading of equipment for existing pools. The non-discretionary nature of ongoing pool water treatment to maintain safe, sanitized water has been a key attribute of the industry. The Centers for Disease Control and Prevention (the “CDC”) recommends that swimming pool water chemistry be tested at least twice per day, or more often when the pool is in heavy use, and that water be treated as necessary to protect from germs that cause recreational water illnesses. A pool quickly becomes unusable if not regularly maintained and routine maintenance is less expensive than the cost of failing to maintain a pool, which can range from around $2,000 for chemical treatments to over $10,000 for entire pool decommissioning, according to management estimates. A pool provides a stream of revenue for manufacturers as pool owners require equipment, parts, components and services through the repair, replacement and remodeling cycle of their pools.
The U.S. installed base of in-ground pools has grown every year since 1970. While the installed based is increasing, so is the average age of these pools, which has risen from an average age of 19 years in 2012 to 22 years in 2019. Management estimates that pumps and filters are replaced in over half of all pool remodel projects and residential in-ground pools are remodeled approximately every 9-12 years, roughly the service life of most pool components. The rising age of pools brings about an increased need for repair, replacement and remodeling work. This continual replacement spend creates a resilient market with a very steady flow of demand for aftermarket sales of our products and services. The average spend per remodel on U.S. in-ground pools has increased by 44% between 2012 and 2019, which we believe was largely driven by this product upgrade dynamic. Aftermarket replacements often utilize newer product technology such as salt chlorine generators, IoT controls and variable speed pumps, which are more expensive than prior generation products but can help reduce chemical and energy spend for pool owners. We believe that these ongoing chemical and energy cost reductions can create a payback for pool owners of less than two years in many cases, providing an incentive for them to install the latest technology.
New U.S. Residential Pool Construction
Beginning in 2012, the U.S. pool market saw steady growth in new residential in-ground pool construction based on annual pool installments. Since 2012, U.S. new pool construction has grown at over a 7% CAGR through 2020E while the total value of new residential in-ground pool construction has increased twofold, a growth rate that is significantly faster than the volume of new pool construction due to the increasing value of pool equipment. Also during this time, outdoor living expenditures have increased as American homeowners continue to invest in healthy outdoor living experiences. Pool construction weakened slightly in 2019 due to abnormally high rainfall as 2019 was the second wettest year on record for the United States.

We believe the pool industry is poised for continued growth as industry tailwinds remain in place. The estimated 94,000 pools constructed in 2020 remains well below the annual historical peak of approximately 176,000 pools constructed in 2005. While the post-Great Recession recovery of the new pool build market is still ongoing, current demand exceeds the pool construction industry’s ability to supply new pools, leading to a robust backlog and positive outlook for 2021 and beyond. Continued growth in new pool construction is expected to be aided by a strong new housing market, rising home equity levels, migration trends to the Sun Belt and continued growth in outdoor living investment.
International Pool Market
We believe the international pool market outside North America was composed of approximately 15 million pools in 2020. Europe represents the largest portion of this market with approximately 7 million pools in the region and is projected to grow at a CAGR of over 9% between 2020 and 2026 based on expected continued growth in new pool construction and upgrades to new pool equipment technology. The European market remains highly fragmented, partially because various regional product certifications make it easier for market participants to operate locally. The European market is slightly more weighted to the direct channel than the United States as approximately 70% of sales are through distribution and approximately 30% are direct to trade customers. The majority of the European market is concentrated in warmer climates. France and Spain, combined, represent most of the market. Germany, Austria and Switzerland are also sizeable markets. Growth drivers for international pool markets include continued growth in residential and commercial pool construction and upgrades of equipment on existing pools to automated, energy efficient technology.
Recent Developments
On October 28, 2020, we entered into a second incremental amendment to the First Lien Term Facility (as defined herein), which provided for additional first lien term loans in an aggregate principal amount of $150.0 million (the “First Lien Incremental Term Facility”) to bring the aggregate outstanding loan amount under the First Lien Term Facility to approximately $1,111.5 million. The proceeds from the First Lien Incremental Term Facility were used to fund a portion of a special dividend of approximately $275.0 million on the outstanding shares of our Class A stock. For additional information, see “Description of Certain Indebtedness.”

The Reclassification
Prior to the completion of this offering, we will reclassify our Class B common stock into common stock and then effect a -for-1 split of our common stock. In addition, immediately prior to this offering, (i) we will convert each outstanding share of our Class A stock into           shares of our common stock plus an additional           shares (assuming an offering price equal to the midpoint of the estimated offering price range shown on the cover page of this prospectus), which amount will be determined by dividing (a) the Class A preference amount of such share of Class A stock, or $      per share (the “Class A Preference Amount”), by (b) the initial public offering price of a share of our common stock in this offering, net of the per share underwriting discount, rounded to the nearest whole share and (ii) we will redeem each outstanding share of our Class C stock for an aggregate price of $1.00. In connection with the conversion of the Class A stock, holders of our Class A stock will receive a cash payment from us in lieu of fractional shares based on the initial public offering price per share of our common stock in this offering, but will not receive any other cash payments in connection with the conversion. See “The Reclassification.”
Our Corporate Structure
The following chart illustrates our ownership structure as of          , 2021 after giving effect to this offering and the application of the net proceeds therefrom:
Summary of Material Risks Related to Our Business. Our Industry and This Offering
Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks. Some of the more significant challenges and risks related to our business include the following:
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Our business depends on the performance of distributors, builders, buying groups, retailers and servicers;

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The demand for our swimming pool equipment products may be adversely affected by unfavorable economic and business conditions;

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We compete in markets with high levels of competition, which may result in pressure on our profit margins and limit our ability to maintain or increase the market share of our products;

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Our future success depends on developing, manufacturing and attaining market adoption of new products, and even if we are able to attain significant market acceptance of our planned or future products, the commercial success of these products is not guaranteed;

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A loss of, or material cancellation, reduction, or delay in purchases by, one or more of our largest customers could harm our business;

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If we do not manage product inventory in an effective and efficient manner, it could adversely affect profitability;

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We depend on suppliers, including single-source suppliers and, in a few cases, sole-source suppliers, to consistently supply us with components for our products, and any failure to procure such components could have a material adverse effect on our business, product inventories, sales and profit margins;

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Product manufacturing disruptions, including as a result of catastrophic and other events beyond our control, could cause us to be unable to meet customer demands or increase our costs;

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If we are unable to adequately obtain and maintain our intellectual property rights or if we, our vendors and/or our customers are accused of infringing on, misappropriating or otherwise violating the intellectual property of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights;

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If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and third parties could assert trademark infringement claims against us;

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Our substantial indebtedness could adversely affect our financial condition;

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Servicing our debt requires a significant amount of cash and our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations;

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The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to change or to take certain actions;

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Our Sponsors will continue to have significant influence over us after this offering; and

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Upon the listing of our common stock on the New York Stock Exchange, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange.

Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in total annual gross revenues during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:
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reduced disclosure about our executive compensation arrangements;

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no non-binding shareholder advisory votes on executive compensation;

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exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

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reduced disclosure of financial information in this prospectus, including only two years of audited financial information and two years of selected financial information.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenues as of the end of any fiscal year, if we are deemed to be a large accelerated filer under the rules of the SEC or if we issue more than $1 billion of non-convertible debt during a three-year period.
The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. Therefore, the reported results of operations contained in our financial statements may not be directly comparable to those of other public companies.
Our Principal Stockholders
We were acquired by entities affiliated with CCMP Capital Advisors, LP (“CCMP”), MSD Partners, L.P. (“MSD Partners”) and Alberta Investment Management Corporation (“AIMCo” and, together with CCMP and MSD Partners, the “Sponsors”) and members of management and our board of directors (the “Board of Directors”) in June 2017 (the “Acquisition”). As of December 31, 2020, and prior to giving effect to this offering and the Reclassification, entities affiliated with CCMP, MSD Partners, AIMCo, and current and former members of management and our Board of Directors and other investors owned equity securities representing approximately    %,    %,    % and    % respectively, of our voting power. Our Sponsors will continue to have significant influence over us and decisions made by our stockholders upon completion of this offering and may have interests that differ from yours. See “Risk Factors—Risks Related to this Offering and to our Common Stock.”
CCMP is a leading global private equity firm specializing in buyouts and growth equity investments in companies ranging from $250 million to more than $2 billion in size. CCMP has invested over $18 billion since 1984, which includes its founders’ activities at J.P. Morgan Partners, LLC (a private equity division of JPMorgan Chase & Co.) and its predecessor firms. CCMP was formed in August 2006 when the buyout and growth equity investment professionals of J.P. Morgan Partners, LLC separated from JPMorgan Chase & Co. to commence operations as an independent firm. The foundation of CCMP’s investment approach is to leverage the combined strengths of its deep industry expertise and proprietary operating resources to create value by investing in three targeted industries—Consumer, Industrial and Healthcare.
MSD Partners, an SEC-registered investment adviser located in New York, was formed in 2009 by the principals of MSD Capital, L.P. to enable a select group of investors to invest in strategies that were developed by MSD Capital. MSD Capital was established in 1998 to exclusively manage the capital of Michael Dell and his family. MSD Partners utilizes a multi-disciplinary investment strategy focused on maximizing long-term capital appreciation by making investments across the globe in the equities of public and private companies, credit, real estate and other asset classes and securities.
AIMCo is one of Canada’s largest and most diversified institutional investment managers with more than $115 billion of assets under management. AIMCo was established on January 1, 2008 with a mandate to provide superior long-term investment results for its clients. AIMCo operates at arms-length from the Government of Alberta and invests globally on behalf of public pension, public endowment and government funds in the Province of Alberta.
Corporate History and Information
Hayward Holdings, Inc. was incorporated in Delaware in June 2017. Our principal executive offices are located at 400 Connell Drive, Suite 6100, Berkeley Heights, NJ 07922 and our telephone number is (908) 351-5400. Our website is www.hayward-pool.com. Information contained on our website or that can be accessed through our website is not a part of, and is not incorporated by reference in, this prospectus.

The Offering
Common stock offered by us
         shares.
Common stock offered by the selling stockholders
         shares.
Underwriters’ option to purchase additional shares of common stock
We and the selling stockholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an aggregate of       additional shares of common stock, less underwriting discounts and commissions.
Common stock outstanding after this offering
      shares (or       shares if the underwriters exercise in full their option to purchase additional shares of common stock). For additional information regarding the impact of a change in the initial public offering price on the number of shares outstanding after completion of this offering related to the conversion of our Class A stock, see “The Reclassification.”
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us, will be approximately $      (or approximately $      if the underwriters exercise in full their option to purchase additional shares of common stock), assuming an initial public offering price of $      per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). We will not receive any proceeds from the sale of shares of common stock by the selling stockholders named in this prospectus. See “Use of Proceeds.”
We intend to use the net proceeds from the sale of our common stock in this offering to repay approximately $      million in aggregate principal amount of outstanding borrowings under our Credit Facilities (as defined herein). We intend to use the remaining net proceeds from this offering for general corporate purposes. See “Use of Proceeds” for additional information.
Dividend policy
Our Board of Directors does not currently plan to pay dividends on our common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Facilities and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”
Risk factors
See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.
Controlled company
After the completion of this offering, we will be a “controlled company” within the meaning of the       corporate governance standards.
Proposed New York Stock Exchange ticker symbol
“HAYW.”

Except as otherwise indicated, the number of shares of common stock outstanding after this offering is based on       shares outstanding as of December 31, 2020 after giving effect to the Reclassification, assuming an initial public offering price of $      per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). Because the number of shares of our common stock into which a share of our Class A stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the initial public offering price would have a corresponding impact on the number of outstanding shares of our common stock presented in this prospectus after giving effect to this offering. See “The Reclassification.” Except as otherwise indicated, the number of shares of our common stock to be outstanding after this offering excludes:
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      shares of common stock issuable upon the exercise by the underwriters in this offering of their option to purchase additional shares of common stock from us;

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      shares of common stock issuable upon the exercise of stock options outstanding as of      , 2021 under the 2017 Plan (as defined herein) at a weighted average exercise price of      ;

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      shares of common stock available for future issuance as of           , 2021 under our 2017 Plan; and

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      shares of common stock that will become available for issuance under a new omnibus equity incentive plan.

Except as otherwise noted or the context otherwise requires, all information in this prospectus assumes or gives effect to:
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the Reclassification (assuming an initial public offering price equal to the midpoint of the estimated offering price range shown on the cover page of this prospectus);

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no exercise of the outstanding stock options described above after          , 2020;

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no exercise by the underwriters of their option to purchase additional shares; and

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no purchase of shares of common stock in this offering by directors, officers or existing stockholders.

Summary Consolidated Financial and Other Data
You should read the following summary consolidated financial and other data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and our audited consolidated financial statements and the related notes thereto and our unaudited consolidated financial statements and the related notes thereto, each included elsewhere in this prospectus. The summary consolidated statement of operations data, cash flows data and other data for the years ended December 31, 2019 and December 31, 2020 and the summary consolidated balance sheet data as of December 31, 2019 and December 31, 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.
	Years Ended December 31,
(dollars in millions, except per share data)	2020		2019
Statement of Operations Data
Net sales	$		$733.4
Cost of sales			409.9
Gross profit			323.5
Selling, general and administrative expenses			179.4
Research, development and engineering			19.9
Acquisition and restructuring related income, net			(16.3)
Amortization of intangible assets			41.8
Operating income			98.7
Interest expense, net			84.5
Other expense, net			2.1
Total other expense			86.6
Income from operations before income taxes			12.1
Provision for income taxes			3.6
Net income	$		$8.5
Net income margin		%	1.2%
Cash Flow Data
Net cash provided by operating activities	$		$94.0
Net cash provided by investing activities			4.0
Net cash used in financing activities			(65.1)
Balance Sheet Data (as of period end)
Cash and cash equivalents	$		$47.2
Property, plant, and equipment, net			139.9
Goodwill and intangibles			2,068.7
Total assets			2,603.1
Long term debt			1,148.2
Total liabilities			1,569.6
Redeemable stock			869.5
Stockholders’ equity			164.0
Total liabilities, redeemable stock and stockholders’ equity	$		$2,603.1
Non-GAAP Data(1)
EBITDA(2)			160.6
Adjusted EBITDA(2)			172.4
Adjusted EBITDA margin(2)			24%

(1)
We use EBITDA, adjusted EBITDA and adjusted EBITDA margin to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies. These metrics are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry, when considered alongside other GAAP measures. EBITDA, adjusted EBITDA and adjusted EBITDA margin are not recognized measures of financial performance under GAAP. We believe these non-GAAP measures provide analysts, investors and other interested parties with additional insight into the underlying trends of our business and assist these parties in analyzing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance, which allows for a better comparison against historical results and expectations for future performance. Management uses these non-GAAP measures to understand and compare operating results across reporting periods for various purposes including internal budgeting and forecasting, short-and long-term operating planning, employee incentive compensation, and debt compliance. These non-GAAP measures are not intended to replace the presentation of our financial results in accordance with GAAP. Use of the terms EBITDA, adjusted EBITDA and adjusted EBITDA margin may differ from similar measures reported by other companies. EBITDA, adjusted EBITDA and adjusted EBITDA margin are not calculated in the same manner by all companies, and accordingly, are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA and adjusted EBITDA should not be construed as indicators of a company’s operating performance in isolation from, or as a substitute for, net income (loss), which is prepared in accordance with GAAP. We have presented EBITDA, adjusted EBITDA and adjusted EBITDA margin solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. In the future we may incur expenses such as those added back to calculate adjusted EBITDA. Our presentation of adjusted EBITDA and adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by these items.
(2)
EBITDA is defined as earnings before interest (including amortization of debt costs), income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA adjusted for the impact of restructuring related income, stock-based compensation, currency exchange items, Sponsor management fees and certain non-cash, nonrecurring or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance. Adjusted EBITDA margin is defined as adjusted EBITDA divided by net sales.

Following is a reconciliation from net income to adjusted EBITDA for Fiscal Years 2020 and 2019.
	Fiscal Years
(dollars in millions)	2020		2019
Net income	$		$8.5
Depreciation			17.2
Amortization			46.8
Interest expense			84.5
Income taxes			3.6
EBITDA			160.6
Stock-based compensation(a)			1.6
Sponsor management fees(b)			0.8
Currency exchange items(c)			4.2
Acquisition and restructuring related expenses, net(d)			1.4
Other(e)			3.8
Total Adjustments	$		$11.8
Adjusted EBITDA	$		$172.4
Adjusted EBITDA margin		%	24%

(a)
Represents non-cash stock-based compensation expense related to equity awards issued to management.

(b)
Represents discretionary fees paid to our Sponsors for management services rendered pursuant to a management agreement with the Company. These payments will cease as of the effective date of our initial public offering.

(c)
Represents non-cash mark to market gains on foreign currency contracts.

(d)
Represents net one-time costs associated with mergers, acquisitions, divestitures, and company reorganizations of $20.4 million, net of a gain on the sale of real estate of $16.9 million, the remeasurement of contingent consideration of $7.4 million, and operating losses generated in Fiscal Year 2019 of approximately $5.3 million related to an early stage product business acquired in 2018 that is being phased out in 2021.

(e)
Includes professional fees, financial fees, and other miscellaneous costs we believe are not representative of our ongoing business operations.

RISK FACTORS
An investment in our common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our common stock. The risks described below are those that we believe are the material risks that we face. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, prospects, operating results or financial condition. See “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.
Risks Related to Our Business
Our business depends on the performance of distributors, builders, buying groups, retailers and servicers.
We distribute our products through our customers who are distributors, builders, buying groups, retailers and servicers, many of whom sell products of competing manufacturers. We rely on our customers to stock, market and recommend our products to pool owners and our business depends on retaining good relationships with our customers. However, the financial condition of these resellers could weaken, they could stop distributing our products or reduce sales of our products and prefer others, or uncertainty regarding demand for some or all of our products could cause them to reduce their ordering and marketing of our products, and as a result our business, financial condition, results of operations and cash flows could be materially impacted.
We have invested and intend to continue to invest in programs designed to enhance sales to distributors, builders, buying groups, retailers and servicers, including through volume rebates with key distributors. However, these programs may not be successful in retaining or increasing product purchases by these customers.
The demand for our swimming pool equipment products may be adversely affected by unfavorable economic and business conditions.
We compete in various geographic regions and product markets around the world. Among these, the most significant are residential markets in the United States, Canada, Europe and Australia as well as commercial markets in the United States and Europe. We have experienced, and expect to continue to experience, fluctuations in sales and results of operations due to economic and business cycles. While our products (other than for initial pool construction and remodels) are generally non-discretionary and purchased on a recurring basis due to the need for ongoing operation of pools, consumer spending affects sales of our products for initial pool installation and, more broadly, to our customers, such as distributors, builders, buying groups, retailers and servicers, who sell our products to pool owners and who must account for anticipated changes in consumer demand when they purchase our products from us. Consumer spending is impacted by factors outside of our control, including general economic conditions, the residential housing market, unemployment rates and wage levels, interest rate fluctuations, inflation, disposable income levels, consumer confidence, and access to credit. In economic downturns, the demand for swimming pool equipment products and the growth rate of pool-eligible households and swimming pool construction may decline. A weak economy may also cause pool owners to defer replacement and refurbishment activity or upgrades to new pool equipment, including newer technologies, or to purchase less expensive brands, and historically our aftermarket product sales have comprised a majority of our net sales. Even in generally favorable economic conditions, severe and/or prolonged downturns in the housing market could have a material adverse impact on our financial performance. In addition, we believe that homeowners’ access to consumer credit is a critical factor enabling the purchase of new pools and related products. Unfavorable economic conditions or a downturn in the housing market can result in significant tightening of credit markets, which limits the ability of pool owners to access financing for new swimming pools and related supplies, and consequently, replacement, repair and operation of equipment, which could negatively impact our product sales.
Any of the above factors, individually or in the aggregate, or a significant or sustained downturn in a specific end market or geographic region could reduce demand for our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We compete in markets with high levels of competition, which may result in pressure on our profit margins and limit our ability to maintain or increase the market share of our products.
The markets for our products are geographically diverse and highly competitive. We compete against large and well-established national and global companies, as well as regional and local niche OEM’s and lower cost manufacturers. Competition may also result from new entrants into the markets we serve, offering products that compete with us. Our competitors offer pool equipment of varied quality and across a wide range of retail price points. We compete based on brand recognition with pool owners, strong relationships with our distributors and resellers, and the loyalty of our builders and servicers with whom we have built a large installed base. In addition, we compete based on our technical innovation, intellectual property, reputation for providing quality and reliable products, competitive pricing and contractual terms. Some of our competitors, in particular smaller companies, compete based primarily on price and local relationships, especially with respect to products that do not require significant engineering or technical expertise. In addition, during economic downturns average selling prices tend to decrease as market participants compete more aggressively on price. Moreover, demand for our products, which impacts profit margins, is affected by changes in customer order and consumer purchasing patterns, such as changes in the levels of inventory maintained by customers and the timing of customer and consumer purchases, and changes in customers’ and consumers’ preferences for our products, including the success of products offered by our competitors. Consumer purchasing behavior may also shift by product mix in the market or result in a shift to new distribution channels, including e-commerce, which is a rapidly developing area. If we are unable to continue to differentiate our products or adapt to changes in consumer purchasing behavior or shifts in distribution channels, or if we are forced to cut prices or to incur additional costs to remain competitive, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our future success depends on developing, manufacturing and attaining market adoption of new products. Even if we are able to attain significant market acceptance of our planned or future products, the commercial success of these products is not guaranteed.
Our future financial success will depend substantially on our ability to develop, manufacture and effectively and profitably market and sell our planned and future new products. Pool owners are increasingly demanding “smart home” technology, automation and other features to enhance their pools and staying at the forefront of product innovation and consumer demand is important to our future success. We must continue to develop and bring to market innovative products, which requires hiring and retaining technical staff, maintaining and upgrading manufacturing facilities and equipment and expanding our intellectual property rights. We must also identify emerging technological and other trends in our target end markets as well as understand and react to potential regulatory changes. The failure to effectively launch competitive products, services, solutions, organization, workforce and sales strategies could have a material adverse effect on our business, financial condition, results of operations and cash flows. Even if we are able to achieve or maintain significant market acceptance, the commercial success of our planned or future products or services is dependent on a number of additional factors. Successful growth of our sales and marketing efforts will depend on the strength of our marketing infrastructure and the effectiveness of our sales and marketing strategies as well as the continued quality, reliability and innovation of our products. Our ability to satisfy product demand driven by our sales and marketing efforts will be largely dependent on the ability to maintain a commercially viable manufacturing process that is compliant with regulatory standards. Failure to manufacture, market and sell our planned or future products could have a material adverse effect on our business, financial condition, and results of operations.
In several geographic markets, such as Europe, many potential consumers prefer local suppliers, in some cases because of existing relationships and in other cases because of local legal restrictions or incentives that favor local businesses. Our success in these markets depends on obtaining and maintaining relationships with channel partners who can effectively sell our products to pool owners in the applicable market. Accordingly, our future success depends upon a number of factors, including our ability to develop or acquire innovative, competitive products and bring them to market quickly and cost effectively as well as develop customer service, solutions, organization, workforce and sales strategies to fit localities throughout the world particularly in high growth emerging markets.

Past growth may not be indicative of future growth.
Historically, we have experienced substantial sales growth through organic market share gains, geographic expansion, technological innovation, new product offerings, increased demand for outdoor living products and acquisitions that have increased our size, scope, and geographic footprint. Our various business strategies and initiatives, including our growth initiatives, are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In the future, we may not be able to:
•
acquire new customers, retain existing customers or grow or maintain our share of the market;

•
penetrate new markets;

•
identify and develop new products that meet the demand of rapidly evolving pool owner expectations;

•
generate sufficient cash flows to support expansion plans and general operating activities;

•
obtain financing for our growth initiatives, including acquisitions;

•
identify suitable acquisition candidates and successfully integrate acquired businesses;

•
maintain favorable supplier and customer arrangements and relationships;

•
maintain consumer satisfaction and retention; and

•
identify and divest assets that do not meet our objectives.

If we are not able to continue to compete in our markets and grow our business, our business, financial condition, results of operations and cash flows could be adversely affected.
Our results of operations and cash flows may fluctuate from quarter to quarter for many reasons, including seasonality and weather conditions.
We experience seasonal demand with customers and pool owners and as a result we experience fluctuations in quarterly results. During the second quarter of a fiscal year, sales are higher in anticipation of the start of the summer pool season. In the fourth quarter, we incentivize trade customers to buy and stock up in preparation for next year’s pool season under an “early buy” program which offers a price discount and extended payment terms. Under the early buy program we ship products from October through March and receive payments for these shipments from April through July. As a result, our accounts receivable balance increases from October to June before the early buy payment is received. In addition, cash flow is higher in the second quarter as the seasonality of our business peaks and payments are received.
As a result, management believes that period to period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year. In addition, seasonal effects in our business may vary from year to year and be impacted by weather patterns, particularly by temperature, heavy flooding and droughts. Additionally, while the majority of our sales are driven by aftermarket repair, replacement and remodeling products, adverse weather conditions, such as cold or wet weather, may negatively impact demand for, and sales of, pool equipment as a result of diminished use and reduced construction speed.
A loss of, or material cancellation, reduction, or delay in purchases by, one or more of our largest customers could harm our business.
A majority of our net sales is generated from sales to distributors, including our largest customer, Pool Corporation, who represented approximately 26% of our net sales in Fiscal Year 2019 and 31% of our accounts receivable on December 31, 2019. While we do not have any other customers that accounted for 10% or more of our net sales in Fiscal Year 2019, we have other customers that are key to the success of our business. Our top five customers accounted for approximately 40% of our net sales in Fiscal Year 2019. Our concentration of sales to a relatively small number of larger customers makes our relationship with each of these customers important to our business. Our success is dependent on retaining these customers, which requires us to successfully manage relationships and anticipate the needs of our customers in the channels in which we sell our products. We cannot provide assurance that we will be able to retain our largest customers. In addition, some of our customers may shift their purchases to our competitors in the future. The loss of one or more of our largest customers, any material cancellation, reduction, or delay in purchases by these customers, or our inability to successfully develop relationships with additional customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are exposed to credit risk on our accounts receivable and this risk is heightened during periods when economic conditions worsen.
We distribute our products through distributors, large pool builders, buying groups, services and specialty online resellers. A substantial majority of our outstanding accounts receivables are not covered by collateral, third-party bank support or financing arrangements, or credit insurance, and a significant portion of our accounts receivables are typically concentrated within a relatively small number of distributors, builders, buying groups, retailers and servicers. As of December 31, 2019, our largest customer represented approximately 31% of our accounts receivable and our top five customers represented approximately 53% of our accounts receivable. Furthermore, our exposure to credit and collectability risk on our accounts receivable is higher in certain international markets and our ability to mitigate such risks may be limited. While we have procedures to monitor and limit exposure to credit risk on our accounts receivable there can be no assurance such procedures will effectively limit our credit risk and avoid losses.
We are exposed to political, regulatory, economic, trade, and other risks that arise from our international business operations.
Sales outside of the United States for Fiscal Year 2019 accounted for approximately 31% of our net sales. Furthermore, we obtain some components and raw materials from non-U.S. suppliers and have manufacturing facilities in Europe and China. Accordingly, our business is subject to the political, regulatory, economic, trade, and other risks that are inherent in operating in numerous countries. These risks include:
•
changes in general economic and political conditions in countries where we operate, particularly in emerging markets;

•
relatively more severe economic conditions in some international markets than in the United States;

•
the imposition of tariffs, duties, exchange controls or other trade restrictions, including recently enacted tariffs on manufactured goods imported from China;

•
changes in tax treaties, laws or rulings that could have a material adverse impact on our effective tax rate;

•
the difficulty of enforcing agreements and collecting receivables through non-U.S. legal systems;

•
the difficulty of communicating and monitoring evolving standards and directives across our product lines, services, and global facilities;

•
trade protection measures and import or export licensing requirements and restrictions;

•
the possibility of terrorist action affecting us or our operations;

•
the threat of nationalization and expropriation;

•
difficulty in staffing and managing widespread operations in non-U.S. labor markets;

•
limitations on repatriation of earnings or other regionally-imposed capital requirements;

•
the difficulty of protecting intellectual property and other proprietary rights in non-U.S. countries; and

•
changes in and required compliance with a variety of non-U.S. laws and regulations.

Our success depends in part on our ability to anticipate and effectively manage these and other risks. We cannot assure that these and other factors will not have a material adverse effect on our international operations or on our business as a whole.
Changes in U.S. or foreign government administrative policy, including changes to existing trade agreements, could have a material adverse effect on us.
As a result of changes to U.S. or foreign government administrative policy, there may be changes to existing trade agreements, such as the U.S.-Mexico-Canada Agreement (“USMCA”), which recently replaced the North American Free Trade Agreement. The full impact of the USMCA on manufacturing operations in North America, as well as on economic conditions and markets generally, is currently unknown. Further, during the negotiations leading up to the USMCA, the political and trade relationship between the United States and Mexico was strained, and such relationship may deteriorate. If our ability, the ability of our partners or our contract manufacturer’s ability, to manufacture our products is interrupted as a result, or if our ability to import products or raw materials into the United States is impacted, our business, financial condition, results of operations or cash flows could be adversely affected.
In addition, recently enacted tariffs and potential future increases in tariffs on manufactured goods imported from China could adversely affect our business. Since July 2018, the United States has imposed a series of tariffs, ranging from 5% to 25%, on a variety of imports from China and subsequently implemented tariffs on additional goods imported from China. As trade negotiations between the United States and China continue, it is unclear as to whether or not the U.S. government will take further tariff action or perhaps grant relief to actions already put in place. Inability to reduce acquisition costs or pass through price increases could have an adverse effect on our results of operations and cash flows. Similarly, increases in pricing may have an adverse impact on the competitiveness of the Company’s products relative to other manufacturers with less exposure to the tariff and could also lead to adverse impacts on our results of operations and cash flows.
It remains unclear what the U.S. government or other foreign governments will or will not do with respect to tariffs, USMCA or other international trade agreements and policies. Other governmental action related to tariffs or international trade agreements, including USMCA, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently manufacture and sell products, and any resulting negative sentiments towards the United States as a result of such changes, could also have a material adverse effect on our business, financial condition, results of operations and cash flows.
We may not be able to identify, finance and complete suitable acquisitions, and any completed acquisitions may be unsuccessful or consume significant resources.
Our business strategy includes acquiring businesses that complement our existing businesses. To date, we have experienced significant growth through acquisitions, completing multiple acquisitions over the past two decades, but we may not be able to successfully integrate an acquired business or technology or to effectively manage the company following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our business, financial condition, results of operations or cash flows may be negatively affected. We continue to analyze and evaluate the acquisition of strategic businesses or product lines with the potential to strengthen our industry position or enhance our existing set of product offerings. We may not be able to identify suitable acquisition candidates, obtain financing or have sufficient cash necessary for acquisitions or successfully complete acquisitions in the future. Any acquisitions that we complete may not be successful. Acquisitions may involve significant cash expenditures, debt incurrences, equity issuances, operating losses and expenses. Acquisitions involve numerous other risks, including:
•
diversion of management time and attention from daily operations;

•
difficulties integrating acquired businesses, technologies and personnel into our business;

•
difficulties in obtaining and verifying the financial statements and other business information of acquired businesses;

•
inability to obtain required regulatory approvals;

•
potential loss of key employees, key contractual relationships or key customers of acquired companies or of ours;

•
assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including risks relating to anti-corruption laws such as the U.S. Foreign Corrupt Practices Act (the “FCPA”) and privacy laws, including the General Data Protection Regulation (“GDPR”); and

•
dilution of interests of holders of our shares through the issuance of equity securities or equity-linked securities.

It may be difficult for us to integrate acquired businesses, products or technology efficiently into our business operations. Any acquisitions or investments may not be successful and may ultimately result in impairment charges and have a material adverse effect on our business, financial condition, results of operations and cash flows.
The COVID-19 pandemic and associated responses could adversely impact our business, operations, financial condition, results of operations or cash flows.
While we believe that the COVID-19 pandemic has only reinforced existing pool industry growth trends and has not had a significant impact to our cost structure, our business, operations, financial condition, results of operations or cash flows could be negatively impacted by the COVID-19 pandemic and associated responses.
Early in the pandemic, certain of our suppliers faced challenges and were not able to timely deliver the quantities of raw materials or components we required. This negatively affected our production capabilities in the second quarter. During the third quarter we secured secondary sources of supply and were able to return production to full capabilities. Continued restrictions and disruption of transportation, including reduced availability of air transport, port closures and increased border controls or closures, have resulted in higher costs and delays, both for obtaining raw materials and components and shipping finished goods to customers, which has had a limited impact on our profitability. However, if the COVID-19 pandemic is prolonged or worsens, we could experience further supply chain disruptions or delays that could have a material impact on our business.
Our North American operations are and have been continuously open since the start of the COVID-19 pandemic as water sanitization has been designated as an essential business in almost all of our markets. As such we have implemented the necessary steps to protect our manufacturing and distribution facilities to ensure we have continuity of production and supply to our customers. While we did experience in the early months of the pandemic partial or full facility closure for cleaning and sanitization, all of our manufacturing and distribution facilities are currently operational. However, a future shutdown or reduction of our manufacturing or distribution facilities as a result of the pandemic could have a negative impact on our operations, inventory, results of operations or cash flows.
The COVID-19 pandemic has caused a global economic slowdown that may last for a potentially extended duration, and it is possible that it could cause a global recession. Deteriorating economic and political conditions caused by the COVID-19 pandemic, such as increased unemployment, decreased capital spending, declines in consumer confidence, or economic slowdowns or recessions, could cause a decrease in demand for our products. In addition, a prolonged or worsened COVID-19 pandemic could lead to the shutdown or material reduction of pool construction and repair, replacement and remodeling activity, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we have experienced higher demand in our pool business as pool owners sheltered-in-place and have spent more time at home as a result of the COVID-19 pandemic, such growth may not be sustainable and may not be repeated in future periods. Furthermore, even if growth in demand continues, we may not be able to meet that demand due to production and capacity challenges.

The severity, magnitude and duration of the current COVID-19 pandemic is uncertain, rapidly changing and hard to predict. We may not be able respond to the impacts of the COVID-19 pandemic on a timely basis to prevent near- or long-term adverse impacts to our results of operations. Any negative impact on our business, financial condition, results of operations and cash flows cannot be reasonably estimated at this time, but the COVID-19 pandemic could lead to extended disruption of economic activity and the impact on our business, financial condition, results of operations and cash flows could be material.
Sales of counterfeit versions of our products, as well as unauthorized sales of our products, may adversely affect our reputation, business, financial condition, results of operations and cash flows.
Our products have and may continue to become subject to competition from counterfeit products, which are products sold under the same or very similar brand names and/or having a similar appearance to genuine products, but which are sold without proper licenses or approvals. Such products divert sales from genuine products, often are of lower cost and quality, and have the potential to damage the reputation for quality and effectiveness of the genuine product. Illegal sales of counterfeit products could have an adverse impact on our business, financial condition, results of operations and cash flows. In addition, if illegal sales of counterfeits result in adverse product liability or negative customer experience, we may be associated with any negative publicity resulting from such incidents. Although we seek to monitor the existence of counterfeit products and initiate actions to remove them from sale, we may not be able to prevent third parties from manufacturing, selling or purporting to sell counterfeit products competing with our products. Such sales may also be occurring without our knowledge. The existence and any increase in production or sales of counterfeit products or unauthorized sales could negatively impact our sales, brand reputation, business, financial condition, results of operations and cash flows.
We may be negatively impacted by litigation and other claims, including intellectual property, product liability or warranty claims, and health and safety concerns, including product recalls, could negatively impact our sales and expose us to litigation.
We have been, and in the future may be, made a party to litigation arising in the ordinary course of our business, including those relating to commercial or contractual disputes with suppliers, customers or parties to acquisitions and divestitures, intellectual property matters, product liability, the use or installation of our products, consumer matters, employment and labor matters, and environmental, health and safety matters, including claims based on alleged exposure to asbestos-containing product components. For example, we are a defendant in a set of consolidated patent infringement actions brought by Pentair Water Pool and Spa, Inc. and Danfoss Drives A/S (the “Pentair Litigation”). The plaintiffs in the Pentair Litigation have claimed certain of our variable speed pump and controller products infringe seven U.S. patents, and may in the future claim that other Hayward products infringe and/or that we, our vendors and/or our customers infringe other Pentair patents. We have challenged six of the asserted patents at the U.S. Patent and Trademark Office (“USPTO”) in inter partes proceedings and have raised non-infringement and invalidity defenses to each of the seven patents currently asserted against us in the infringement actions, which are currently stayed. See “Business—Legal Proceedings.” The outcome of such legal proceedings cannot be predicted with certainty and some may be disposed of unfavorably to us. Regardless of outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. In addition, we have agreed to provide indemnification in connection with prior acquisitions or dispositions for certain of these matters, and we cannot assure you that material indemnification claims will not be brought against us in the future.
Product quality issues could negatively impact consumer confidence in our brands and our business. If our products do not meet applicable safety standards or pool owners’ expectations regarding safety or quality, we could experience lost sales and increased costs and be exposed to legal, financial, and reputational risks, as well as governmental enforcement actions. Actual, potential or perceived product safety concerns could expose us to litigation, as well as government enforcement actions, and result in costly product recalls and other liabilities.
We have in the past and may in the future implement a voluntarily recall or market withdrawal or may be required to do so by a regulatory authority. A recall or market withdrawal of one of our products would be costly and would divert management resources. A recall or withdrawal of one of our products, or a similar product processed by another entity, also could impair sales of our products because of confusion concerning the scope of the recall or withdrawal, or because of the damage to our reputation for quality and safety.
In addition, if our products are, or are alleged to be, defectively designed, manufactured or labeled, contain, or are alleged to contain, defective components or components containing hazardous materials, such as asbestos, or are misused, we may become subject to costly litigation initiated by pool owners. Product liability claims could harm our reputation, divert management’s attention from our core business, be expensive to defend, and may result in sizable damage awards against us. Although we maintain product liability insurance, we may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation, significantly increase our expenses, and reduce product sales. Product liability claims could cause us to incur significant legal fees and deductibles and claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and operating results. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain acceptance of our products or to expand our business.
We have significant goodwill and intangible assets and future impairment of our goodwill and intangible assets could have a material adverse effect on our results of operations.
We test goodwill and other indefinite-lived intangible assets for impairment on at least an annual basis, and more frequently if circumstances warrant. As of December 31, 2019, our goodwill and intangible assets were $2,068.7 million and represented approximately 80% of our total assets. Declines in value could result in future goodwill and intangible asset impairment charges.
Exchange rate fluctuations could adversely affect our financial condition, results of operations and cash flows.
We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. We conduct business in various locations throughout the world and are subject to market risk due to changes in value of foreign currencies in relation to our reporting currency, the U.S. dollar. Periodically, we use derivative financial instruments to manage these risks. The functional currencies of our foreign operating locations are generally the local currency in the country. We manage these operating activities at the local level and net sales, costs, assets and liabilities are generally denominated in local currencies, thereby mitigating the risk associated with changes in foreign exchange. However, our results of operations and assets and liabilities are reported in U.S. dollars and thus will fluctuate with changes in exchange rates between such local currencies and the U.S. dollar.
The Company’s financial instruments that can be affected by foreign currency fluctuations and exchange risks consist primarily of cash and cash equivalents, trade receivables, trade payables, and net sales denominated in currencies other than the U.S. dollar. For the Fiscal Year 2020, approximately    % of our net sales were denominated in a currency other than our functional U.S. dollar currency. These sales were primarily transacted in Euros as well as Canadian dollars. Consequently, we are exposed to the impact of exchange rate volatility between the U.S. dollar and these currencies. To hedge against this risk, we enter into foreign currency forward exchange contracts to protect our trade receivable positions and forward options to protect highly probable net Euro sales receipts expected from our outstanding contractual price and sales volume commitments.
We expect that the amount of our sales denominated in non-dollar currencies may increase in future periods. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

Additionally, because our consolidated financial results are reported in U.S dollars, the translation of sales or earnings generated in other currencies into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings in our financial statements, which also affects the comparability of our results of operations and cash flows between financial periods. Further, currency fluctuations may negatively impact our debt service requirements, which are primarily in U.S. dollars.
Changes in our effective tax rate or exposure to additional income tax liabilities could adversely affect our financial results.
Taxation and tax policy changes, tax rate changes, new tax laws, revised tax law interpretations, and changes in accounting standards and guidance related to tax matters may cause fluctuations in our effective tax rate. Our effective tax rate may also be impacted by changes in the geographic mix of our earnings.
We may experience cost and other inflation.
In the past, we have experienced material cost and other inflation in a number of our businesses. We strive for productivity improvements and seek to implement increases in selling prices to help mitigate cost increases in raw materials (especially metals and resins), energy and other costs including wages, pension, health care and insurance. We continue to implement operational initiatives designed to mitigate the impacts of this inflation and reduce our costs. However, these actions may not be successful in managing our costs or increasing our productivity. Continued cost inflation or failure of our initiatives to generate cost savings or improve productivity could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We depend on our ability to attract, develop, and retain highly qualified personnel, including key members of management.
Our future success depends on the continued efforts of the members of our executive management team. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, or if we are unable to attract and retain high-quality executives or key personnel in the future, our business may be adversely affected.
In addition, we consider our employees to be the foundation for our growth and success. As such, our future success depends in large part on our ability to attract, train, retain, and motivate qualified personnel. For example, during periods of unexpected demand for our products, we may need to hire additional personnel to maintain sufficient inventory levels. If we are unable to attract, hire and retain qualified personnel, our operating results could be adversely affected.
We may encounter difficulties in operating or implementing a new enterprise resource planning (“ERP”) system, which may adversely affect our operations and financial reporting.
Over the next 2-3 years, we intend to select and implement a new ERP system for a majority of our business as part of our ongoing efforts to improve and strengthen our operational and financial processes and our reporting systems. The ERP system may not provide the benefits anticipated, could add costs and complications to ongoing operations, and may impact our ability to process transactions efficiently, all of which may have a material adverse effect on our business and results of operations.
Disruptions in the financial markets could adversely affect us, our customers and our suppliers by increasing funding costs or reducing availability of credit.
In the normal course of our business, we may access credit markets for general corporate purposes, which may include refinancing or repayment of indebtedness, acquisitions, additions to working capital, repurchase of shares, capital expenditures and investments in our subsidiaries. Our access to and the cost of capital could be negatively impacted by disruptions in the credit markets, which have occurred in the past and made financing terms for borrowers unattractive or unavailable. These factors may make it more difficult or expensive for us to access credit markets if the need arises. In addition, these factors may make it more difficult for our suppliers to meet demand for their products or for prospective customers to commence new projects, as customers and suppliers may experience increased costs of debt financing or difficulties in obtaining debt financing. Disruptions in the financial markets have had adverse effects on other areas of the economy and have led to a slowdown in general economic activity that may continue to adversely affect our businesses. One or more of these factors could adversely affect our business, financial condition, results of operations or cash flows.
Our operating results will be harmed if we are unable to effectively manage and sustain growth or scale our operations.
We may not be able to manage our future growth, if any, efficiently or profitably. Our sales and operating margins, or sales and margin growth, may be less than expected. If we are unable to scale our operations efficiently or maintain pricing without significant discounting, we may fail to achieve expected operating margins, which would have a material and adverse effect on our operating results. Growth may also stress our ability to adequately manage our operations, quality of products, safety, and regulatory compliance. If growth significantly decreases, it will negatively impact our cash flows, and it may be necessary to refinance our existing indebtedness or obtain additional financing, which may increase indebtedness or result in dilution to shareholders. Further, we may not be able to obtain additional financing on acceptable terms, if at all.
We rely on information technology systems to support our business operations. A significant disturbance or breach of our technological infrastructure could adversely affect our financial condition and results of operations. Additionally, failure to maintain the security of confidential information could damage our reputation and expose us to litigation.
Information technology supports several aspects of our business, including, among others, supply sourcing, pricing, customer service, transaction processing, financial reporting, collections and cost management. In addition, we expect our reliance on information technology systems to increase as we continue to develop IoT-enabled products, such as our Omni mobile app. As a result, our ability to operate effectively on a day-to-day basis and accurately report our results depends on a solid technological infrastructure, which is inherently susceptible to internal and external threats. We are vulnerable to interruption and breakdown by fire, natural disaster, power loss, telecommunication failures, internet failures, security breaches, and other catastrophic events. Exposure to various types of cyberattacks such as malware, computer viruses, worms, or other malicious acts, as well as human error or malfeasance, could also potentially disrupt our operations or result in a significant interruption in the delivery of our products. Such information technology security threats are increasing in frequency and sophistication and pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of the data we process and maintain.
Advances in computer and software capabilities, encryption technology, and other discoveries increase the complexity of our technological environment, including how each interact with our various software platforms. Such advances could delay or hinder our ability to process transactions or could compromise the integrity of our data, resulting in a material adverse impact on our financial condition and results of operations. The risk of system disruption is increased when significant system changes are undertaken. If we fail to timely integrate and update our information systems and processes, we may fail to realize the cost savings or operational benefits anticipated to be derived from these initiatives. We also may experience occasional system interruptions and delays that make our information systems unavailable or slow to respond, including the interaction of our information systems with those of third parties. A lack of sophistication or reliability of our information systems could adversely impact our operations and consumer service and could require major repairs, replacements or remodelings, resulting in significant costs and foregone sales.
Cybersecurity threats, which include computer viruses, spyware and malware, attempts to access information, denial of service attacks, and other electronic security breaches, are persistent and evolve quickly. Such threats have increased in frequency, scope, and potential impact in recent years. Since the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until after they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access by third parties to our information technology systems or facilities or the existence of computer viruses in our data or software could expose us to a risk of information loss, the misappropriation of proprietary and confidential information, as well as the manufacture of defective products, work stoppages or disruptions. Any theft, misuse, manipulation or destruction of this information could result in, among other things, unfavorable publicity, damage to our reputation, difficulty in marketing our products, allegations by our customers that we have not performed our contractual obligations, regulatory fines or penalties, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of this information, any of which could have an adverse effect on our business, financial condition, results of operations, reputation, and relationships with our customers and suppliers. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of our management and key personnel away from our business operations and adversely affect our business, financial condition and results of operations.
Risks Related to the Manufacturing, Supply and Distribution of Our Products
We depend on suppliers, including single-source suppliers and, in a few cases, sole-source suppliers, to consistently supply us with components for our products, and any failure to procure such components could have a material adverse effect on our business, product inventories, sales and profit margins.
Our suppliers (and those they depend upon for materials and services) are subject to risks, including labor disputes or constraints, union organizing activities, financial liquidity, inclement weather, natural disasters, significant public health and safety events, supply constraints, and general economic and political conditions that could limit their ability to provide us with materials. While we have manufacturing and supply agreements with the most strategic and critical of our suppliers, for most of our suppliers we place purchase orders on an as-needed basis. Our suppliers could discontinue the manufacturing or supply of these components at any time. We carry safety stocks within our inventory, but do not carry a significant inventory of these components that could cover every potential supply constraint. Our suppliers may not be able to meet our demand for their products, either because of acts of nature, the nature of our agreements with those manufacturers or our relative importance to them as a customer, and our manufacturers may decide in the future to discontinue or reduce the level of business they conduct with us. We might not be able to identify and obtain additional or replacement suppliers for any of these components quickly or at all or without incurring significant additional costs. We cannot guarantee that we will be able to establish alternative relationships on similar terms, without delay or at all. In addition, we rely on single-source suppliers for certain types of parts in our products, and, in a few cases, on sole-source suppliers. A single-source supplier is a supplier from which we make all purchases of a particular component used in our products even though other suppliers of the component exist. A sole-source supplier is a supplier from which we make all purchases of a particular component used in our product, and the supplier is the only source of that particular component in the market. Establishing additional or replacement suppliers for any of these materials or components, if required, or any supply interruption from our suppliers, could limit our ability to manufacture our products, result in production delays and increased costs and adversely affect our ability to deliver products to our customers on a timely basis or at all. If we are not able to identify alternate sources of supply for the components, we might need to modify our product to use substitute components, which could cause delays in shipments, increase design and manufacturing costs and increase prices for our products. Any such modified product might not be as effective as the predecessor product or might not gain market acceptance. This could lead to customer or consumer dissatisfaction and damage to our reputation and could materially and adversely affect our business, product inventories, sales and profit margins.
Product manufacturing disruptions, including as a result of catastrophic and other events beyond our control, could cause us to be unable to meet customer demands or increase our costs.
If operations at any of our manufacturing facilities were to be disrupted as a result of significant equipment failures, natural or man-made disasters, earthquakes, power outages, fires, explosions, terrorism, adverse weather conditions, labor disputes, public health epidemics or other catastrophic events or events outside of our control, we may be unable to fill customer orders and otherwise meet customer demand for our products. In addition, these types of events may negatively impact residential, commercial and industrial spending in impacted regions or, depending on the severity, globally. As a result, any of such events could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Interruptions in production, in particular at our manufacturing facilities, could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures to fill customer orders. While we maintain property damage insurance, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.
Our principal raw materials are resins (ABS, PP, HDPE, PVC), metals (copper, steel, aluminum, titanium, ruthenium) and liner board (packaging), which are commodity materials. The prices of these commodity materials are a function of, among other things, manufacturing capacity and demand. While we have generally passed through raw material price increases to our consumers, we may not always be able to do so. We purchase most of our key parts and components primarily from large suppliers in the United States, Mexico and China. We believe that reliable alternate sources of supply are available for all of our raw materials and finished goods. We may not continue to have access to reliable sources of supply. Additionally, significant price fluctuations or shortages in raw materials needed for our products may increase our cost of goods sold and cause our results of operations and financial condition to suffer.
If we do not manage product inventory in an effective and efficient manner, it could adversely affect profitability.
Many factors affect the efficient use and planning of product inventory, such as effectiveness of predicting demand, preparing manufacturing to meet demand, meeting product mix and product demand requirements, and managing product expiration. We build-up product inventory during the third quarter in anticipation of shipments of products purchased through our early buy program in the fourth quarter. However, we may not accurately anticipate the level of customer participation in the early buy program or the amount of products that they may purchase. We may be unable to manage our inventory efficiently, keep inventory within expected budget goals, keep our work-in-process inventory on hand or manage it efficiently, control expired product, or keep sufficient product on hand to meet demand. We may not be able to keep inventory costs within our target levels. Failure to do so may harm our long-term growth prospects.
Risks Related to Government Regulation
The nature of our business subjects us to compliance with, and liabilities under, employment, environmental, health, transportation, safety, and other governmental regulations.
We are subject to foreign, federal, state, and local laws and regulations relating to matters such as product labeling, weights and measures, zoning, land use, environmental protection, local fire codes, and health and safety, including workplace safety, including regulation by the USEPA, the Federal Communications Commission, the Consumer Product Safety Commission, the Occupational Safety and Health Administration (“OSHA”), the National Fire Protection Agency, and the Federal Trade Commission,. Most of these requirements govern the packaging, labeling, handling, transportation, storage, sale and use of our products. We and certain of our affiliates store certain types of hazardous materials and chemicals at various locations and the storage of these items is strictly regulated by local fire codes. In addition, we sell UV, Ozone, and Salt Chlorinator and related products that are regulated under the Federal Insecticide, Fungicide and Rodenticide Act (“FIFRA”), which primarily relate to testing, use, reporting, sale, distribution, licensing and market verification of these products. We are also subject to regulation passed by the DOE relating to the labeling, testing, reporting and certification of new and replacement pumps sold for swimming pools.
Failure to comply with these laws and regulations may result in investigations, the assessment of administrative, civil and criminal fines, damages, seizures, disgorgements, penalties, cessation of operations, or the imposition of injunctive relief. Moreover, compliance with such laws and regulations in the future could prove to be costly and affect various aspects of the business. Although we presently do not expect to incur any capital or other expenditures relating to regulatory matters in amounts that may be material to us, we may be required to make such expenditures in the future. These laws and regulations have changed substantially and rapidly in recent years, and we anticipate that there will be continuing changes.
The clear trend in environmental, health, transportation, and safety regulations is to place more restrictions and limitations on activities that impact the environment, such as the use and handling of hazardous materials and chemicals. Under certain environmental laws and regulations, we could be held strictly, jointly and severally liable for costs related to contamination at our currently or formerly owned, leased or operated properties or at third-party sites where we have sent wastes. We could also be liable to third parties for related damages, including property damage or personal injuries. Certain of our properties have had a history of industrial and other uses that have resulted in contamination. In addition, from time to time, we have been involved in investigation and remediation activities, and there can be no assurance that any future costs or liabilities relating to such activities will not be material.
Increasingly, strict restrictions and limitations have resulted in higher costs for us and it is possible that the costs of compliance with such laws and regulations will continue to increase. Our attempts to anticipate future regulatory requirements that might be imposed and our plans to remain in compliance with changing regulations and to minimize the costs of such compliance may not be as effective as we anticipate. We cannot assure you that we will not incur material costs to comply with such laws and regulations in the future.
Increased information technology security threats and computer crime pose a risk to our systems, networks and products, and we are exposed to potential regulatory, financial and reputational risks relating to the protection of our data.
We rely upon information technology systems and networks in connection with a variety of business activities, some of which are managed by third parties. The secure operation of our information technology systems and networks is critical to our business operations and strategy. Information technology security threats—from user error to attacks designed to gain unauthorized access to our systems, networks and data—are increasing in frequency and sophistication, posing a risk to the security of our systems and networks and the confidentiality, availability and integrity of the data we process and maintain. As our business increasingly interfaces with employees, customers, trade customers and suppliers using information technology systems and networks, we are subject to an increased risk to the secure operation of these systems and networks. In addition, our evolution into offering smart products that can connect to the IoT subjects us to increased cyber and technology risks, including reputational harm if any of our connected products experience data or cybersecurity breaches. Establishing and maintaining systems and processes to address these threats may increase our costs. Additionally, certain laws and regulations may require us to implement security measures to protect our systems and IoT connected devices. For example, the California Internet of Things Security Law, effective January 1, 2020, requires us to implement reasonable security measures for IoT devices, and failure to do so could expose us to investigation by the California Attorney General. The failure of such security measures or of our security systems and processes could expose us, our employees, customers, trade customers and suppliers to the theft of assets, misuse of information or systems, compromise of confidential information, manipulation and destruction of data, defective products, production downtimes and operations disruptions. The occurrence of any of these events could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows. In addition, such breaches in security could result in litigation, regulatory action and potential liability and the costs and operational consequences of implementing further data protection measures.
Our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, uncertain or inconsistent interpretation and enforcement of legal requirements or differing views of personal privacy rights, which may have a material adverse effect on our reputation, business, financial condition and results of operations.
We collect, use, store, transmit and otherwise process data that is sensitive to the Company and its employees, customers, dealers and suppliers. A variety of state, federal, and foreign laws, regulations and industry standards apply to the collection, use, retention, protection, disclosure, transfer and other processing of certain types of data, including the California Consumer Privacy Act (the “CCPA”), the European Union General Data Protection Regulation (“GDPR”), Canada’s Personal Information Protection and Electronic Documents Act, and Australia’s Privacy Act. Some jurisdictions also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our products and services. As we seek to expand our business, we are, and may increasingly become subject to various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. In many cases, these laws and regulations may apply not only to third-party transactions, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. These laws, regulations and standards are continuously evolving and may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our reputation, business, financial condition and results of operations.
Many foreign data privacy regulations, including the GDPR, which became effective in the European Union in 2018 and has extraterritorial scope, are more stringent than laws and regulations in the United States. The GDPR has resulted and will continue to result in significantly greater compliance burdens and costs for companies with customers, users, or operations in the European Union. The GDPR’s requirements for using and sharing personal information may be operationally costly, and fines of up to 20 million Euros or up to 4% of the annual global revenues of the infringer, whichever is greater, can be imposed for violations. The GDPR imposes several stringent requirements for controllers and processors of personal information and could make it more difficult or more costly for us to use and share personal information. In addition to the GDPR, the European Union also is considering another draft data protection regulation. The proposed regulation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive and addresses topics such as unsolicited marketing and cookies. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation has been delayed. Recent discussions were cancelled due to the COVID-19 pandemic, further delaying enactment of this regulation, the details of which remain in flux. Additional time and effort may need to be spent addressing the new requirements in the potential ePrivacy Regulation as compared to the GDPR. Further, the Court of Justice of the European Union’s July decision in the Schrems II matter may impact our or our service providers ability to transfer personal data from Europe to the United States or other jurisdictions.
Within the United States, many states are considering adopting, or have already adopted, privacy regulations, including the CCPA, which became operational in January 2020 and became enforceable by the California Attorney General in July 2020. The CCPA increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations enforceable by the California Attorney General, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, in November 2020, California passed the California Privacy Rights Act (the “CPRA”), which expands the CCPA significantly, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Many of the CPRA’s provisions will become effective on January 1, 2023. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs, and/or result in interruptions or delays in the availability of systems.
Our communications with our customers and email and social media marketing are subject to certain laws and regulations, including the Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN-SPAM”) Act of 2003, the Telephone Consumer Protection Act of 1991 (the “TCPA”), and the Telemarketing Sales Rule and analogous state laws, that could expose us to significant damages awards, fines and other penalties that could materially impact our business. For example, the TCPA imposes various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax or text message. The CAN-SPAM Act and the Telemarketing Sales Rule and analogous state laws also impose various restrictions on marketing conducted use of email, telephone, fax or text message. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these communications and marketing platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.
In addition, some of these laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify consumers or other counterparties of a security breach. Regardless of our contractual protections, any actual or perceived security breach or breach of our contractual obligations could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.
In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business.
We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.
Our employees, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk that our employees, commercial partners, and vendors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless, and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the rules of the applicable regulatory bodies; (ii) manufacturing standards; (iii) data privacy laws or other similar non-United States laws; or (iv) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing, and education programs.
It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal, and administrative penalties, additional integrity reporting and oversight obligations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations, which could have a material adverse effect on our business, financial condition, and results of operations.
Violations of the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act, and other anti-corruption laws outside the United States could have a material adverse effect on us.
The FCPA, U.K. Bribery Act, and other anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Because many of our customers and consumers are involved in infrastructure construction and energy production, they are often subject to increased scrutiny by regulators. We cannot assure you that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may require self-disclosure to government agencies and result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.
Our failure to satisfy international trade compliance regulations, and changes in U.S. government sanctions, could have a material adverse effect on us.
Our global operations require importing and exporting goods and technology across international borders on a regular basis. Certain of the products we manufacture are “dual use” products, which are products that may have both civil and military applications, or may otherwise be involved in weapons proliferation, and may be subject to more stringent export controls. From time to time, we obtain or receive information alleging improper activity in connection with imports or exports. Our policy mandates strict compliance with U.S. and non-U.S. trade laws applicable to our products. However, even when we are in strict compliance with law and our policies, we may suffer reputational damage if certain of our products are sold through various intermediaries to entities operating in sanctioned countries. When we receive information alleging improper activity, our policy is to investigate that information and respond appropriately, including, if warranted, reporting our findings to relevant governmental authorities. Nonetheless, our policies and procedures may not always protect us from actions that would violate U.S. and/or non-U.S. laws. Any improper actions could subject us to civil or criminal penalties, including material monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and business prospects.
Risks Related to Intellectual Property Matters
If we are unable to adequately obtain and maintain our intellectual property and proprietary rights or if we are accused of infringing on, misappropriating or otherwise violating the intellectual property of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.
Patents, trademarks and other intellectual property rights are important to our business, and our success depends in part on our ability to obtain and maintain patent and trademark protection in the United States and other countries. As of December 31, 2020, we held approximately 177 issued U.S. patents and 173 issued foreign patents relating to our technologies, such as pumps, filters, heaters, drains and white goods, robotic cleaners, in-floor cleaning systems, lights, automation and controls, sanitization, valves and flow control, and IoT and other technologies, as well as approximately 119 U.S. trademark registrations and 656 foreign trademark registrations covering our marks, brands and products. As of December 31, 2020, we also held approximately 45 pending U.S. patent applications, 90 pending foreign patent applications, 19 pending U.S. trademark applications and 33 pending foreign trademark applications. See “Business—Intellectual Property.” In addition, we have in-licensed patents and patent applications to certain technologies incorporated in our products.
Pending and future patent applications may not result in patents being issued which protect our products or which effectively prevent others from commercializing competitive technologies and products. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued.

Even once issued, the issuance, scope, validity, enforceability, and commercial value of patent rights are uncertain. Any patents that we hold or in-license may be challenged, narrowed, circumvented, or invalidated by third parties, and this could allow such third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party rights. We cannot predict whether the patent or trademark applications we own or in-license will issue at all or in any particular jurisdiction. Even if we obtain intellectual property protection for our products and technology, it may not preclude competitors from developing products similar to ours or from challenging our names, brands or products or provide us a significant competitive advantage.
In addition, if we do not adequately maintain our intellectual property, we may lose our rights. For example, we are required to pay various periodic and renewal fees on registered intellectual property, and our failure to do so could result in the affected intellectual property being partially or completely invalidated. If this were to occur, our competitors may be able to use our technologies, names, brands or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.
Competitors may infringe our intellectual property, or we may be required to defend against claims of infringement or inventorship or priority disputes. To counter or defend against such claims can be expensive and time-consuming, and an adverse result in any proceeding could put our intellectual property rights at risk of being invalidated or narrowed. In addition, our ability to enforce our intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any disputes that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of dispute.
Participants in our markets may use challenges to intellectual property as a means to compete. Patent and trademark challenges increase our costs to develop, engineer and market our products. We may need to spend significant resources monitoring, enforcing and defending our intellectual property rights, and we may or may not be able to detect infringement by third parties. If we fail to successfully enforce our intellectual property rights or register new patents, our competitive position could suffer, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, and third parties could assert trademark infringement claims against us.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our target markets and our business may be adversely affected. If we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. In addition, competitors or other third parties have in the past, and may in the future, adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity, possibly leading to market confusion and potentially requiring us to pursue legal action. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, domain names or other similar intellectual property may be ineffective and could result in substantial costs, diversion of resources and potentially the payment by us of money damages or injunctive relief preventing us from using certain of such intellectual property, each of which could adversely impact our financial condition or results of operations.
We rely on access to intellectual property owned by third parties, so our rights to develop and commercialize certain products are subject to the terms and conditions of licenses granted to us by others.
Some of our products incorporate intellectual property owned by third parties and as a result, we are reliant on licenses from such third parties. For example, we license patents to certain technologies used in our pool cleaner and lighting products. These licenses may not provide us rights (whether exclusive or non-exclusive) to use such intellectual property for all purposes or in all territories that we may wish to commercialize our products, now and in the future. As a result, others may also include such intellectual property in their products, and which may weaken any competitive advantage that our licensed intellectual property may provide us. In addition, if our licensors fail to prosecute, maintain, enforce, and defend such intellectual property or otherwise lose their rights therein, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are subject of such licensed rights could be adversely affected. Furthermore, we could have disagreements with our licensors, including regarding the scope of our licensed rights or the amount of royalty payments owed to them. For example, we are currently undergoing a routine audit pursuant to our license agreement with one of our licensors, and we cannot rule out the possibility that we may owe more royalties than we anticipate. If our licensors conclude that we have materially breached our license agreements, they might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products covered by these license agreements. In addition, we may need to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses.
From time to time, we have been notified that we may be infringing certain patents or other intellectual property rights of third parties. There is no assurance that the necessary licenses can be obtained on commercially reasonable terms or at all. Failure to obtain the right to use third-party intellectual property, or to use such intellectual property on commercially reasonable terms, could force us to develop alternative approaches that do not infringe, misappropriate or otherwise violate such intellectual property rights, preclude us, our vendors, and/or our customers from making, using, selling, offering for sale and/or importing certain products or offering certain features or functionality in those products, or otherwise have a material adverse impact on our financial condition and operating results.
We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.
Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. For example, although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. In addition, we may face claims by third parties that our agreements with employees obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in such intellectual property. Either outcome could harm our business and competitive position.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
Our success in part depends on our ability to develop, manufacture, market and sell products using our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of others. Although we believe we do not infringe, misappropriate, or otherwise violate any valid third-party intellectual property, third parties have and may sue or otherwise take action against us for infringing, misappropriating or otherwise violating their patents or other intellectual property rights, and we cannot be certain that third-party intellectual property does not exist or will not be issued that would prevent us from commercializing our products. Because of technological changes in our industry, current extensive patent coverage and the rapid rate of issuance of new patents, our current or future products may unknowingly infringe existing or future patents or intellectual property rights of others.
For example, the plaintiffs in the Pentair Litigation have claimed certain of our variable speed pump and controller products infringe seven U.S. patents, and may in the future claim that other Hayward products infringe and/or that we, our vendors and/or our customers infringe other Pentair patents. We have challenged six of these patents at the USPTO in inter partes proceedings and have raised non-infringement and invalidity defenses to each of the seven patents currently asserted against us in the infringement actions, which are currently stayed. See “Business—Legal Proceedings.” If we do not prevail in any dispute regarding intellectual property, in addition to any damages we might have to pay, we could be required to cease the infringing activity or obtain a license requiring us to make royalty payments. It is possible that a required license may not be available to us on commercially acceptable terms, if at all. In addition, a required license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around any third party’s intellectual property, we may be unable to make use of some of the affected products, which would reduce our sales and revenues.
In addition, intellectual property litigation is costly and time-consuming. The defense costs and settlements for patent infringement lawsuits are not covered by insurance. Patent infringement lawsuits can take years to settle. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have a material adverse effect on our results of operations and financial position. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities.
We may not be able to effectively enforce our intellectual property rights throughout the world.
The laws of some foreign countries do not afford intellectual property protection to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. For example, the requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation or other violation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. In addition, competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Furthermore, while we intend to protect our intellectual property rights in the major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.
Recent changes in U.S. patent laws may limit our ability to obtain, defend, and/or enforce our patents.
The United States has recently enacted and implemented wide ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the U.S. federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.
Risks Related to Our Indebtedness
Our substantial indebtedness could adversely affect our financial condition.
We have a substantial amount of indebtedness, which, as of December 31, 2019, totaled approximately $1,168.7 million, including $961.5 million outstanding under our First Lien Term Loan Facility, $205.0 million outstanding under our Second Lien Term Loan Facility and $2.2 million of capital lease obligations. In October 2020, we entered into the First Lien Incremental Term Facility which provided for additional first lien term loans in an aggregate principal amount of $150.0 million, the proceeds of which were used to fund a portion of a special dividend of approximately $275.0 million on the outstanding shares of our Class A stock. We intend to use the net proceeds from this offering primarily to repay a portion of our indebtedness. See “Use of Proceeds.”
Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences, including:
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requiring us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, product development and other purposes;

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increasing our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

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limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

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increasing our exposure to rising interest rates because certain of our borrowings are at variable interest rates;

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restricting us from making strategic acquisitions or causing us to make non-strategic divestitures; and

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limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, product development and other corporate purposes.

Although the terms of the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of important exceptions and indebtedness incurred in compliance with such restrictions could be substantial. If we and our restricted subsidiaries incur significant additional indebtedness, the related risks that we face could increase.
Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.
Our business may not generate sufficient cash flow from operating activities to service our debt obligations. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures depends on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.
If we are unable to generate sufficient cash flow from operations to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations, delay capital expenditures, or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives.
The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to change or to take certain actions.
The agreements governing our outstanding indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including, among other things, restrictions on our ability to:
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incur additional indebtedness;

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create liens on assets;

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declare or pay certain dividends and other distributions;

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make certain investments, loans, guarantees or advances;

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consolidate, amalgamate, merge, sell or otherwise dispose of all or substantially all of our assets; and

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enter into certain transactions with our affiliates;

In addition, the ABL Facility contains a financial covenant requiring us to maintain specified fixed charge coverage ratio during the specified periods described therein. These restrictions could impede our ability to operate our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. See “Description of Certain Indebtedness—Certain Covenants and Events of Default.”
Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. A breach of such covenants could result in an event of default unless we obtain a waiver to avoid such default. If we are unable to obtain a waiver, such a default may allow our creditors to accelerate the related debt and may result in the acceleration of, or default under, any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.
Because our operations are conducted through our subsidiaries, we are dependent on the receipt of distributions and dividends or other payments from our subsidiaries for cash to fund our operations and expenses, including to make future dividend payments, if any.
Our operations are conducted through our subsidiaries. As a result, our ability to make future dividend payments, if any, is dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the agreements governing our outstanding indebtedness significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.
Despite our substantial debt, we may still be able to incur significantly more debt, which would increase the risks described herein. We may also require additional capital, which may not be available on acceptable terms, if at all.
Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations or in connection with acquisitions. The agreements relating to our indebtedness limit but do not prohibit our ability to incur additional debt. If we increase our total indebtedness, our debt service obligations will increase. We will become more exposed to the risks arising from our substantial level of indebtedness as described above as we become more leveraged. As of December 31, 2019, we had approximately $250.0 million of undrawn lines of credit available under our ABL Facility, subject to certain conditions, including compliance with certain financial covenants. We regularly consider market conditions and our ability to incur indebtedness to either refinance existing indebtedness or for working capital. If additional debt is added to our current debt levels, the related risks we face could increase.
If our cash flow from operations is less than we anticipate, if our cash requirements are more than we expect, or if we intend to finance acquisitions, we may require more financing. However, debt or equity financing may not be available to us on acceptable terms, if at all. If we incur additional debt or raise equity through the issuance of additional capital shares, the terms of the debt or capital shares issued may give the holders rights, preferences and privileges senior to those of holders of our ordinary shares, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, the percentage ownership of existing shareholders in our company would decline. If we are unable to raise additional capital when needed, our financial condition could be adversely affected. Unfavorable changes in the ratings that rating agencies assign to our debt may ultimately negatively impact our access to the debt capital markets and increase the costs we incur to borrow funds. If ratings for our debt fall below investment grade, our access to the debt capital markets may become restricted. Additionally, our credit agreements generally include an increase in interest rates if the ratings for our debt are downgraded.
Uncertainty relating to the London interbank offered rate (“LIBOR”) and the potential discontinuation of LIBOR in the future may adversely affect our interest expense.
Borrowings under our Credit Facilities bear interest at a rate equal to an adjusted base rate or LIBOR, plus, in each case, an applicable margin. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. While the ICE Benchmark Administration recently announced its intention to extend the publication of certain LIBOR settings to the end of 2023, there can be no assurance such extension will occur. As a result, it is unclear if LIBOR will cease to exist after 2021 or if new methods of calculating LIBOR will be established such that it continues to exist after that time. The United States Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee composed of large U.S. financial institutions, is considering replacing LIBOR with a new index calculated by short-term repurchase agreements, backed by U.S. Treasury securities. The future of LIBOR at this time is uncertain and any changes in the methods by which LIBOR is determined or regulatory activity related to LIBOR’s phaseout could cause LIBOR to perform differently than in the past or cease to exist. If LIBOR ceases to exist, we may need to renegotiate our credit agreements and related agreements, which may result in interest rates and/or payments that do not correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flow and liquidity.
Risks Related to this Offering and Ownership of Our Common Stock
Our Sponsors will continue to have significant influence over us after this offering.
Following completion of this offering, entities affiliated with (i) CCMP will beneficially own approximately    % of our outstanding common stock (approximately    % if the underwriters exercise their option to purchase additional shares in full) (ii) MSD Partners will beneficially own approximately    % of our outstanding common stock (approximately    % if the underwriters exercise their option to purchase additional shares in full) and (iii) AIMCo will beneficially own approximately    % of our outstanding common stock (approximately    % if the underwriters exercise their option to purchase additional shares in full). For as long as affiliates of our Sponsors continue to beneficially own a substantial percentage of the voting power of our outstanding common stock, they will continue to have significant influence over us. For example, they will be able to strongly influence or effectively control the election of all of the members of our Board of Directors and our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of additional indebtedness, the issuance of any additional shares of common stock or other equity securities, the repurchase or redemption of shares of our common stock and the payment of dividends. This concentration of ownership may have the effect of deterring, delaying, or preventing a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the Company and might ultimately affect the market price of our common stock.
Each of our Sponsors may also have interests that differ from yours. For example, our Sponsors, and the members of our Board of Directors who are affiliated with each respective Sponsor, by the terms of our certificate of incorporation, will not be required to offer us any corporate opportunity of which they become aware and can take any such corporate opportunity for themselves or offer it to other companies in which they have an investment. We, by the terms of our certificate of incorporation, will expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us.
If you purchase shares in this offering, you will suffer immediate and substantial dilution.
If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value of your stock of $      per share as of December 31, 2020 based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus, because the price that you pay will be substantially greater than the net tangible book value deficiency per share of the shares you acquire. You will experience additional dilution upon the exercise of options to purchase shares of our common stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution. See “Dilution.”
Further, we may need to raise additional funds in the future to finance our operations and/or acquire complementary businesses. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in the Company.
We will in the future grant stock options and other awards to our certain current or future officers, directors, employees, and consultants under additional plans or individual agreements. The grant, exercise, vesting, and/or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in the Company. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have the same dilutive effect.
Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.
Since our inception, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained following completion of this offering. In addition, the stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:
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variations in our operating performance and the performance of our competitors;

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actual or anticipated fluctuations in our quarterly or annual operating results;

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publication of research reports by securities analysts about us, our competitors or our industry;

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our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

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additions or departures of key personnel;

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strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

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the passage of legislation or other regulatory developments affecting us or our industry;

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changes in legislation, regulation and government policy as a result of the U.S. presidential and congressional elections;

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speculation in the press or investment community;

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changes in accounting principles;

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terrorist acts, acts of war or periods of widespread civil unrest;

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natural disasters and other calamities;

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changes in general market and economic conditions; and

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the other factors described in this “Risk Factors” section and the section titled “Special Note Regarding Forward-Looking Statements.”

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. We are exposed to the impact of any global or domestic economic disruption. Additionally, in the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.
We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2019, our management has identified the following material weaknesses:
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We did not document the design or operation of an effective control environment commensurate with the financial reporting requirements of an SEC registrant. Specifically, we did not design and maintain adequate formal documentation of certain policies and procedures, controls over the segregation of duties within our financial reporting function and the preparation and review of journal entries.

In addition, this material weakness contributed to the following additional material weaknesses:
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We did not design and maintain control activities to adequately address identified risks or evidence of performance, or to operate at a sufficient level of precision that would identify material misstatements to our financial statements.

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We did not design and maintain effective controls over certain information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain:

(i)   program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately.
(ii)   user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel.
(iii)   computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored.
(iv)   testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.
These IT deficiencies did not result in a material misstatement to the financial statements, however, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.
None of the above material weaknesses resulted in material misstatements. If we are unable to timely address the weaknesses in our control environment, however, they could result in misstatements of our account balances or disclosures that would result in material misstatements of our annual or interim financial statements that would not be prevented or detected.
We are in the process of taking steps intended to address the underlying causes of the control deficiencies in order to remediate the material weaknesses. Our efforts to date have focused on: (i) development of a remediation plan to fully address the control deficiencies; (ii) establishment of an internal audit group; (iii) implementation of processes and controls to better identify and manage segregation of duties and (iv) engagement of a third party provider to support in evaluating and documenting the design of our internal controls, assist with the remediation of the deficiencies, and test the operating effectiveness of our internal controls.
While we believe these efforts will improve our internal controls and address the underlying causes of the material weaknesses, such material weaknesses will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time. We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. While we are working to remediate the material weaknesses as timely and efficiently as possible, at this time we cannot provide an estimate of costs expected to be incurred in connection with the implementation of this remediation plan, nor can we provide an estimate of the time it will take to complete this remediation plan. We do, however, intend to remediate the identified material weaknesses prior to becoming subject to the reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting, or that in the future we will not have additional material weaknesses in our internal control over financial reporting.
Neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we fail to effectively remediate the material weaknesses in our internal control over financial reporting, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls when required to do so in the future, we may be unable to accurately or timely report our financial condition or results of operations. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets, and our stock price could be adversely affected.
Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Although we will be required to disclose changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until at least our second annual report required to be filed with the SEC.
To comply with the requirements of being a public company, we may need to undertake various actions, to develop, implement and test additional processes and other controls. Testing and maintaining internal controls can divert our management’s attention from other matters related to the operation of our business.
There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.
Following completion of this offering, there will be           shares of our common stock outstanding. Of our issued and outstanding shares, all of the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of this offering, approximately    %,    % and    % of our outstanding common stock (or approximately    %,    % and    % if the underwriters exercise their option to purchase additional shares in full) will be held by affiliates of our Sponsors, respectively.
Each of our executive officers and directors, the selling stockholders and substantially all holders of our common stock have entered into a lock-up agreement with BofA Securities, Inc. and Goldman Sachs & Co. LLC, as representatives of the underwriters, which regulates their sales of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions. BofA Securities and Goldman Sachs & Co. LLC may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale—Lock-Up Agreements.”
Sales of substantial amounts of our common stock in the public market after this offering, the perception that such sales will occur, or early release of these lock-up agreements could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares of our common stock to be outstanding following completion of this offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. Our remaining outstanding shares will become available for resale in the public market as shown in the chart below, subject to the provisions of Rule 144 and Rule 701.
Number of Shares	Date Available for Resale
On the date of this offering ( , 2021)
180 days after this offering ( , 2021) subject to certain exceptions
Beginning 180 days after this offering, subject to certain exceptions, our Sponsors may require us to register shares of our common stock held by them for resale under the federal securities laws, subject to reduction upon the request of the underwriter of the offering, if any. See “Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement.” Registration of those shares would allow the Sponsors to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

In addition, following completion of this offering, we intend to register (i) shares of common stock issuable upon the exercise of stock options outstanding under the 2017 Plan and (ii) shares of our common stock that we expect to issue pursuant to the 2021 Plan. For more information, see “Shares Eligible for Future Sale—Registration Statements on Form S-8.”
Provisions in our charter documents after this offering and Delaware law may deter takeover efforts that you feel would be beneficial to stockholder value.
In addition to our Sponsors’ beneficial ownership of a substantial percentage of our common stock, provisions in our certificate of incorporation and bylaws after this offering and Delaware law could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders, and could also make it difficult for stockholders to elect directors that are not nominated by the current members of our Board of Directors or take other corporate actions, including effecting changes in our management. These provisions include a classified board of directors and the ability of our Board of Directors to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our certificate of incorporation will also impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than our Sponsors. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law.”
Our second restated certificate of incorporation will designate specific courts as the sole and exclusive forum for certain claims or causes of action that may be brought by our stockholders, which could discourage lawsuits against us and our directors and officers.
Our second restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of claims: (i) any derivative claim brought in the right of the Company, (ii) any claim asserting a breach of a fiduciary duty to the Company or the Company’s stockholders owed by any current or former director, officer or other employee or stockholder of the Company, (iii) any claim against the Company arising pursuant to any provision of the DGCL, our second restated certificate of incorporation or amended and restated bylaws, (iv) any claim to interpret, apply, enforce or determine the validity of our second restated certificate of incorporation or our amended and restated bylaws, (v) any claim against the Company governed by the internal affairs doctrine, and (vi) any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act, as amended, brought in any action asserting one or more of the claims specified in clauses (a)(i) through (v) herein above (each a “Covered Claim”). This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.
Our second restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our second restated certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice-of-forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.
The choice of forum provisions to be contained in our second restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our second restated certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions.

Upon the listing of our common stock on the New York Stock Exchange, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
After the completion of this offering, the Sponsors will collectively control a majority of the voting power of shares eligible to vote in the election of our directors. Because more than 50% of the voting power in the election of our directors will be held by an individual, group, or another company, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:
•
a majority of our Board of Directors consists of “independent directors,” as defined under the rules of such exchange;

•
our Board of Directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
our Board of Directors has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect that the majority of our directors will be independent or that any committees of our Board of Directors, other than our audit committee, will be composed of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.
We are an emerging growth company and cannot be certain if the reduced disclosure requirements applicable to us will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we expect to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, while we are an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.
In addition, while we are an emerging growth company, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies that have adopted the new or revised accounting standards.
We may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering, though we may cease to be an emerging growth company earlier under certain circumstances, including if (i) we have $1.07 billion or more in annual gross revenue in any fiscal year, (ii) we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act; or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.
We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures and assumptions and other statements contained in or incorporated by reference in this prospectus that are not historical facts. When used in this document, words such as “may,” “will,” “should,” “could,” “intend,” “potential,” “continue,” “anticipate,” “believe,” “estimate,” “expect,” “plan,” “target,” “predict,” “project,” “seek” and similar expressions as they relate to us are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.
Examples of forward-looking statements include, among others, statements we make regarding: our financial position; business plans and objectives; general economic and industry trends; business prospects; future product development and acquisition strategies; growth and expansion opportunities; operating results; and working capital and liquidity. We may not achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place significant reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make.
The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements, including such statements taken from third-party industry and market reports. See “Market and Industry Data.” In addition to those discussed herein under the caption “Risk Factors,” important factors that could affect our future results and could cause those results or other outcomes to differ materially from those indicated in our forward-looking statements include the following:
•
our ability to execute on our growth strategies and expansion opportunities;

•
our ability to maintain favorable relationships with suppliers;

•
our relationships with and the performance of distributors, builders, buying groups, retailers and servicers who sell our products to pool owners;

•
competition from national and global companies, as well as lower cost manufacturers;

•
impacts on our business from the sensitivity of our business to seasonality and unfavorable economic and business conditions;

•
our ability to identify emerging technological and other trends in our target end markets;

•
our ability to develop, manufacture and effectively and profitably market and sell our new planned and future products;

•
failure of markets to accept new product introductions and enhancements;

•
the ability to successfully identify, finance, complete and integrate acquisitions;

•
our ability to attract and retain senior management and other qualified personnel;

•
regulatory changes and developments affecting our current and future products;

•
volatility in currency exchange rates;

•
our ability to service our existing indebtedness and obtain additional capital to finance operations and our growth opportunities;

•
impacts on our business from political, regulatory, economic, trade, and other risks associated with operating foreign businesses;

•
our ability to establish and maintain intellectual property protection for our products, as well as our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others;

•
the impact of material cost and other inflation;

•
the impact of changes in laws, regulations and administrative policy, including those that limit U.S. tax benefits or impact trade agreements and tariffs;

•
the outcome of litigation and governmental proceedings;

•
impacts on our business from the COVID-19 pandemic; and

•
other risks and uncertainties, including those listed in the section titled “Risk Factors.”

These forward-looking statements involve known and unknown risks, inherent uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Actual results and the timing of certain events may differ materially from those contained in these forward-looking statements.
Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended, planned or projected. We discuss many of these risks in greater detail under the heading “Risk Factors.” The forward-looking statements included in this prospectus are made only as of the date hereof. Unless required by United States federal securities laws, we neither intend nor assume any obligation to update these forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $      (or approximately $      if the underwriters exercise in full their option to purchase additional shares of common stock), assuming an initial public offering price of $      per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus).
We will not receive any of the proceeds from the selling stockholders named in this prospectus. The selling stockholders will receive approximately $      of proceeds from this offering.
We intend to use the net proceeds from the sale of our common stock in this offering to repay approximately $      million in aggregate principal amount of outstanding borrowings under our Credit Facilities, out of which approximately (i) $      million will be used to repay borrowings under the First Lien Term Facility, (ii) $       million will be used to repay borrowings under the First Lien Incremental Term Facility and (iii) $      million will be used to repay borrowings under the Second Lien Term Facility. We intend to use the remaining net proceeds from this offering for general corporate purposes.
As of December 31, 2020, there was approximately $      million in aggregate principal amount of debt outstanding under our Credit Facilities, consisting of approximately (i) $      million outstanding under the First Lien Term Facility, bearing interest at a rate of   % and maturing on August 4, 2024, (ii)  $       million outstanding under the First Lien Incremental Term Facility, bearing interest at a rate of     % and maturing on August 4, 2026, and (iii) $      million outstanding under the Second Lien Term Facility, bearing interest at a rate of    %, and maturing on August 4, 2025. On October 28, 2020, Hayward Industries entered into the First Lien Incremental Term Facility, which provided for additional first lien term loans in an aggregate principal amount of $150.0 million, the proceeds of which were used to fund a portion of a special dividend of approximately $275.0 million on the outstanding shares of our Class A stock. For additional information regarding the Credit Facilities, see “Description of Certain Indebtedness.”
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, based on the midpoint of the estimated offering price range shown on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $      , assuming the number of shares offered by us, shown on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us for this offering. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $      per share, the midpoint of the estimated offering price range shown on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $      .

DIVIDEND POLICY
On October 28, 2020, we paid a cash dividend of approximately $275.0 million on the outstanding shares of our Class A stock. Our Board of Directors does not currently plan to pay dividends on our common stock following this offering and currently expects to retain all future earnings for use in the operation and expansion of our business. Following this offering, we may reevaluate our dividend policy. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Facilities and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020:
•
on an actual basis;

•
on a pro forma basis to reflect to the Reclassification that will be completed immediately prior to this offering, as described under “The Reclassification,” as if it had occurred on December 31, 2020 and based on an assumed public offering price of $      per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus); and

•
on a pro forma as adjusted basis to reflect (i) the issuance and the sale by us of                 shares of common stock in this offering at an assumed public offering price of $      per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), after deducting underwriting discounts, commissions and estimated offering expenses, and (ii) the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read the information in this table in conjunction with our financial statements and the related notes thereto appearing elsewhere in this prospectus, as well as the information under the headings “The Reclassification,” “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(dollars in millions, except per share data)	Actual	As of December 31, 2020 pro forma	Pro forma as adjusted
Cash and cash equivalents
Debt:
First Lien Term Facility, due August 4, 2024
First Lien Incremental Term Facility, due August 4, 2026
Second Lien Term Facility, due August 4, 2025
ABL Facility
Capital lease obligations
Total debt(1)
Redeemable stock:
Class A stock, $0.001 par value per share, 1,500,000 shares
authorized, shares issued and outstanding on an actual
basis; no shares authorized, issued or outstanding on a
pro forma and pro forma as adjusted basis

Class C stock, $0.001 par value per share; 100 shares authorized, shares issued and outstanding on an actual basis; no shares authorized, issued or outstanding on a pro forma and pro forma as adjusted basis

Stockholders’ equity:
Common stock, $0.001 par value per share; 150,000 shares
authorized, shares issued and outstanding on an actual
basis; shares authorized and shares issued and
outstanding on a pro forma basis;      shares
authorized and shares issued and outstanding on a
pro forma as adjusted basis(2)

Preferred stock, $0.001 par value per share, no shares authorized, issued or outstanding on an actual basis; shares authorized, no shares issued or outstanding on a pro forma and pro forma as adjusted basis

Additional paid-in capital(1)
Treasury stock
Retained earnings
Accumulated other comprehensive loss
Total stockholders’ equity(1)
Total capitalization(1)	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, based on the midpoint of the estimated offering price range shown on the cover page of this prospectus, would decrease (increase) total debt by $      , increase (decrease) common stock, including paid-in capital, and total stockholders’ equity by $      and increase (decrease) total capitalization by $      , assuming the number of shares offered by us, shown on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering in this offering. An increase (decrease) of 1,000,000 shares offered by us from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $      per share, the midpoint of the estimated offering price range shown on the cover page of this prospectus, would increase (decrease) common stock, including paid-in capital, and total stockholders’ equity by $      and increase (decrease) total

capitalization by $      , after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us for this offering.
(2)
Because the number of shares of common stock into which a share of our Class A stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the initial public offering price would have a corresponding impact on the number of outstanding shares of our common stock presented in this prospectus after giving effect to this offering. See “The Reclassification.”

DILUTION
If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value (deficit) per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value (deficit) per share attributable to the shares of common stock held by our pre-IPO owners.
Our pro forma net tangible book value (deficit) as of December 31, 2020 would have been $      million, or $      per share of our common stock after giving effect to the Reclassification, assuming the Reclassification had taken place on December 31, 2020 and assuming an initial public offering price of $      per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities, after giving effect to the pro forma adjustments described above. Pro forma net tangible book value (deficit) per share represents pro forma net tangible book value (deficit) divided by the number of shares outstanding as of December 31, 2020, after giving effect to the pro forma adjustments described above.
After giving further effect to (i) the sale by us and the selling stockholders of           shares of common stock in this offering at an initial public offering price of $      per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), after deducting underwriting discounts, commissions and estimated offering expenses payable by us, and (ii) the application of the net proceeds as set forth under “Use of Proceeds,” our as pro forma adjusted net tangible book value (deficit) as of December 31, 2020 would have been $      , or $      per share of our common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book value) of $      per share to existing stockholders and an immediate and substantial dilution in net tangible book value (deficit) of $      per share to investors purchasing shares in this offering at the initial public offering price.
The following table illustrates this dilution on a per share basis:
Assumed initial public offering price per share	$
Pro forma net tangible book value (deficit) per share as of December 31, 2020
Increase in pro forma as adjusted net tangible book value (deficit) per share attributable to new investors purchasing common stock in this offering
Pro forma as adjusted net tangible book value (deficit) per share after this offering	$
Dilution per share to new investors purchasing common stock in this offering	$
Dilution is determined by subtracting as adjusted net tangible book value (deficit) per share of common stock after this offering from the initial public offering price per share of common stock.
If the underwriters exercise in full their option to purchase additional shares in this offering, the as adjusted net tangible book value (deficit) per share after giving effect to this offering and the use of proceeds therefrom would be $      per share. This represents an increase in as adjusted net tangible book value (or a decrease in as adjusted net tangible book value) of $      per share to existing stockholders and results in dilution in as adjusted net tangible book value (deficit) of $      per share to investors purchasing shares in this offering at the initial public offering price.
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, based on the midpoint of the estimated offering price range shown on the cover page of this prospectus, would decrease (increase) our pro forma as adjusted net tangible book value (deficit) by approximately $      million or by approximately $      per share, assuming the number of shares offered by us, shown on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us. Because the number of shares of our common stock into which a share of our Class A stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the initial public offering price would also have a corresponding impact on our pro forma net tangible book value deficiency per share of our common stock.

Our pro forma as adjusted net tangible book value (deficit) per share of our common stock would have been the following at December 31, 2020, assuming the initial public offering prices for our common stock shown below:
Initial public offering price	$	$	$	$	$	$	$
Pro Forma as adjusted net tangible book value per share	$	$	$	$	$	$	$
The following table summarizes, as of December 31, 2020, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below is based on an initial public offering price of $      per share for shares of common stock purchased in this offering and excludes underwriting discounts, commissions and estimated offering expenses payable by us:
	Shares Purchased		Total Consideration		Avg/Share
(dollars in thousands, except per share amounts)	Number	%	Amount	$
Existing stockholders		%	$	%	$
New investors		%		%
Total		%	$	%	$

(1)
The number of shares purchased by existing stockholders is determined as follows:

Class B common shares issued as of December 31, 2020
Less: Class B treasury shares as of December 31, 2020
Net Class B common shares outstanding as of December 31, 2020
Converted net Class A shares as of December 31, 2020(a)
Common shares issued as of December 31, 2020
Less: Common treasury shares as of December 31, 2020
Total common shares purchased by existing stockholders

(a)
See “The Reclassification” for a computation of the Number of Class B common shares issuable upon conversion of the Class A shares issued and outstanding as of December 31, 2020.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to                 shares, or    % of the total number of shares of our common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to                 shares, or    % of the total number of shares outstanding following the completion of this offering.
Because the number of shares of our common stock into which a share of our Class A stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the initial public offering price would have a corresponding impact on the number of shares purchased by existing stockholders. The number of shares purchased by existing stockholders would have been the following as of December 31, 2020, assuming the initial public offering prices for our common stock shown below:
	$	$	$	$	$	$	$
Shares purchased by existing stockholders
Percent of total shares purchased by existing stockholders	%	%	%	%	%	%	%
If the underwriters were to fully exercise their option to purchase                 additional shares of our common stock in this offering, the percentage of shares of our common stock held by existing

stockholders as of December 31, 2020 would be    % and the percentage of shares of our common stock held by new investors would be    %, based on an assumed initial public offering price of $      per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus).
To the extent that outstanding options are exercised or outstanding restricted stock units settle or we grant options, restricted stock, restricted stock units or other equity-based awards to our employees, executive officers and directors in the future, or other issuances of common stock are made, there will be further dilution to new investors.
The dilution information above is for illustrative purposes only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our shares of common stock and other terms of this offering determined at pricing.

THE RECLASSIFICATION
Prior to this offering, we had three classes of common stock outstanding, Class A stock, Class B common stock and Class C stock. The Class A stock was identical to the Class B common stock, except that the Class A stock was convertible into shares of our Class B common stock as described below, and each share of Class A stock was entitled to a preferential payment upon any liquidating distribution by us to holders of our capital stock, whether by dividend, distribution or otherwise, equal to the Class A Preference Amount for such share. Class C stock had no voting rights or conversion rights, but each share of Class C stock was entitled to receive a special dividend equal to $1.0 million multiplied by the quotient of the (i) number of Class A stock held by such holder divided by (ii) the number of shares of Class A stock owned collectively by the Sponsors, on the terms and conditions set forth in the Special Dividend Side Letter (as defined herein).
Prior to the completion of this offering, we will reclassify our Class B common stock into common stock and then effect a -for-1 split of our common stock. In addition, immediately prior to this offering, (i) we will convert each outstanding share of our Class A stock into           shares of our common stock plus an additional           shares (assuming an offering price equal to the midpoint of the estimated offering price range shown on the cover page of this prospectus), which amount will be determined by dividing (a) the Class A preference amount of such share of Class A stock, or $      per share (the “Class A Preference Amount”), by (b) the initial public offering price of a share of our common stock in this offering, net of the per share underwriting discount, rounded to the nearest whole share and (ii) we will redeem each outstanding share of our Class C stock for an aggregate price of $1.00. In connection with the conversion of the Class A stock, holders of our Class A stock will receive a cash payment from us in lieu of fractional shares based on the initial public offering price per share of our common stock in this offering, but will not receive any other cash payments in connection with the conversion.
References to the “Reclassification” throughout this prospectus refer to (i) the reclassification of our Class B common stock into our common stock, (ii) the -for-1 stock split of our common stock, (iii) the conversion of our Class A stock into common stock, (iv) the redemption of our Class C stock and (v) the filing and effectiveness of our second restated certificate of incorporation and the adoption of our amended and restated bylaws.
Assuming an initial public offering price of $      per share, which is the midpoint of the estimated offering price range shown on the cover page of this prospectus,           shares of common stock will be outstanding immediately after the Reclassification but before this offering. The actual number of shares of our common stock that will be issued as a result of the Reclassification is subject to change based on the actual initial public offering price.
Because the number of shares of common stock into which a share of our Class A stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the initial public offering price would have a corresponding impact on the number of outstanding shares of our common stock presented in this prospectus after giving effect to this offering. The following number of shares of our common stock would be outstanding immediately after the Reclassification but before this offering, assuming the initial public offering prices and underwriting discounts for our common stock shown below.
Assumed Underwriting Discount	Assumed Initial Public Offering Price
	$	$	$	$	$	$	$
%
%
%

SELECTED CONSOLIDATED FINANCIAL DATA
You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2019 and December 31, 2020 and the selected consolidated balance sheet data as of December 31, 2019 and December 31, 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.
	Years Ended December 31,
(dollars in millions, except per share data)	2020	2019
Statement of Operations Data
Net sales	$	$733.4
Cost of sales		409.9
Gross profit		323.5
Selling, general and administrative expenses		179.4
Research, development and engineering		19.9
Acquisition and restructuring related income, net		(16.3)
Amortization of intangible assets		41.8
Operating income		98.7
Interest expense, net		84.5
Other expense, net		2.1
Total other expense		86.6
Income from operations before income taxes		12.1
Provision for income taxes		3.6
Net income	$	$8.5
Cash Flow Data
Net cash provided by operating activities	$	$94.0
Net cash provided by investing activities		4.0
Net cash used in financing activities		(65.1)
Balance Sheet Data (as of period end)
Cash and cash equivalents	$	$47.2
Property, plant, and equipment, net		139.9
Goodwill and intangibles		2,068.7
Total assets		2,603.1
Long term debt		1,148.2
Total liabilities		1,569.6
Redeemable stock		869.5
Stockholders’ equity	$	164.0
Total liabilities, redeemable stock and stockholders’ equity	$	$2,603.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our results of operations and financial condition together with “Prospectus Summary—Summary Consolidated and Other Financial Data,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Selected Consolidated Financial Data” and our audited consolidated financial statements and notes thereto, each included elsewhere in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements.
We define the year ended December 31, 2020 as Fiscal Year 2020 and the year ended December 31, 2019 as Fiscal Year 2019. Our fiscal quarters usually include 13 weeks except the fourth quarter which ends on December 31 of each fiscal year.
Our Company
We are an industry-leading global designer, manufacturer and marketer of a broad portfolio of pool equipment and associated automation systems. With the pool as the centerpiece of the growing outdoor living space, the pool industry has attractive market characteristics, including significant aftermarket requirements, innovation-led growth opportunities and favorable industry structure. We are a leader in this market with a highly-recognized brand, one of the largest installed bases of pool equipment in the world, decades-long relationships with our key channel partners and trade customers and a history of technological innovation. Our engineered products, which include various energy efficient and more environmentally sustainable offerings, enhance the pool owner’s outdoor living lifestyle while also delivering high quality water, pleasant ambiance and ease of use for the ultimate backyard experience. Aftermarket replacements and upgrades to higher value IoT and energy efficient models are a primary growth driver for our business as we estimate that aftermarket sales represented approximately    % of net sales in Fiscal Year 2020.
We are a leading global manufacturer with an estimated North American residential pool market share of approximately 30% that we believe is well-positioned for future growth. On average, we have 20+ year relationships with our top 20 customers. We estimate that aftermarket sales represented approximately    % and 74% of net sales in Fiscal Year 2020 and Fiscal Year 2019, respectively. We believe aftermarket sales are generally recurring in nature since these products are critical to the ongoing operation of pools given requirements for water quality and sanitization. Our product replacement cycle of approximately 9 to 12 years drives multiple replacement opportunities over the typical life of a pool, creating opportunities to generate aftermarket product sales as pool owners repair and replace equipment and remodel and upgrade their pools.
We manufacture our products at six primary facilities worldwide, which are located in North Carolina, Tennessee, Rhode Island, Spain and China.
Segments
We report our financial results based on two reportable segments: North America (“NAM”) and Europe & Rest of World (“E&RW”). These reporting segments align with our organizational structure and go to market strategy. For Fiscal Year 2020, NAM and E&RW represented approximately    % and    % of total net sales, respectively. For Fiscal Year 2019, NAM and E&RW represented approximately 79% and 21% of total net sales, respectively.
NAM includes sales of residential and commercial swimming pool equipment and supplies in the United States and Canada as well as the manufacturing and sale of equipment of flow control products globally.
E&RW includes sales of residential and commercial swimming pool equipment and supplies in Europe, Central and South America, the Middle East and the Asia Pacific region.
Key Trends and Uncertainties Regarding Our Existing Business
The following trends and uncertainties may affect our financial performance in the future:

•
Demand related to the aging base of pools and the COVID-19 pandemic.   While the broader macroeconomic trends support growth, the primary driver for the industry continues to be aftermarket spending on the base of installed pools. The record new construction of pools back in 1999 to 2005 is manifesting itself in the aftermarket as the repair, replace and remodel cycle given the average age of pools is over 20 years. Residential pool equipment sales have also increased during the COVID-19 pandemic. This increase in demand has broadly been across all of Hayward’s product lines as homeowner “stay at home” mandates have refocused attention on improving the quality of their outdoor living experience especially for products such as heaters to extend the pool season. Urban flight along with desire for second getaway homes is also driving residential pool construction as homeowners remodel or upgrade their existing outdoor living spaces. Despite this increase in the number of pools constructed in 2020, new pool construction still remains below the pre-2008 construction levels, leading us to expect an increase in the installed base in coming seasons. Demand for commercial pool and industrial flow control products was negatively impacted due to customer project delays, lower commercial activities and reduced use of public pools as a result of shelter-in-place orders and commercial closures during the second and third quarter.

•
Seasonality.   Our business is seasonal with sales typically higher in the second quarter and fourth quarter. During the second quarter of a fiscal year, sales are higher in anticipation of the start of the summer pool season and in the fourth quarter, we incent trade customers to buy and stock in readiness for next year’s pool season under an “early buy” program which offers a price discount and extended payment terms. Under the early buy program we ship products October through March and receive payments for these shipments April through July. Net sales are recognized upon shipment of products, which cannot be returned unless damaged. For more information, see “—Key Factors and Measures We Use to Evaluate Our Business—Net Sales.” We aim to keep our manufacturing plants running at constant level throughout the year and consequently we build inventory in the first and third quarters and inventory is sold-down and shipped in the second and fourth quarters. Our accounts receivable balance increases from October to June as a result of the early buy extended terms and higher sales in the second quarter. See “—Selected Quarterly Results of Operations” below to see how seasonality has affected our quarterly results of operations.

•
Targeted expansion efforts.   We have identified and continue to pursue attractive product and geographic market opportunities, both within and outside the United States, in order to grow our presence in additional markets or markets in which we have less penetration. We believe that our business can effectively address these opportunities through new product development and scalable sales, marketing, and administration. We also have and may in the future pursue acquisitions to opportunistically add product offerings or increase our geographic footprint. If we do not execute this strategic objective, our core sales growth will likely be limited or may decline.

•
New product offerings.   Our business is primarily driven by aftermarket spending and pool owners are increasingly demanding new technologies, such as IoT-enabled and more energy efficient products, as they replace or upgrade their existing pool equipment. We have launched           new products since           , which contributed approximately    % of net sales in Fiscal Year 2020, and we anticipate that staying at the forefront of technological innovation and introducing new product offerings with new features will continue to be important to maintaining and growing our market share and sales.

•
Materials and other cost increases.   We have experienced increases in the costs of raw materials and commodities. We strive for productivity improvements, and implement price increases to help mitigate this impact. We expect to see continuing price volatility (metals, resins, and electronic sub-assemblies) and tariff charges (motors, electronics, valves and cleaner products) for some of our raw materials. We are uncertain as to the timing and impact of these market changes, but have mitigation activities in place to minimize the impact on planned standard costs.

•
Impact of our initial public offering.   Following our initial public offering, we will incur incremental selling, general, and administrative expenses (“SG&A”) that we did not incur as a private company. Those costs include additional director and officer liability insurance, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, directors fees, and investor and public relations expenses. We expect such expenses to further increase after we are no longer an emerging growth company. These costs will generally be expensed as SG&A in the consolidated statement of operations.
Factors Affecting the Comparability of our Results of Operations
Our results over the past two years have been affected by the following, among other events, which must be understood to assess the comparability of our period-to-period financial performance and condition.
Impact of COVID-19
The COVID-19 pandemic has resulted in governments around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines, “shelter-in-place” and “stay-at-home” orders, travel restrictions, certain business curtailments, limits on gatherings, and other measures. In addition, governments and central banks in several parts of the world have enacted fiscal and monetary stimulus measures to counteract pandemic economic impacts. We believe that the pandemic has only reinforced existing pool industry growth trends and has not had a significant impact to our cost structure through the date of this filing. Hayward is classified as an essential business and as such we have implemented the necessary steps to protect our manufacturing and distribution facilities to ensure we have continuity of production and supply to our customers. While we did experience in the early months of the pandemic partial or full facility closure for cleaning and sanitization, all of our manufacturing and distribution facilities are currently operational.
We have taken proactive actions to protect the health and safety of our employees, customers, and suppliers. We have enacted rigorous safety measures, including social distancing protocols, work from home arrangements, suspending business travel, disinfecting workspaces, temperature monitoring at our facilities, and facial coverings where required. We will continue to take all precautions recommended by governmental health departments to protect the health and safety of our employees, customers, and suppliers.
Early in the pandemic, certain of our suppliers faced challenges and were not able to timely deliver the quantities of raw materials or components we required. This negatively affected our production capabilities in the second quarter. During the third quarter we secured secondary sources of supply and were able to return production to full capabilities.
Continued restrictions and disruption of transportation, including reduced availability of air transport, port closures and increased border controls or closures, have resulted in higher costs and delays, both for obtaining raw materials and components and shipping finished goods to customers, which initially impacted our ability to meet customer demand.
At the onset of the pandemic the Company immediately reduced discretionary and capital spending and implemented a number of austerity measures in anticipation of a prolonged sales slowdown. Though we continue to monitor the situation, we have reversed most of the austerity measures and capital spending has resumed. We also benefited from the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), obtaining deferral of our employer U.S. Social Security contributions and a permanent reduction of certain cash tax payments in federal, state and international jurisdictions.
Key Factors and Measures We Use to Evaluate Our Business
We consider a variety of financial and operating measures in assessing the performance of our business. The key GAAP measures we use are net sales, gross profit and gross profit margin, SG&A expenses, research, development and engineering (“RD&E”), operating income and operating income margin. The key non-GAAP measures we use are EBITDA, adjusted EBITDA and adjusted EBITDA margin.
Net Sales
We offer a broad range of pool equipment including pumps, filters, heaters, automatic cleaners, sanitizers, controls, LED lights, as well as industrial thermoplastic valves and process liquid control products. Sales are impacted by product and geographic segment mix, as well as promotional and competitive activities. Growth of our sales is primarily driven by market demand, expansion of our trade customers and product offering.
Net sales are recognized upon shipment and recorded inclusive of outbound shipping and handling charges billed to customers and net of related discounts, allowances, returns, and sales tax. Customers are offered volume discounts and other promotional benefits. We estimate these volume discounts, promotional allowance benefits, and returns based upon the terms of the customer contracts and actual historical experience and records such amounts as a reduction of gross sales with an offsetting adjustment to account receivable. We regularly monitor the adequacy of these allowances.
Gross Profit and Gross Profit Margin
Gross profit is equal to net sales less cost of sales. Cost of sales includes the direct cost of manufacturing, including direct materials, labor and related overhead, as well as inbound and outbound freight and tariffs.
Gross profit margin is gross profit as a percentage of net sales. Gross profit margin is impacted by costs of raw material, product mix, salary and wage inflation, production costs, and shipping and handling costs all of which can vary. Our gross profit is variable in nature and generally follows changes in seasonality of net sales.
Selling, General and Administrative Expenses
Our SG&A includes expenses arising from activities in selling, marketing, technical and customer services, warranty, warehousing, and general and administrative expenses. Other than warranty, SG&A is generally not directly proportional to net sales, but will be expected to increase over time to support the needs of a public company.
Research, Development and Engineering Expenses
The Company conducts RD&E activities in its own facilities. These expenses consist primarily of salaries, supplies and overhead costs related to the active development of new products, enhanced product applications and improved manufacturing and value engineering of existing products.
Generally, RD&E costs are expensed as incurred. Certain RD&E costs applicable to the development of software are capitalized and amortized over the expected life of the product.
Amortization of Intangible Assets
Customer relationships, product technology and other intangible assets arising from business combinations are amortized over their expected useful lives of 10-20 years.
Acquisition and Related Income, net
The Company records any costs or expenses incurred related to business combinations, organizational restructuring, or gains or losses attributable to any sales or dispositions of assets to acquisition and related income, net.
Operating Income
Operating income is gross profit less SG&A, RD&E, amortization of intangible assets and acquisition and restructuring related expenses. Operating income excludes interest expense, income tax expense, and other expenses, net. We use operating income as well as other indicators as a measure of our profitability of our business.
Interest Expense
The Company incurs interest expense on its Credit Facilities. The amortization of debt issuance costs and impact of our interest rate hedging instrument are also included in interest expense.

Net Income
Net income is operating income less interest expense, other non-operating items, and provision for income taxes.
EBITDA, adjusted EBITDA and adjusted EBITDA margin
EBITDA, adjusted EBITDA and adjusted EBITDA margin are key metrics used by management and our Board of Directors to assess our financial performance. For information about our use of Non-GAAP measures and a reconciliation of these metrics to the nearest GAAP metric see “—Non-GAAP Reconciliation.”
Results of Operations
The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our sales. We derived the consolidated statements of operations for the Fiscal Years 2020 and 2019 from our consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following table summarizes our results of operations and a comparison of the change between the periods (in millions):
	Fiscal Years				Increase (Decrease)	Percentage Change
	2020	% of Net Sales	2019	% of Net Sales
Net sales	$		$733.4		$	%
Cost of sales		%	409.9	56%		%
Gross profit		%	323.5	44%		%
Selling, general and administrative expenses		%	179.4	24%		%
Research, development and engineering		%	19.9	3%		%
Acquisition and restructuring related income, net		%	(16.3)	(2)%		%
Amortization of intangible assets		%	41.8	6%		%
Operating income		%	98.7	13%		%
Interest expense, net		%	84.5	12%		%
Other expense, net		%	2.1	—%		%
Total other expense		%	86.6	12%		%
Income from operations before income taxes		%	12.1	2%		%
Provision for income taxes		%	3.6	—%		%
Net income	$	%	$8.5	1%	$	%
Adjusted EBITDA(1)	$	%	$172.4	24%		%

(1)
See “—Non-GAAP Reconciliation.”

Fiscal Year 2020 Compared to Fiscal Year 2019
Net sales
Net sales           to $      million in Fiscal Year 2020 from $733.4 million in Fiscal Year 2019, an           of $      million or    %. See segment discussion below for further information.
The table below provides a reconciliation of the growth in net sales

Volume	%
Price	%
Currency and other	%
Gross profit and gross profit margin
Gross profit           to $      million in Fiscal Year 2020 from $323.5 million in Fiscal Year 2019, an           of $      million or    %. Gross profit margin           to    % in Fiscal Year 2020 compared to 44% in Fiscal Year 2019, an           of           basis points.
Selling, general and administrative expenses
SG&A           to $      million in Fiscal Year 2020 from $179.4 million in Fiscal Year 2019, an           of $      million or    %. As a percentage of sales, SG&A           to    % in Fiscal Year 2020 compared to 24% in Fiscal Year 2019, a           of           basis points.
Research, development and engineering
RD&E           to $      million in Fiscal Year 2020 from $19.9 million in Fiscal Year 2019, an           of $      million or    %. As a percentage of sales, RD&E went down to    % in Fiscal Year 2020 compared to 3% in Fiscal Year 2019, an           of           basis points.
Acquisition and restructuring related income, net
Acquisition and restructuring related (income) expense           to $      million in Fiscal Year 2020 from income of $16.3 million in Fiscal Year 2019, a           of $      million or    %.
In Fiscal Year 2019, we announced the cessation of certain manufacturing and distribution operations and sold the real estate associated with these operations with a one year lease back arrangement to allow for the orderly restructuring of these operations. Net consideration received was $28.4 million, resulting in a gain of $16.9 million. This category also includes certain organization restructuring costs and executive retention payments consequential to a 2018 business combination. Additionally, in Fiscal Year 2019 we recorded income of $6.0 million on the reversal of a contingent consideration liability arising from a 2018 acquisition.
Amortization of intangible assets
Amortization of intangible assets           to $      million in Fiscal Year 2020 from $41.8 million in Fiscal Year 2019, a           of $      million or    %, due to           .
Interest expense, net
Interest expense           to $      million in Fiscal Year 2020 from $84.5 million in Fiscal Year 2019, a           of $      million or    % primarily due to reduced interest rates on our floating rate debt and a reduction in the use of our ABL Facility.
Interest expense for Fiscal Year 2020 consisted of $      million of interest on the outstanding debt, $      million in the amortization of deferred financing fees and $      million of other interest, net. The effective interest rate on our borrowings, net of the impact of our interest rate hedge was    % for Fiscal Year 2020.
Interest expense for Fiscal Year 2019 consisted of $79.1 million of interest on the outstanding debt, $5.3 million of amortization of deferred financing fees and $0.1 million of other interest, net. The effective interest rate on our borrowings, net of the impact of the interest rate hedge was 6.75% for Fiscal Year 2019.
Provision for income taxes
We recorded an income tax expense of $      million for Fiscal Year 2020 and an expense of $3.6 million for Fiscal Year 2019, an           of $      million or    %. Our effective income tax rate was    % in the year for Fiscal Year 2020 compared to 29.7% for Fiscal Year 2019.

Net income
As a result of the foregoing, net income           to $      million in Fiscal Year 2020 compared to net income of $8.5 million in Fiscal Year 2019, an of $      million or    %.
Adjusted EBITDA and adjusted EBITDA margin
Adjusted EBITDA           to $      million in Fiscal Year 2020 from $172.4 million in Fiscal Year 2019, an           of $      million or    %. Adjusted EBITDA margin           to    % in Fiscal Year 2020 compared to 24% in Fiscal Year 2019, an           of           basis points.
Segment Results of Operations
The Company manages its business primarily on a geographic basis. The Company’s reportable segments consist of NAM and E&RW.
We evaluate performance based on sales, gross profit, segment income and adjusted segment income, and use gross profit margin, segment income margin and adjusted segment income margin as comparable performance measures for our reporting segments.
Segment income represents net sales less cost of sales, less segment SG&A and RD&E. A reconciliation of segment income to our operating income is detailed below (in millions). Adjusted segment income represents segment income adjusted for the impact of depreciation and amortization, stock-based compensation and certain non-cash, nonrecurring or other items that are included in segment income that we do not consider indicative of the ongoing segment operating performance. See “—Non-GAAP Reconciliation” for a reconciliation of these metrics to the most directly comparable GAAP metric.
	Fiscal Year 2020						Fiscal Year 2019
	Total Hayward		NAM		E&RW		Total Hayward	NAM	E&RW
Net sales	$		$		$		$733.4	$575.9	$157.5
Gross profit	$		$		$		$323.5	$267.8	$55.7
Gross profit margin %		%		%		%	44%	47%	35%
Segment income	$		$		$		$132.2	$106.9	$25.3
Segment income margin %		%		%		%	18%	19%	16%
Adjusted segment income			$		$			$146.8	$30.0
Adjusted segment income margin %				%		%		25%	19%
Costs not allocated to segments
Corporate expense, net	$						$8.0
Acquisition and restructuring related income, net	$						$(16.3)
Amortization of intangible assets	$						$41.8
Operating income	$						$98.7
NAM
The following summarizes the results of operations for NAM (in millions):
	Fiscal years			Increase (Decrease)		Percentage Change
	2020		2019
Net sales	$		$575.9	$		%
Gross profit	$		$267.8	$		%
Gross profit margin %		%	47%		%	%
Segment income	$		$106.9	$		%
Segment income margin %		%	19%		%	%
Adjusted segment income	$		$146.8	$		%
Adjusted segment income margin %		%	25%		%	%

Year-over-year net sales increases are driven by the following:
Volume	%
Price	%
Currency and other	%
Net sales
NAM’s net sales           to $      million in the Fiscal Year 2020 from $575.9 million in the Fiscal Year 2019, an           of $      million or    %.
Gross profit and gross profit margin
NAM’s gross profit           to $      million in Fiscal Year 2020 from $267.8 million in Fiscal Year 2019, an           of $      million or    %. Gross profit margin increased to    % in Fiscal Year 2020 from 47% in Fiscal Year 2019, an           of           basis points.
Segment income and segment income margin
NAM’s segment income           to $      million in Fiscal Year 2020 from $106.9 million in Fiscal Year 2019, an           of $      million or    %. This was driven by an           in gross profit as discussed above offset in part by           in SG&A and RD&E expenses of $      million. Segment income margin           to    % in Fiscal Year 2020 from 19% in Fiscal Year 2019, an           of           basis points.
Adjusted segment income and adjusted segment income margin
NAM’s adjusted segment income           to $      million in Fiscal Year 2020 from $146.8 million in Fiscal Year 2019, an           of $      million or    %. This was driven by an             in segment income as discussed above offset in part by           in non-cash or non-recurring charges. Adjusted segment income margin           to    % in Fiscal Year 2020 from 25% in Fiscal Year 2019, an           of        basis points.
E&RW
The following summarizes the results of operations for E&RW (in millions):
	Fiscal Years			Increase (Decrease)		Percentage Change
	2020		2019
Net sales	$		$157.5	$		%
Gross profit	$		$55.7	$		%
Gross profit margin %		%	35%		%	%
Segment income	$		$25.3	$		%
Segment income margin %		%	16%		%	%
Adjusted segment income	$		$30.0	$		%
Adjusted segment income margin %		%	19%		%	%
Year-over-year net sales increases are driven by the following:
Volume	%
Price	%
Currency and other	%
Net sales
E&RW’s net sales           to $      million in Fiscal Year 2020 from $157.5 million in Fiscal Year 2019, an           of $      million or    %.

Gross profit and gross profit margin
E&RW’s gross profit           to $      million in Fiscal Year 2020 from $55.7 million in Fiscal Year 2019, an           of $      million or    %. E&RW’s gross profit margin           to    % in Fiscal Year 2020 from 35% in Fiscal Year 2019, an of           basis points.
Segment income and segment income margin
E&RW’s segment income           to $      million in Fiscal Year 2020 from $25.3 million in Fiscal Year 2019, an           of $      million or    %. This was driven by an           in gross profit as discussed above offset in part by           in SG&A and RD&E expenses of $      million. E&RW’s segment income margin           to    % in Fiscal Year 2020 from 16% in Fiscal Year 2019, an           of           basis points.
Adjusted segment income and adjusted segment income margin
E&RW’s adjusted segment income           to $      million in Fiscal Year 2020 from $30.0 million in Fiscal Year 2019, an           of $      million or    %. This was driven by an            in segment income as discussed above offset in part by           in non -cash or non-recurring charges. Adjusted segment income margin           to    % in Fiscal Year 2020 from 19% in Fiscal Year 2019, an           of           basis points.
Selected Quarterly Results of Operations
The following table sets forth certain financial and operating information for each of our last eight fiscal quarters. The quarterly information has been prepared on the consolidated financial statements and includes all adjustments (consisting of normal recurring adjustments) that in the opinion of management are necessary for a fair presentation of the information presented. Due to the seasonal nature of our industry, the results of any one or more quarters are not necessarily a good indication of results for an entire fiscal year (in millions).
	Q1 2020	Q2 2020	Q3 2020	Q4 2020
Net sales
Gross profit
Gross profit margin %	%	%	%	%
Segment income
Segment income margin %
Adjusted segment income
Adjusted segment income margin %
	Q1 2019	Q2 2019	Q3 2019	Q3 2019
Net sales
Gross profit
Gross profit margin %	%	%	%	%
Segment income
Segment income margin %
Adjusted segment income
Adjusted segment income margin %
Non-GAAP Reconciliation
We use EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies. These metrics are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry, when considered alongside other GAAP measures.

EBITDA is defined as earnings before interest (including amortization of debt costs), income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA adjusted for the impact of restructuring related income, stock-based compensation, currency exchange items, Sponsor management fees and certain non-cash, nonrecurring or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance. Adjusted EBITDA margin is defined as adjusted EBITDA divided by net sales. Adjusted segment income is defined as segment income adjusted for the impact of depreciation and amortization, stock-based compensation and certain non-cash, nonrecurring or other items that are included in segment income that we do not consider indicative of the ongoing segment operating performance. Adjusted segment income margin is defined as adjusted segment income divided by segment net sales.
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin are not recognized measures of financial performance under GAAP. We believe these non-GAAP measures provide analysts, investors and other interested parties with additional insight into the underlying trends of our business and assist these parties in analyzing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance, which allows for a better comparison against historical results and expectations for future performance. Management uses these non-GAAP measures to understand and compare operating results across reporting periods for various purposes including internal budgeting and forecasting, short-and long-term operating planning, employee incentive compensation, and debt compliance. These non-GAAP measures are not intended to replace the presentation of our financial results in accordance with GAAP. Use of the terms EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin may differ from similar measures reported by other companies. EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin are not calculated in the same manner by all companies, and accordingly, are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA, adjusted EBITDA and adjusted segment income should not be construed as indicators of a company’s operating performance in isolation from, or as a substitute for, net income (loss) and segment income, which are prepared in accordance with GAAP. We have presented EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. In the future we may incur expenses such as those added back to calculate adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.
Following is a reconciliation from net income to adjusted EBITDA for the Fiscal Years 2020 and 2019.
	Fiscal Years
(dollars in millions)	2020		2019
Net income	$		$8.5
Depreciation			17.2
Amortization			46.8
Interest expense			84.5
Income taxes			3.6
EBITDA			160.6
Stock-based compensation(a)			1.6
Sponsor management fees(b)			0.8
Currency exchange items(c)			4.2
Acquisition and restructuring related expenses, net(d)			1.4
Other(e)			3.8
Total Adjustments	$		$11.8
Adjusted EBITDA	$		$172.4
Adjusted EBITDA margin		%	24%

(a)
Represents non-cash stock-based compensation expense related to equity awards issued to management.

(b)
Represents discretionary fees paid to our Sponsors for management services rendered pursuant to a management agreement with the Company. These payments will cease as of the effective date of our initial public offering.

(c)
Represents non-cash mark to market gains on foreign currency contracts.

(d)
Represents net one-time costs associated with mergers, acquisitions, divestitures, and company reorganizations of $20.4 million, net of a gain on the sale of real estate of $16.9 million, the remeasurement of contingent consideration of $7.4 million, and operating losses generated in Fiscal Year 2019 of approximately $5.3 million related to an early stage product business acquired in 2018 that is being phased out in 2021.

(e)
Includes professional fees, financial fees, and other miscellaneous costs we believe are not representative of our ongoing business operations.

Following is a reconciliation from segment income to adjusted segment income for NAM for the Fiscal Years 2020 and 2019.
	Fiscal Years
(dollars in millions)	2020		2019
Segment income	$		$106.9
Depreciation			16.0
Amortization			3.9
Stock-based compensation(a)			1.0
Acquisition and restructuring related expenses, net(b)			12.2
Other(c)			6.8
Total Adjustments	$		$39.9
Adjusted segment income	$		$146.8
Adjusted segment income margin		%	25%

(a)
Represents non-cash stock-based compensation expense related to equity awards issued to management.

(b)
Includes severance expenses, retention bonuses, legal fees related to a restructuring project, and operating losses generated in Fiscal Year 2019 of approximately $5.3 million related to an early stage product business acquired in 2018 that is being phased out in 2021.

(c)
Includes professional fees, tariff refunds, and other miscellaneous costs we believe are not representative of our ongoing business operations.

Following is a reconciliation from segment income to adjusted segment income for E&RW for the Fiscal Years 2020 and 2019.
	Fiscal Years
(dollars in millions)	2020		2019
Segment income	$		$25.3
Depreciation			1.1
Amortization			1.1
Stock-based compensation(a)			0.3
Currency exchange items(b)			2.2
Total Adjustments	$		$4.7
Adjusted segment income	$		$30.0
Adjusted segment income margin		%	19%

(a)
Represents non-cash stock-based compensation expense related to equity awards issued to management.

(b)
Represents currency exchange impact.

Liquidity and Capital Resources
Our primary sources of liquidity are net cash provided by operating activities and availability under our ABL Facility.
Cash and cash equivalents consist primarily of cash on deposit with banks and totaled $      million and $47.2 million as of December 31, 2020 and 2019, respectively.
Our primary working capital requirements are for capital expenditures, the purchase of raw material, component and certain finished goods inventory and supplies, payroll, manufacturing, freight and distribution, facility, and general and administrative expenses. Our working capital requirements fluctuate during the year, driven primarily by the timing of inventory purchases and payments by our customers and as such, the utilization of our ABL Facility fluctuates during the year. We expect to fund capital expenditures from net cash provided by operating activities.
We believe our cash and cash equivalents position, net cash provided by operating activities, and availability under our ABL Facility will be adequate to finance our working capital requirements, inclusive capital expenditures, and debt service over the next 12 months. In the future, we may also allocate capital toward additional strategic acquisitions. If cash provided by operating activities and borrowings under our ABL Facility are not sufficient or available to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance equity or debt financing will be available to us if we need it or, if available, the terms will be satisfactory to us.
Credit Facilities
Our Credit Facilities contain various restrictions, covenants and collateral requirements. For further information on the terms of our Credit Facilities, please see Note 9. Long-Term Debt to Consolidated Financial Statements. As of December 31, 2019, we were in compliance with all material covenants under our Credit Facilities. As of December 31, 2019, our long-term debt consisted of the following:
First Lien Term Facility, due August 4, 2024	$961.5
Incremental First Lien Term Facility, due August 4, 2026	—
Second Lien Term Facility, due August 4, 2025	205.0
ABL Revolving Credit Facility	—
Capital lease obligations	2.2
Total	$1,168.7
ABL Facility
The ABL Credit Agreement provides for an ABL Revolving Credit Facility in an aggregate amount of borrowings of up to $250.0 million, including letters of credit, subject to a borrowing base calculation, as defined therein. As of December 31, 2020, the balance outstanding under the ABL Credit Agreement was $      million. As of December 31, 2020, we had $      million of available borrowing capacity under the terms of the ABL Credit Facility. At December 31, 2020, the interest rate in effect was    %.
First Lien Term Facility
On October 28, 2020, the Company entered into a second amendment for the First Lien Credit Agreement which, among other things, increased borrowings by an aggregate principal amount equal to $150.0 million and has a maturity date of August 4, 2026. The Company may voluntarily prepay any borrowings outstanding under the First Lien Term Facility without a premium and penalty. In addition, the First Lien Credit Agreement requires mandatory principal payments to be made based on certain events, including annual excess cash flow, as defined therein. At December 31, 2020, the balance outstanding under the First Lien Term Facility was $      million and the interest rate in effect was    %. At December 31,

2020, the balance outstanding under the Incremental First Lien Term Facility was $       million and the interest rate in effect was    %.
Second Lien Term Facility
The Second Lien Credit Agreement matures in August 2025, and requires mandatory prepayments substantially similar to the First Lien Credit Agreement (but mandatory prepayments under the Second Lien Credit Agreement are not permitted until all amounts under the First Lien Credit Agreement have been paid in full). At December 31, 2020, the balance outstanding under the Second Lien Term Facility was $      million and the interest rate in effect was    %.
Summary of Cash Flows
Following is a summary of our cash flows from operating, investing, and financing activities (in millions):
	Fiscal Years
	2020	2019	Increase (Decrease)	Percentage Change
Net cash provided by operating activities	$	$94.0	$	%
Net cash provided by investing activities		4.0		%
Net cash used in financing activities		(65.1)		%
Change in cash and cash equivalents	$	$32.9	$	%
Net cash provided by operating activities
Net cash provided by operating activities           to $      million for Fiscal Year 2020 from $94.0 million for Fiscal Year 2019, a           of $      million or    %.
The $      million in net cash provided by operating activities in Fiscal Year 2020 primarily reflects net income of $      , plus non cash items of $      and an impact of $      million from a net working capital reduction. The $94.0 million in net cash provided by operating activities in Fiscal Year 2019 primarily reflects net income of $8.5 million, plus non cash items of $38.1 million and a positive impact of $47.4 million from net working capital reduction.
Net cash provided by investing activities
Net cash provided by investing activities           to $      million for Fiscal Year 2020 from $4.0 million for Fiscal Year 2019, a           of $      million or    %.
The $      million in net cash used in investing activities in Fiscal Year 2020 primarily reflects capital expenditures of $      million. The $4.0 million in net cash provided by investing activities in Fiscal Year 2019 primarily reflects $28.5 million cash receipt from the proceeds of the sale of a manufacturing facility partially offset by capital expenditures of $25.0 million.
Net cash used in financing activities
Net cash used in financing activities           to $      million for Fiscal Year 2020 from $65.1 million for Fiscal Year 2019, an           of $      million or    %.
The $      million cash used in financing activities in Fiscal Year 2019 primarily relates to $      million mandatory payments and $      million voluntary payments on our Term Loan Facilities, and $      million in payments against the ABL Facility. The $65.1 million cash used in financing activities in Fiscal Year 2019 primarily relates to $10.0 million of mandatory payments and $17.5 million of voluntary prepayments on our Term Loan Facilities, and $37.0 million to repay outstanding borrowings under our ABL Facility that we borrowed at the end of 2018.

Contractual Obligations and Other Commitments
The following table summarizes our contractual cash obligations as of December 31, 2020 (in millions):
	2021	2022	2023	2024	2025	Thereafter	Total
ABL Credit Facility(1)	$	$	$	$	$	$	$
Long-Term Debt
Letters of Credit
Operating Lease Commitments(2)
Capital Lease Commitments
Purchase Commitments(3)
Total	$	$	$	$	$	$	$

(1)
We are required to pay a commitment fee of 0.375% based on the unused portion of the ABL Facility.

(2)
Operating lease commitments relate to our office, distribution, and manufacturing facilities. All of these obligations require cash payments to be made by us over varying periods of time. Certain leases are renewable at our option for periods of one to ten years and certain of these arrangements are cancellable on short notice while others require payments upon early termination.

(3)
Purchase commitments include all legally binding contracts and primarily relate to firm commitments for inventory purchases. Purchase orders that are not binding agreements are excluded from the table above.

Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements during Fiscal Years 2020 or 2019.
Critical Accounting Policies and Estimates
Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of our consolidated financial statements and notes to consolidated financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.
Our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this prospectus. We believe that the following critical accounting policies affect the most significant estimates and management judgments used in preparing the consolidated financial statements.
Customer Rebates
Many of our major customer agreements provide for rebates upon achievement of various sales targets. We account for customer rebates as a reduction of gross sales with a corresponding offset to accounts receivable. We estimate the rebates based on our latest projection of total customer sales. We update our estimates regularly to reflect any changes to our projection of total customer sales for the applicable period.
Goodwill and Indefinite Lived Intangibles
We review goodwill and indefinite lived intangible assets for impairment annually or on an interim basis whenever events or changes in circumstances indicate the fair value of such assets may be below their carrying amount.

For goodwill, we may first make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value. The qualitative impairment assessment includes considering various factors including macroeconomic conditions, industry and market conditions, cost factors, and any reporting unit specific events. If it is determined through the qualitative assessment that the reporting unit’s fair value is more likely than not greater than its carrying value, the quantitative impairment assessment is not required. If the qualitative assessment indicates it is more likely than not that the reporting unit’s fair value is not greater than its carrying value, we must perform a quantitative impairment assessment. If it is determined a quantitative assessment is necessary, we would compare the fair value of the reporting unit to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired. If the carrying value is higher than the fair value, the difference would be recognized as an impairment loss. Fair value of the reportable unit is estimated using a discounted six-year projected cash flow analyses and a terminal value calculation at the end of the six-year period.
Similar to our test for impairment of goodwill, we may first make a qualitative assessment of whether it is more likely than not that an indefinite lived intangible assets’ fair value is less than its carrying value to determine whether it is necessary to perform a quantitative impairment assessment. If it is determined a quantitative assessment is necessary, we would compare their estimated fair values to their carrying values. Fair value is generally estimated using discounted cash flows or relief from royalty approaches. We would recognize an impairment charge when the estimated fair value of the indefinite lived intangible asset is less than its carrying value. We annually evaluate whether the trade names continue to have an indefinite life.
Income Taxes
We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. Deferred tax assets, including the benefit of net operating loss and tax credit carryforwards, are evaluated based on the guidelines for realization and are reduced by a valuation allowance if it is deemed more likely than not that such assets will not be realized. We consider several factors in evaluating the realizability of our deferred tax assets, including the nature, frequency and severity of recent losses, the remaining years available for carryforwards, changes in tax laws, the future profitability of the operations in the jurisdiction, and tax planning strategies.
The ultimate realization of deferred tax assets can be dependent upon the generation of future taxable income during the periods in which the associated temporary differences become deductible. On a quarterly basis, we evaluate whether it is more likely than not that our deferred tax assets will be realized in the future and conclude whether a valuation allowance must be established.
Stock-Based Compensation
We recognize stock-based compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards. The grant-date fair value of the award is recognized as compensation expense ratably over the requisite service period, which generally equals the vesting period of the award. We also grant performance-based stock options to employees. The grant-date fair value of the performance-based stock options is recognized as compensation expense once it is probable that the performance condition will be achieved. We record actual forfeitures in the period the forfeiture occurs. We used the Black-Scholes option pricing model to estimate the fair value of option awards.
Determination of Fair Value of Common Stock
As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our Board of Directors as of the date of each equity grant, with input from management, considering our most recently available third-party valuations of common stock. These factors include, but are not limited to: our most recently available valuations of our common stock by an unrelated third party; our results of operations, financial position and capital resources; current business conditions and projections; the lack of marketability of our common stock; the hiring of key personnel and the experience of management; the risk inherent in the development, manufacturing and distribution of our products; the fact that the option grants involve illiquid securities in a private company; and the likelihood of achieving a liquidity event, such as an initial public offering or sale, in light of prevailing market conditions.
We have periodically determined the estimated fair value of our common stock at various dates using contemporaneous, independent valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, our Board of Directors considered the following methods:
•
Current Value Method.    Under the Current Value Method (“CVM”), our value is determined based on our balance sheet. This value is then first allocated based on the liquidation preference associated with preferred stock issued as of the valuation date, and then any residual value is assigned to the common stock.

•
Option-Pricing Method.   Under the option-pricing method (“OPM”), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•
Probability-Weighted Expected Return Method.   The probability-weighted expected return method (“PWERM”), is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Based on our early stage of development and other relevant factors, we determined that the Option Pricing Method was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock. We then applied a discount for lack of marketability of 20% to reflect the increased risk arising from the inability to readily sell the underlying shares. Our common stock and option valuations are completed once each calendar year by an independent valuation firm.
Our Board of Directors and management develop best estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from our third-party valuation expert. Such estimates involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation could be materially different.
Following the closing of this offering, our Board of Directors will determine the fair market value of our common stock based on its closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.
Warranties
We provide base warranties on the products we sell for specific periods of time, which vary depending upon the type of product and the geographic location of its sale. Pursuant to these warranties, we will repair, replace or remodel all parts that are defective in factory-supplied materials or workmanship. We accrue the estimated cost of warranty coverages at the time of sale using historical information regarding the nature, frequency, and average cost of claims for each product. We then compare the resulting accruals with present spending rates to assess whether the balances are adequate to meet expected future obligations. Based on this data, we update our estimates as necessary.
Due to the uncertainty and potential volatility of the factors used in establishing our estimates, changes in our assumptions could materially affect our financial condition and results of operations.
Inventory Valuation
Inventories consist of merchandise held for sale and are stated at the lower of cost or net realizable value. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recorded in cost of sales in our consolidated statement of operations as a loss in the period in which it occurs. We provide provisions for losses related to inventories based on historical purchase cost, selling price, margin, and current business trends. The estimates have calculations that require us to make assumptions based on the current rate of sales, age, salability of inventory, and profitability of inventory, all of which may be affected by changes in our merchandising mix and consumer preferences. We do not believe there is a reasonable likelihood that there will be a material change in the assumptions we use to calculate our inventory provisions. However, if actual results are not consistent with our estimates and assumptions, we may be exposed to losses that could be material. We review and update these reserves on a quarterly basis.
Recently Issued and Adopted Accounting Standards
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
See Note 2. Significant Accounting Policies to our Consolidated Financial Statements included elsewhere in this prospectus for additional information.
Quantitative and Qualitative Disclosures About Market Risks
Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. We are exposed to various market risks, including changes in interest rates and foreign currency rates. Periodically, we use derivative financial instruments to manage or reduce the impact of changes in interest rates and foreign currency rates. Counterparties to all derivative contracts are major financial institutions. All instruments are entered into for other than trading purposes.
Internal Control Over Financial Reporting
We evaluated and documented the design of our internal controls over financial reporting and identified material weaknesses as described in “Risk Factors—We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.” We do not know the specific time frame needed to fully remediate the material weaknesses identified.
Currency Fluctuation Risk
We conduct business in various locations throughout the world and are subject to market risk due to changes in value of foreign currencies in relation to our reporting currency, the U.S. dollar. Periodically, we use derivative financial instruments to manage these risks. The functional currencies of our international operating locations are generally the local currency in the country. We manage these operating activities at the local level and net sales, costs, assets and liabilities are generally denominated in local currencies, thereby mitigating the risk associated with changes in foreign exchange. However, our results of operations and assets and liabilities are reported in U.S. dollars and thus will fluctuate with changes in exchange rates between such local currencies and the U.S. dollar.
The company’s financial instruments that can be affected by foreign currency fluctuations and exchange risks consist primarily of cash and cash equivalents, trade receivables, trade payables, and net sales denominated in currencies other than the U.S. dollar. For the Fiscal Year 2020, approximately    % of our net sales were denominated in a currency other than our functional U.S. dollar currency. These sales were primarily transacted in Euros and Canadian dollars. Consequently, we are exposed to the impact of exchange rate volatility between the U.S. dollar and these currencies. To hedge against this risk, we enter into foreign currency forward exchange contracts to protect our trade receivable positions and forward options to protect highly probable net Euro sales receipts expected from our outstanding contractual price and sales volume commitments.
Based on our December 31, 2020 euro-denominated cross-currency balances, an increase or decrease of 1% in the currency exchange rate would cause an increase or decrease in other income(expense) cost of approximately $      million over the next 12 months. In the future we may enter into additional foreign exchange forward and option contracts as a result of our international growth strategy.
Interest Rate Risk
Our operating results are subject to risk from interest rate fluctuations on borrowings, under our Credit Facilities, which carry variable interest rates. Because all of our borrowings bear interest at a variable rate, we are exposed to market risks relating to changes in interest rates. As of December 31, 2020, we had $      million $      million and $      million of outstanding variable rate loans under the First Lien Term Facility, First Lien Incremental Term Facility and the Second Lien Term Facility, respectively. Based on our December 31, 2020 variable rate loan balances, an increase or decrease of 1% in the effective interest rate would cause an increase or decrease in interest cost of approximately $      million over the next 12 months.
In August 2017, the Company entered into interest rate swap agreements to manage interest rate risk related to its variable rate debt obligations. Such agreements cap the borrowing rate on variable rate debt to provide a hedge against the risk of rising rates. At December 31, 2020, we had           interest rate cap agreements per year with total initial notional amount of $      million (the “Cap Agreements”) to mitigate the impact of fluctuations in the one-month LIBO rate and effectively cap the LIBO rate applicable to our variable rate debt at an average rate of    % and    % respectively for the twelve months ending August 4, 2020 and August 4, 2021. The four-year Cap Agreements reset and settle monthly through August 4, 2021. Fluctuations in the market value of the Cap Agreements are recorded in “Other income and expenses” on our Consolidated Statements of Operations.
Impact of Inflation
Our results of operations and financial condition are presented based on historical cost. We actively manage the impact of inflation, including tariffs, through strong relationships with our diverse supplier base, vendor negotiation, and price and promotion management. We have historically been able to realize price increases to our customers in order to partially or fully offset inflation in our costs. We were granted certain tariff exemptions in 2019 for products sourced from China and received tariff refunds on imports in 2018, the exemptions expired in 2020. We also strategically invest through inventory purchases in order to obtain favorable pricing ahead of any vendor price increases. As a result, we believe we have an ability to mitigate negative impacts of inflation.

BUSINESS
Company Overview
We are an industry-leading global designer, manufacturer and marketer of a broad portfolio of pool equipment and associated automation systems. With the pool as the centerpiece of the growing outdoor living space, the pool industry has attractive market characteristics, including significant aftermarket requirements, innovation-led growth opportunities and a favorable industry structure. We are a leader in this market with a highly-recognized brand, one of the largest installed bases of pool equipment in the world, decades-long relationships with our key channel partners and trade customers and a history of technological innovation. Our engineered products, which include various energy efficient and more environmentally sustainable offerings, enhance the pool owner’s outdoor living lifestyle while also delivering high quality water, pleasant ambiance and ease of use for the ultimate backyard experience. Aftermarket replacements and upgrades to higher value IoT and energy efficient models are a primary growth driver for our business as we estimate that aftermarket sales represented approximately    % of net sales in Fiscal Year 2020.
We have an attractive financial profile driven by our market position, product offerings and focus on operational excellence. From 2012 to 2020, our net sales grew at a    % CAGR, our operating income grew at a     % CAGR, our net income declined at a    % CAGR and our adjusted EBITDA grew at a    % CAGR. Our long history of lean manufacturing and supply chain initiatives produced an operating income margin of    %, a net income margin of     % and an adjusted EBITDA margin of    % in Fiscal Year 2020. As a result of our strong financial profile, we believe we have significant flexibility with respect to capital allocation, giving us the ability to drive long-term shareholder value through our operating and financial strategies. Additional information regarding our financial performance and non-GAAP measures, including adjusted EBITDA and adjusted EBITDA margin, together with a reconciliation of non-GAAP measures to their most directly comparable GAAP measures, is included in “Prospectus Summary—Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliation.”
The demand for outdoor living products has increased over the past decade as retiring baby boomers are investing in their homes and millennials are showing increased interest in outdoor spaces. Consumer spending has been redirected towards outdoor home improvements as consumers continue migrating to the suburbs and increase time spent at home and in the backyard. Outdoor living repair, replacement and remodeling has grown faster than traditional home repair, replacement and remodeling projects as homeowners choose to make larger outdoor investments. The trend toward healthy outdoor living has helped underpin continued pool industry growth. Homeowners’ response to COVID-19 also helped to reinforce this trend of new pool builds as a safe environment for enjoyment at home, further increasing the installed base of pools globally, which we estimate is over 25 million as of 2020. Our business is primarily driven by reliable aftermarket spending associated with a number of key drivers: a growing installed base, an increasing range of new pool products, a shift to more highly valued energy efficient and more environmentally sustainable products and the development of “smart home” technology to increase connectivity and automation.
We have a leading brand with a reputation for quality, energy efficiency and innovation among both global pool professionals (e.g., retailers, builders, servicers and e-commerce resellers) and pool owners. We are a leading global manufacturer, supported by a large installed base and an estimated North American residential pool market share of approximately 30% that we believe is well-positioned for future growth. On average, we have 20+ year relationships with our top 20 trade customers. Many of our products are critical to the ongoing operation of pools given requirements for water quality and sanitization. As a result, we believe that many pool owners consider our products essential.
Our products include a broad line of advanced IoT-enabled controls, alternate natural sanitizers to lower chemical usage, energy efficient pumps, LED lights, heaters, automatic cleaners and filters. We remain focused on being at the forefront of product innovation, as we continually expand our product offerings and have proactively brought new products to the market with 59 new products launched in 2020. As of December 31, 2020, we had approximately 350 issued patents and 135 patent applications pending, including many for current and for future products under development. Consistent with our commitment to providing more environmentally sustainable solutions, over the past three years our products have helped to generate approximately 1.1 billion kWh of energy savings, reduce chlorine usage by approximately 81 million pounds and save approximately 2 billion gallons of chemically treated, heated water. Approximately 85% of our products are designed to be energy efficient, conserve water and/or avoid harsh chemical usage.
As the shift towards connected outdoor living continues, we remain focused on building an industry-leading integrated digital platform for our pool products. Given the strong aftermarket mix of our business, existing product upgrades (e.g., enhanced functions and IoT compatibility) drive our growth. Our proprietary Hayward Omni mobile app and automation platform provides numerous ways to manage essential pool functions from the scheduling of sanitization, filtration and automatic cleaners to enabling landscape light shows with water features to create the ultimate backyard experience. Our branded technology enables pool owners to manage their pools without the need to use broader technology integrators. In addition, the app helps to connect pool owners to the Hayward brand and increase awareness. We believe our focus on developing innovative connected products further enhances pool owner loyalty and enables us to increase our market share.

Competitive Strengths
We believe that the following competitive strengths have been key drivers of our success to date, and strategically position us for continued success.
Market Pioneer and Leader in Connected Pool Products Catering to Healthy Outdoor Living
We develop highly engineered outdoor living products. Our market leading brand has helped establish industry standards for generations, pioneering the shift to plastic flow control products and energy efficient heaters. Today we continue that innovation through healthy, more energy efficient and connected pool products. Swimming is one of the most popular recreational activities in the world and water-based exercise is known to improve physical and mental health. Our water care products are composed of salt chlorine generators that eliminate the need to handle and store corrosive chlorine chemicals. This natural process generates all the chlorine needed for sanitization while maintaining soft water for healthy, irritation free swimming. Our line of UV/Ozone and AOP alternate sanitizers are among the most effective technologies in destroying waterborne bacteria and viruses while reducing the amount of chlorine required by at least 50%. Our pump products now consume only a third of the energy relative to a decade ago. The USEPA and DOE awarded us Energy Star Partner of the Year for the last two years as a result of our energy efficient products.
As the world becomes more digitally focused, pool owners are increasingly demanding “smart” outdoor living solutions. Our proprietary Hayward Omni mobile app and automation platform provides numerous ways to manage every essential pool function. The mobile app manages everything from the scheduling of sanitization, filtration and running of automatic cleaners, to landscape light shows with water features that create the ultimate backyard experience. Omni gives the pool owner the power to access and adjust pool settings from anywhere. Omni easily connects to Amazon Alexa or Google Home for voice command of pool functions or integrates as part of a home automation system (e.g., Crestron and Savant). The emergence of IoT and smart home systems is a growing trend that is led by the U.S. smart home market, which is expected to grow approximately 15% per year, according to a recent report by Statista. Apps or voice controls are the most widely used systems for operating these home systems which complements Omni’s capability to operate pool and spa functions along with other backyard functions such as irrigation and landscape lighting. Omni is the highest rated pool app in both the Apple and Google online stores, with a 93% attach rate, which refers to the percentage of installed Omni-compatible products connected to the app. Our growing app user traffic allows us to better understand how pool owners are using our products and provides invaluable feedback on a real-time basis. Pool owners can also share their app data with their pool servicers and notify them of potential equipment issues to enable proactive service and maintenance. In the future, we expect to execute “in-app” marketing to push relevant offers and promotions to app users.

Large Installed Base with Growing Content and Replacement Needs Creates Recurring Sales Model
Our products are generally non-discretionary and recurring (after initial pool construction and remodels) due to the need to repair and replace equipment for the ongoing operation of pools. Given our estimate of an installed base of approximately 25 million above ground and in-ground pools globally as of 2020 and our leadership position in the market, we estimate that approximately    % of our net sales in Fiscal Year 2020 was driven by aftermarket repair, replacement, remodel and pool owner-desired upgrades. Our product replacement cycle is approximately 9 to 12 years, driving multiple replacement opportunities over the typical life of a pool. Pool equipment features are of significant importance to the pool owner, and therefore we believe pool owners tend to be less price sensitive to our equipment relative to the pool’s total cost. At the time of replacement, pool owners typically prefer a like-for-like Hayward product or an upgrade to a newer product from our catalog. The replacement cycle drives an ongoing relationship that continues as homeowners upgrade their pools for many years after installation.
Demand for pool products is also supported by an increasing sales value per pool equipment order. The average wholesale price for equipment per pool typically ranges from $1,500 for entry level pools to well above $10,000 for premium pools, but equipment is only a fraction of the total pool cost. The average amount spent on equipment per pool has more than doubled in the last 10 years as owners increasingly spend more to incorporate the latest technology. A recent study shows that pool professionals are increasingly recommending and installing upgraded products. In 2020, pool professionals reported they installed premium or upgraded versions of pool products 47% of the time, rather than making a like for like replacement of the broken product. In a similar survey conducted in 2016, pool professionals reported installing upgrades 37% of the time. Examples of recent themes in more advanced products include increased use of controls, apps, home automation systems, variable speed pumps, alternate sanitizers that reduce chemical usage, energy efficient water heaters, automatic cleaners and other exciting new technology to increase ambiance and comfort. U.S. and Canadian government regulations, along with the European Ecodesign Directive, also support the transition to the use of energy efficient pumps. These innovative pool products enhance the pool ownership experience and in return drive greater pool satisfaction and pool demand.
Premium Brand with Highly Engineered Products across Pool Types
We are an industry-leading brand among both global pool professionals (e.g., retailers, builders and servicers) and pool owners. We offer a comprehensive product assortment, consisting of more than 4,000 product SKUs. Our ability to offer a full bundle of products is a critical competitive advantage. We have invested heavily in our brand. Through new product development, rebranding of integrated acquisitions, customer service and operations, we have positioned Hayward as the go-to brand of choice, synonymous with pool product excellence. In the United States, we are the industry's most recognized and trusted brand among pool owners. We believe that pool professionals consider us the highest quality, most dependable brand and they believe that Hayward is worth paying a premium for.

Our broad suite of connected products caters to entry, mid-range and premium in-ground residential pools, above ground pools and commercial pools. As pool owners upgrade their pools over time, we believe we can remain a provider of choice at every step along their outdoor living progression. We leverage pool owners’ brand loyalty and our breadth of product offerings to grow across all pool categories.
Highly Flexible, Global Manufacturing and Distribution Platform with Differentiated Capabilities
We have five primary global manufacturing facilities and five primary distribution centers with a network of small locations for final assembly serving over 25 countries. Our production facilities are located in the United States, Spain and China, and leverage cost-efficient automation processes. Products manufactured in the United States have typically accounted for approximately 70% of our net sales. We have a strong commitment to safety, quality and environmental protection. In 2018, we implemented a behavioral safety initiative that has helped reduce recorded incidents by approximately 62% over the last three years. We use approximately 3 million pounds of recycled resin per year—up to 10% of all resin used in our pump and filter manufacturing consists of recycled material. In addition, we operate over 130 molding machines, of which approximately 70% are fully electric or hybrids and can save 20-40% in energy consumption compared to traditional hydraulic machines.
Our lean, vertically-integrated manufacturing and distribution processes allow for low-cost production that results in attractive margins and a high degree of quality control. We have ample manufacturing and distribution capacity, which provides versatility for growth and operating leverage within our existing footprint. We have consistently invested in these facilities to ensure that we have a strong and reliable supply chain designed to handle surges in demand and unforeseen logistical disruptions. We are able to produce customized, customer-differentiated products through our “Centers of Excellence” which are vertically-integrated facilities with flexible manufacturing capabilities. In addition, we have an agile production footprint with variable capacity available to support our anticipated growth over the next decade.The high level of automation in our facilities allows us to extend our work week and increase production velocity with limited additional capacity investments.
Multi-Channel Strategy Provides Multiple Points to Influence Pool Owners
Our go-to-market strategy leverages the professional trade, retail and e-commerce channels. Our trade customers are primarily distributors, major pool builders, buying groups, servicers and specialty on-line resellers. These trade customers subsequently sell our products to the pool owner. Sales to distributors make up the majority of our net sales, comprising    % of net sales in Fiscal Year 2020, with remaining revenue from direct major builders, retailers and buying groups. Given our market position, trade customers are very familiar with our products and help to advocate their merits to pool owners. On average, we have 20+ year relationships with our top 20 trade customers and actively invest in these relationships through targeted sales efforts, loyalty programs and other initiatives.
We deploy a “push-pull” strategy through the Hayward Sales Model. Our sales organization “pushes” distributors to stock and market our products, while simultaneously creating a “pull” from end-user demand by marketing these products to builders, retailers, servicers and pool owners. This combination of forces helps to increase the barrier for competitors to enter the channel.

We manage this coordinated effort with a highly trained sales organization supported by our Salesforce.com CRM platform. The sales organization is divided into specialized teams: new accounts acquisition, builder, servicer and distribution channel management, commercial pool, e-commerce management and inside sales. These sales teams ensure that we reach our trade customers effectively and deliver our value proposition to the trade channel. Our sales organization compensation strategy is aligned to growing our business as compensation incentives are tied to year-on-year sales growth and are based on a combination of sales into the channel (i.e., sales to distributors) and sales out of the channel (i.e., distributor sales to trade partners). We generate “push” through programs such as volume rebates with key distributors and offer higher growth rebates to partners who achieve agreed upon growth milestones. Given the role of builders, retailers and servicers in the distribution channel, our sales team helps with training, marketing, advertising, promotional events and other tasks.
We create “pull” demand not only through our products’ quality and innovative features but also through loyalty programs. As product satisfaction is usually high, pool owners typically prefer the Hayward brand when looking for a replacement or upgrade of their current Hayward equipment. Pool owners may also choose a like-for-like Hayward brand when replacing other manufacturers’ products, at the suggestion of retailers or servicers. This consumer dynamic helps to provide confidence for our trade customers to maintain ample inventory of our products. To further support demand, we motivate and incentivize our builders, retailers and servicers. These programs reward trade customers based on both volume and range of products ordered. Those who support the “Hayward bundle” as part of a one-stop-shop commitment save more on their purchases from the company over time.
Our ongoing trade partner care intiatives further support our “push-pull” strategy and drive trade customer retention and growth. We have approximately 1,700 Hayward Authorized Service Centers in the United States to assist our trade customers and pool owners. In addition, we provide field-based technical service coordinated by three regional managers and 28 district technical managers covering all regions of the United States. We also operate two centralized call centers. The first provides product technical support to trade partners in the field. The second assists trade partners with order management and other commercial matters or issues.
In recent years, we have taken a market leading e-commerce position. We have implemented a range of policies and special SKUs for the online channel designed to maximize the opportunity for online sales without compromising our growth strategy with our “brick and mortar” customers. Approximately 15% of our products sold in the United States are ultimately purchased online. Our products reach the online sales channel through a combination of direct sales to online resellers and sales to our distributors who in turn sell to online resellers.

Resilient, Strong Financial Performance
Regardless of the economic conditions, it has been our experience that pool owners will maintain their pools and continue to pursue their pool wellness and recreation activities. Pool owners also are conscious that maintaining a pool typically costs less than repairing pool products that are damaged due to the lack of maintenance. We have delivered net sales growth, expanded margins and executed a disciplined capital expenditure program. From 2012 to 2020, our net sales grew at a    % CAGR, our operating income grew at a    % CAGR, our net income declined at a    % CAGR and our adjusted EBITDA grew at a    % CAGR. Our revenue and profitability metrics all grew over this time period with the exception of net income, which witnessed negative growth as a result of the transition in 2017 from a family-owned business to a sponsor-backed business, which resulted in higher interest expense following the Acquisition. We have steadily reinvested in our business over time, mitigating the need for large capital expenditures on our installed manufacturing base. As a result of our attractive financial profile, we have significant flexibility with respect to capital allocation, giving us the ability to drive long-term shareholder value through various operating and financial strategies. Additional information regarding our financial performance and non-GAAP measures, including adjusted EBITDA and adjusted EBITDA margin, together with a reconciliation of non-GAAP measures to their most directly comparable GAAP measures, is included in “Prospectus Summary—Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliation.”
Proven Management Team Focused on Growth
Our strategic vision and culture are directed by our executive management team under the leadership of our President and Chief Executive Officer, Kevin Holleran and Senior Vice President and Chief Financial Officer, Eifion Jones. Mr. Holleran joined us in 2019 and has nearly 30 years of experience in commercial and leadership positions across a number of industrial focused end markets. Most recently, Mr. Holleran served as President and Chief Executive Officer of the $4 billion Industrial Segment within Textron (NYSE: TXT). Mr. Jones joined us in 2020 with over 30 years of experience as a world-class business leader with a strong track record of building and leading global financial organizations. Mr. Holleran and Mr. Jones joined an experienced management team with a track record of innovation and operational excellence at Hayward. Our management team is uniquely capable of executing upon our strategic vision and successfully continuing to create long-term shareholder value.
Growth Strategy
We believe our multi-faceted growth strategy positions us to drive profitable, above-market growth in the markets we serve.
Continue to Introduce Thoughtful Innovation That Expands Our Markets
We have a proven track record of developing new products, offering advanced technology, energy-saving efficiency and a high-quality pool owner experience that have expanded our markets. Our strong manufacturing capabilities, detailed consumer research and extensive engineering expertise allow us to rapidly introduce differentiated products. We have launched 59 new products in 2020, which contributed approximately    % of net sales in Fiscal Year 2020. Recent product innovation includes: MaxFlo and TriStar VS—advanced energy efficient variable speed pumps for standalone operation or Omni control;

HydraPure—an advanced oxidation process combining UV and ozone for water sanitization; OmniPL™ Smart Pool and Control—mobile app-based smart control for all connected pool and spa systems as well as other connected backyard components; AquaRite® 940 Omni—North America’s #1 salt chlorine generator bundled with Omni for smart control; AquaVac® 6 Series—a line of robotic pool cleaners with the technologically advanced, patented SpinTech™ debris separation technology for constant suction power; TriVac® 700—the only pressure cleaner capable of skimming debris from the surface of the water in addition to vacuuming the pool floor, walls and coves; and CAT 6000—a commercial, IoT-enabled water chemistry controller that allows precise sanitization control.
Our smart device apps have been available for our control products since 2010. In 2019, we significantly redesigned our premium Omni control app which first launched in 2015. This highly rated new app is compatible with all past and present Omni-compatible products, affording all users the same enhanced functionality and user experience. Data gathered from the app will help us further tailor our product development, distribution and sales strategies. This year, we plan to launch another exciting round of new products focused on the key categories of sanitization, heating, lighting and IoT-enabled controls. We also expect to introduce a new line of products timed to capitalize on the DOE's 2021 regulatory changes that require replacing many single speed pumps with variable speed pumps in new installations and replacements going forward. We expect these regulatory changes to accelerate the sales growth of variable speed pumps in 2021 and beyond. We believe this regulatory change will be a win-win for both the Company and the pool owner. Due to added product features, variable speed pumps have prices that are up to 2.4 times higher than single speed pumps and present significant revenue and gross margin upside to the Company. Similarly, the efficiency gains afforded by the products provide pool owners a rapid product purchase payback—as quickly as one to two years due to energy savings. We estimate that approximately 70% of North American pools have either no controls or just a simple on/off timeclock, providing us with an opportunity to upgrade these pools with Omni control and automation systems as part of the pump upgrade.
Focus on Key Strategic Sales Initiatives to Strengthen Trade Customer Relationships
We recently embarked on a sales initiative aimed at “Getting Closer to the Customer” in an effort to drive greater market share. We are evolving our sales organization from a generalist unit to a number of focused, channel-specific teams. We are creating national positions for managing e-commerce, large accounts and the commercial segment. Salesforce.com forms the backbone of this new strategy to ensure cross communication between teams in the field along with marketing and customer service. To further enhance our customer capabilities, we utilize a combination of in-person and virtual training programs. We have mobile training vehicles that provide hands-on product training and education in the field. Hayward University, an online portal of training videos and a library of product information available for our trade customers, further supports our training initiative and enables us to operate virtually. We also offer our Totally Hayward loyalty program, an incentive-based program that allows us to better connect with our trade partners.
Grow Additional Share in the International and Commercial Markets
We are a leading global manufacturer with a large installed base and an estimated North American residential pool market share of approximately 30% in Fiscal Year 2020. Based on management’s estimates, we believe that we also have a strong international presence with an estimated #3 share in Europe and #4 in Australia. We continue to focus on expansion as we implement Totally Hayward and leverage our complete product bundle across our international markets. The international market, particularly in Europe, is fragmented and we see significant room to grow our presence via our existing footprint and the introduction of new products that meet local market demands.
We are currently a niche player in the commercial market where we see an opportunity for growth following the expansion of our commercial pool sales team. We believe our significant new product pipeline portfolio, which is a mix of in-house new product development complemented by strategic partnerships with third parties under the Hayward brand, will allow us to continue to drive deeper penetration in these markets. Moreover, we expect the broader adoption of ancillary products, such as sanitization systems, in the commercial market. This trend is expected to provide further growth opportunities in this end market.

Expand Margins and Returns Through Continuous Improvement Initiatives
Our global manufacturing and distribution footprint has enabled us to maintain strong margins and returns. We believe that we can continue to improve our margins through implementing cost improvement programs, including clear cost takeout programs currently in place. We believe our well-invested and predominantly owned manufacturing footprint supports our continuous improvement initiatives. Lean methodologies and Kaizen principles are central to everything we do. Our one-piece flow process, which enables us to assemble, test and package a product in a single work cell, maximizes our efficiency and lowers our manufacturing costs. Our strategic initiatives help us manage the costs of our materials through negotiations and various hedging programs. We believe these and other recent initiatives will enable us to strengthen our penetration in our key markets, expand market share and improve margins.
Execute Strategic Acquisitions That Broaden Our Platform
We generate a significant amount of cash flow and continue to re-invest in the business through organic and inorganic means. Acquisitions add new product technology and national market positions throughout our portfolio. We have completed and integrated more than 10 bolt-on acquisitions in the last 20 years. For example, the 2018 acquisition of Paramount opened a new category of in-floor cleaning, strengthened our position in alternative sanitizers and energy efficient goods. Our 2016 acquisition of Sugar Valley in Spain has both fueled market share growth in the European market and provided new technological product capabilities in sanitization and automatic controls.
(1)
White Goods refer to key components of the pool recirculation system such as drains, skimmers, returns and fittings.

We intend to utilize our disciplined process to identify, evaluate, acquire and integrate businesses across the healthy and connected outdoor living space. We actively monitor a pipeline of attractive acquisition opportunities across multiple product categories and geographies. We target opportunities that enhance our technological capabilities, strengthen our global market positions and increase our geographical diversity in our end markets. We also look to identify adjacencies in the outdoor living category that can be integrated into our Omni platform and can benefit from our scale.
Industry
Outdoor Living Market
The demand for outdoor living products has increased over the past decade as homeowners seek to create attractive areas in their backyards as an extension of their home space. A recent survey that gauged popularity of certain repair and remodeling categories showed that the top three responses were all related to outdoor living. In addition, outdoor living repair and remodeling spending has outpaced traditional repair and remodeling spending in recent years.

Key contributors to this growth are retiring baby boomers and discerning millennials. Baby boomers are investing in improvements to their residences as they decide to retire in place. Millennials have shown a greater appreciation for the outdoors than prior generations and want attractive and functional outdoor spaces. Studies show that 70% of U.S. households have outdoor living spaces and those spaces are used at least once per week. Homeowners’ response to the COVID-19 pandemic have also helped reinforce this trend.
Today’s pool owners typically demand healthy experiences, ‘green’ products, energy efficiency and a digital experience. These discerning consumers are socially conscious and actively seek out products that reduce the use of energy and chemicals. In line with this objective, these pool owners are more willing to invest in pool equipment with enhanced functions and capabilities that satisfy these criteria. In addition, swimming is one of the best forms of exercise available according to the Centers for Disease Control and Prevention, while also being considered essential to wellness. As a result, we have introduced innovative products to satisfy this demand.
The outdoor living market covers several product areas:
The pool typically serves as the centerpiece of the outdoor living space for homeowners and is one of the most expensive investments in the backyard. Buyer satisfaction with pool ownership is very high and the pool often brings people together outside. New pool products have also greatly increased the ease of maintaining a pool as well as the entertainment and enjoyment of this key backyard centerpiece.
U.S. Pool Market
History
Americans have been enamored with swimming pools for many decades. In the 1930s, high-end hotels and local municipalities began using pools as marketing tools. The U.S. residential pool industry started to flourish after World War II as Americans were aided by the GI Bill, which fueled strong growth in new housing and a significant population relocation to Sun Belt and Western states. The pool industry continued to grow over the ensuing decades, including the introduction of new pool types such as the above ground pool. These industry developments helped to expand pool ownership and created a large installed base of pools. The quality and enjoyment of the pool experience has increased significantly over the past two decades as the result of innovative pool product companies such as ourselves.
U.S. Residential Aftermarket
The installed base of residential pools is large with approximately 9 million pools in the United States as of 2020. As a result, pool equipment market expenditures are driven primarily by aftermarket spend versus new pool construction. Aftermarket equipment sales are driven primarily by the ongoing repair, replacement, remodeling and upgrading of equipment for existing pools. The non-discretionary nature of ongoing pool water treatment to maintain safe, sanitized water has been a key attribute of the industry. The CDC recommends that swimming pool water chemistry be tested at least twice per day, or more often when the pool is in heavy use, and that water be treated as necessary to protect from germs that cause recreational water illnesses. A pool quickly becomes unusable if not regularly maintained and routine maintenance is less expensive than the cost of failing to maintain a pool, which can range from around $2,000 for chemical treatments to over $10,000 for entire pool decommissioning, according to management estimates. A pool provides a stream of revenue for manufacturers as pool owners require equipment, parts, components and services through the repair, replacement and remodeling cycle of their pools.
The U.S. installed base of in-ground pools has grown every year since 1970. While the installed based is increasing, so is the average age of these pools, which has risen from an average age of 19 years in 2012 to 22 years in 2019. Management estimates that pumps and filters are replaced in over half of all pool remodel projects and residential in-ground pools are remodeled approximately every 9-12 years, roughly the service life of most pool components. The rising age of pools brings about an increased need for repair, replacement and remodeling work. This continual replacement spend creates a resilient market with a very steady flow of demand for aftermarket sales of our products and services. The average spend per remodel on U.S. in-ground pools has increased by 44% between 2012 and 2019, which we believe was largely driven by this product upgrade dynamic. Aftermarket replacements often utilize newer product technology such as salt chlorine generators, IoT controls and variable speed pumps, which are more expensive than prior generation products but can help reduce chemical and energy spend for pool owners. We believe that these ongoing chemical and energy cost reductions can create a payback for pool owners of less than two years in many cases, providing an incentive for them to install the latest technology.

New U.S. Residential Pool Construction
Beginning in 2012, the U.S. pool market saw steady growth in new residential in-ground pool construction based on annual pool installments. Since 2012, U.S. new pool construction has grown at over a 7% CAGR through 2020E while the total value of new residential in-ground pool construction has increased twofold, a growth rate that is significantly faster than the volume of new pool construction due to the increasing value of pool equipment. Also during this time, outdoor living expenditures have increased as American homeowners continue to invest in healthy outdoor living experiences. Pool construction weakened slightly in 2019 due to abnormally high rainfall as 2019 was the second wettest year on record for the United States.
We believe the pool industry is poised for continued growth as industry tailwinds remain in place. The estimated 94,000 pools constructed in 2020 remains well below the annual historical peak of approximately 176,000 pools constructed in 2005. While the post-Great Recession recovery of the new pool build market is still ongoing, current demand exceeds the pool construction industry’s ability to supply new pools, leading to a robust backlog and positive outlook for 2021 and beyond. Continued growth in new pool construction is expected to be aided by a strong new housing market, rising home equity levels, migration trends to the Sun Belt and continued growth in outdoor living investment.
International Pool Market
We believe the international pool market outside North America was composed of approximately 15 million pools in 2020. Europe represents the largest portion of this market with approximately 7 million pools in the region and is projected to grow at a CAGR of over 9% between 2020 and 2026 based on expected continued growth in new pool construction and upgrades to new pool equipment technology. The European market remains highly fragmented, partially because various regional product certifications make it easier for market participants to operate locally. The European market is slightly more weighted to the direct channel than the United States as approximately 70% of sales are through distribution and approximately 30% are direct to trade customers. The majority of the European market is concentrated in warmer climates. France and Spain, combined, make up most of the market. Germany, Austria and Switzerland are also sizeable markets. Growth drivers for international pool markets include continued growth in residential and commercial pool construction and upgrades of equipment on existing pools to automated, energy efficient technology.

Commercial Market
We are currently a niche player in the commercial market where we have an opportunity to grow given our leadership in the residential pool market. We are uniquely positioned to further penetrate the market given our size, technological capabilities and distribution network.
The commercial market is composed of pools and recreational water features (e.g., wading pools, plunge pools, lazy rivers and various interactive water fixtures). We are focused on small to medium-sized pools (up to 150,000 gallons) which represent approximately 75% of the total commercial market. Target customers include hotels, motels, apartments and condominiums (“HMAC”) and health clubs.
Flow Control Market
Our flow control business, which accounted for less than 5% of our net sales in Fiscal Year 2019, addresses a market for industrial thermoplastic valves and process control products for various industrial end markets, including aquatics, oil and gas, data centers, municipal water and waste water management, power generation and chemical processing. Our key product offerings are typically lightweight and easy to install. Installation and maintenance costs are relatively low. In addition, our products have the ability to resist damage from temperature and corrosion while also avoiding contamination of transported fluids or gases. Our key customers include Ryan Herco, Indelco Plastics, Grainger and Harrington Plastics.
Business Segments
We operate in a global pool equipment market with an installed base that we estimate to be approximately 25 million pools globally. We estimate the global market size at $4.6 billion in 2020. North America and Europe are the two largest pool markets, accounting for an estimated 68% of the total global installed base and 84% of total equipment sales.

North America
Our North American business segment consists of the United States and Canada. We have residential and commercial field based teams selling directly to specialized pool distributors, large retailers, major builders and specialized online resellers. U.S. trade customer shipments are fulfilled from either our East Coast or West Coast distribution centers depending on the customer’s location. Canadian trade customers are served through our distribution center in Oakville, Ontario.
Europe and Rest of World
Our Europe and Rest of World business segment consists of all countries outside of the United States and Canada. Europe and Australia make up a sizeable portion of this business segment. Europe and Australia have similar sales structures to the United States. Customer shipments in Europe are fulfilled through our French or Spanish distribution centers and Australia has its own smaller regional distribution hubs. The other 20+ countries in this segment are predominantly served through U.S. based regional managers who in turn deal through established distribution in each of the markets. Products are consolidated into containers and shipped to global locations from the United States.
Products and Services
Since our founding in 1925, we have been delivering a growing portfolio of pool equipment that is differentiated by innovative features and high-quality. Our products are connected through built-in IoT capabilities and our mobile app, and perform various core and auxiliary functions to deliver the holistic pool experience for pool owners.
Full Spectrum of Pool Equipment

Our new product development capabilities have been a core component of our growth story. Recent product development has targeted key pool industry trends such as energy efficiency, advanced sanitization, reduced chemical usage, water conservation and enhanced IoT-driven pool experiences.
Recent product innovation includes:
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MaxFlo and TriStar VS: advanced energy efficient variable speed pumps for standalone operation or Omni control

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HydraPure: advanced oxidation process combining UV and ozone for water sanitization that kills 99.9% of chlorine resistant microorganisms and reduces chlorine demand by approximately 50%

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OmniPL™ Smart Pool and Control: mobile app-based smart control for all connected pool and spa systems as well as other connected backyard components

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AquaRite 940® Omni: North America’s #1 salt chlorine generator bundled with Omni for smart control

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AquaVac 6® Series: line of robotic pool cleaners with the technologically advanced, patented SpinTech™ debris separation technology for constant suction power

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TriVac® 700: the only pressure cleaner capable of skimming debris from the surface of the water in addition to vacuuming the pool floor, walls and coves

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CAT 6000: commercial, IoT-enabled water chemistry controller that allows precise sanitization control

Our more environmentally sustainable products provide increased value for pool owners through various advanced functions that help drive energy savings, minimize chemical usage and reduce water consumption. Given these advanced functions, we are able to charge a higher price on key products such as variable speed pumps, energy efficient heaters, efficient filters and LED lights—these products are priced approximately 1.3 to 2.4 times higher than basic product variants. The addition of IoT based controls and alternative sanitizers, including salt chlorination systems and UV/Ozone systems, also increases the potential equipment spend on a pool pad while providing greater ease of use for pool owners and potential energy savings and chemical reduction. Based on management’s estimates, the long term aftermarket upgrade opportunity from these currently available products is over $21 billion in total, with the current penetration rate of these upgraded technologies ranging from less than 5% to approximately 50% depending on the category. Pool owners are typically willing to pay higher prices upfront in order to enjoy functional product benefits and ultimate cost savings. Pool owners appreciate the more environmentally sustainable features and understand that they can expect a payback over several years. For example, the average payback period on a variable speed pump is approximately one to two years.
Leader in Game Changing New Product Development
Our products cater to all types of pools including both in-ground and above ground pools. Our wide range of offerings can be found in entry, mid-range and premium pools. The average wholesale price per pool typically ranges from $1,500 for entry level pools to well above $10,000 for premium pools, but equipment is only a fraction of the total pool cost. Approximately 50% of our net sales is derived from non-discretionary products that are essential to operating a residential or commercial pool. We believe pool owners tend to be less price sensitive to our products given the importance of pool equipment features to the pool owner experience and the relatively low cost of equipment compared with the total cost of a pool.
Catering to Different Pool Types
The growing product bundle and technology content of pools support both the company’s new pool construction and aftermarket businesses. Increased product content drives greater sales volume and higher cost technologies drive increased sale prices and margins. As an innovator in the industry, we play a leading role in driving growth and development of more advanced pool equipment and functionality to grow the market.
We take pride in the innovation, technology and quality of our products and we continue to build our brand with our trade customers and pool owners. We are aligned to our “We Build Better” branding strategy, which means:
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Better product performance: superior efficiency, power and speed

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Better product reliability: more durable and longer lasting

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Better design: easy installation and set-up

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Better living: brings comfort, safety and peace of mind

Customers
We sell our products through a variety of channels to a diverse global trade customer base. We have deep, long-standing relationships with large, blue chip customers. The majority of our sales are through specialty distributors, who in turn sell to thousands of pool builders and servicers. The remaining sales are directly to large retailers, pool builders and buying groups. Our largest customer, Pool Corporation, represented approximately 26% of our net sales in Fiscal Year 2019, but no other customer represented more than 10% of our net sales in Fiscal Year 2019.
On average, we have 20+ year relationships with our top 20 customers and we actively invest and develop these relationships through targeted sales efforts, loyalty programs and other initiatives. In addition to our strong distributor relationships, we estimate that we are currently the largest equipment supplier to each of the top four retailers in the United States.
Suppliers
We maintain longstanding relationships with approximately 900 suppliers. We mainly purchase assembled components such as motors, metal parts, cables and extrusions from our suppliers. We also purchase raw materials, such as resins (ABS, PP, HDPE, PVC), metals (copper, steel, aluminum, titanium, ruthenium) and liner board (packaging), which expose us to changes in commodity pricing. We seek to mitigate the effects of fluctuations in commodity prices through our agreements with our suppliers, that typically provide for fixed pricing over a three to 12 month period to manage raw material inflation. We complete full audits on all new suppliers, and periodically evaluate our existing supplier base to ensure maximum service and quality. Our supplier base is “sticky” as suppliers must invest to receive certain approvals, creating an economic incentive to maintaining a long and productive relationship.
We have dedicated supply chain employees who manage global sourcing, strategic consolidation and supplier relationships. We have reduced our supplier base by over 19% since 2015, helping improve purchasing power and reducing input costs. We expect continued strategic sourcing, as well as increased volumes from both organic growth and recent acquisitions, to drive further economies of scale. Our agreements with our suppliers typically provide for fixed pricing over a three to 12 month period to manage raw material inflation.
We have had an average relationship of over 15 years across our top 30 suppliers. We have had a 40+ year relationship with our top vendor and 10+ year relationships with 9 out of our top 10 suppliers, with an average of 19 years of supply continuity. These top 10 suppliers represent approximately 35% of our total material purchases.
Sales Channels
The pool equipment market is served through several sales channels. This complexity favors scaled manufacturers like us that have the ability to service multiple channels and act as a “one-stop shop” with a complete product offering.
Distributors: The majority of our net sales comes from an authorized network of regional and national distributors who service the pool trade (i.e., builders, retailers and servicers). We have long standing relationships with these trade customers and we have clear contractual agreements to support our continued net sales of our products through this channel. Distributors are responsible for ordering, stocking, training, delivering and taking on credit responsibility from their trade customers. Many distributors also sell our products to online retailers.
Builders, Retailers and Servicers (Direct Sales): We sell to several major buying groups composed of members who are independent businesses. Buying groups receive competitive pricing and special incentives. Members can place orders with the group’s corporate headquarters, purchase products through our distributors or receive shipments directly from us.
Buying Groups: We sell to several major buying groups which are composed of members who are independent businesses. Buying groups receive competitive pricing and special incentives. Members can place orders with the group’s corporate headquarters or order from us directly. We ship directly to member locations.
In the United States, approximately 78% of residential pool equipment is sold through specialty distributors such as Pool Corporation, Bel-Aqua, and Baystate. Another 12% is sold directly to retailers, and the remaining 10% is sold to builders. In Europe, the sales channel is more direct than in the United States as approximately 75% of sales are through distributors and 25% are through direct sales.
Across regions, the market is based on a “prescriber model.” The purchasing decisions of the end consumer (i.e., pool owners) are strongly influenced by pool builders and pool servicers.
Seasonality
Our business is seasonal with sales typically higher in the second and fourth quarters. During the second quarter of a fiscal year, sales are higher in anticipation of the start of the summer pool season. In the fourth quarter, we incentivize trade customers to buy and stock up in preparation for next year’s pool season under an “early buy” program which offers a price discount and extended payment terms. Under the early buy program we ship products from October through March and receive payments for these shipments from April through July.

Our aim is to keep our manufacturing plants running at a consistent level throughout the year. Consequently, we build inventory in the first and third quarters and inventory is sold-down in the second and fourth quarters. Our accounts receivable balance increases from October to June as a result of the early buy extended terms and higher sales in the second quarter. We typically utilize our ABL Facility in the first quarter to finance our operating expenses, and reduce our credit utilization in the second quarter as the seasonality of our business peaks and payments are received.
Weather can affect our sales, however we primarily serve the aftermarket, which is less affected than new pool construction equipment sales. Unseasonably cool weather or significant amounts of rainfall can suspend new pool construction and reduce the sale of pool equipment to the new pool builders.
For discussion regarding the effects seasonality had on our results of operations in Fiscal Year 2020, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Trends and Uncertainties Regarding Our Existing Business.”
Our Competition
The markets for our products are geographically diverse and highly competitive. We compete against large and well-established national and global companies, as well as regional and local niche OEMs and lower cost manufacturers. Competition may also result from new entrants into the markets we serve, offering products that compete with us. Our competitors offer pool equipment of varied quality and across a wide range of retail price points.
We compete based on brand recognition with distributors, retailers, pool builders and pool owners, strong relationships with our distributors and resellers, and the loyalty of our builders and servicers with whom we have built a large installed base. In addition, we compete based on our technical innovation, intellectual property, reputation for providing quality and reliable products, competitive pricing and contractual terms. We believe our extensive inventory of products enables us to meet both residential and commercial needs, which creates a one-stop-shop for many of our trade partners. Some of our competitors, in particular smaller companies, compete based primarily on price and local relationships, especially with respect to products that do not require significant engineering or technical expertise.
Some geographic markets we serve, particularly the four largest and higher pool density U.S. markets of California, Texas, Florida and Arizona, have a greater concentration of competition than other U.S. markets. The European pool equipment market is generally more fragmented.
Intellectual Property
Patents and trademarks are important to our business. As of December 31, 2020, we held approximately 177 issued U.S. patents and 173 issued foreign patents relating to our technologies, such as pumps, filters, heaters, drains and white goods, robotic cleaners, in-floor cleaning systems, lights, automation and controls, sanitization, valves and flow control, and IoT and other technologies, as well as approximately 119 U.S. trademark registrations and 656 foreign trademark registrations covering our marks, brands and products. As of December 31, 2020, we also held approximately 45 pending U.S. patent applications, 90 pending foreign patent applications, 19 pending U.S. trademark applications and 33 pending foreign trademark applications. We also license patents to certain technologies used in our products, such as our pool cleaner and lighting products.
We also have a brand enforcement program under which we monitor and pursue action against unauthorized online resales and infringements of our intellectual property, such as our trademark rights. When needed, we send cease and desist letters, which frequently result in the desired compliance without the need for litigation. From time to time, we initiate litigation on these matters as a means to enforce our rights.
We do not regard our business as being materially dependent upon any single patent or proprietary technology. Patents, patent applications and license agreements will expire or terminate over time by operation of law, in accordance with their terms or otherwise.

Properties
Our corporate headquarters is located on leased premises in Berkeley Heights, New Jersey. We own four of our seven global manufacturing facilities and two of our eleven global distribution facilities. We lease all of our other properties including seven warehouse sites and the majority of our leases have two to eight year terms. As of December 31, 2020, leases with remaining terms longer than one year expire between 2021 and 2030.
Most of our leases contain renewal options, some of which involve rent increases. In addition to minimum rental payments, which are set at competitive rates, certain leases require reimbursement for taxes, maintenance and insurance. We do not believe that any single lease is material to our operations.
Our global manufacturing facilities range in size from approximately 17,857 square feet to 347,241 square feet and generally consist of warehouse, counter, display and office space. Our global distribution facilities range in size from approximately 5,371 square feet to 273,000 square feet.
The following is a summary of our principal properties as of December 31, 2020, including manufacturing, distribution, warehouse, and corporate offices:
	No. of Facilities
Location	Manufacturing	Distribution	Warehouse	Corporate Headquarters
North America
Arizona	—	2	—	—
California	—	—	—	—
New Jersey	—	—	—	1
North Carolina	1	1	4	—
Rhode Island	1	—	1	—
Tennessee	1	1	2	—
Canada	—	1	—	—
Europe and Rest of World
Australia	—	4	—	—
China	1	—	—	—
France	—	1	—	—
Spain	3	1	—	—
We believe that our facilities as well as the related machinery and equipment, are well maintained and suitable for their purpose and are adequate to support our businesses.
Employees and Human Capital Resources
As of December 31, 2020, we had approximately 2,555 total full-time equivalent employees of whom approximately 18% are temporary or contract workers. Our total number of temporary and contract workers fluctuates due to business cycles during the year. We believe our ability to maintain a flexible, modular workforce enhances our manufacturing capabilities. Our employees are primarily located in the United States, with about 28% employed at our international locations in Canada, Spain, France, Australia and China. As of December 31, 2020, none of our employees were represented by a union. However, we do have relationships with works councils in Spain and France.
As part of our human capital resource objectives, we seek to attract, retain, develop and reward our employees through a variety of mechanisms. We build upon Hayward’s objectives by seeking to attract, retain, develop and reward behaviors to ensure our long term sustainability as a company. We continue to advance our efforts to develop a performance culture by strengthening performance management processes through management training and the development and implementation of consistent documentation and methodologies designed to ensure a robust process for all employees. We schedule performance discussions for all employees each year, and establish clearly defined goals and incentive programs to drive employee performance. In addition, we have implemented a coordinated approach in managing our overall compensation structure and regularly conduct full evaluations of our compensation and incentive programs to ensure we are competitive in these areas. We monitor our performance by measuring numerous elements relating to our human capital management efforts, including, but not limited to, employee turnover, time to fill open roles and general diversity statistics.
Information Systems
We believe that our website and information technology systems are equipped to support the operation of our business. In addition, we use commercially reasonable efforts to ensure that all such systems remain free and clear of all material bugs, errors, defects, malware or other corruptants.
Data Privacy and Security
We are subject to numerous U.S. state and federal and foreign laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. Such regulations include state data breach notification laws, the CCPA, the GDPR, Canada’s Personal Information Protection and Electronic Documents Act, and Australia’s Privacy Act, amongst others. Additionally, our evolution into offering smart products that can connect to the IoT may subject us to other IoT-specific laws and regulations, including the California Internet of Things Security Law. Because of our marketing activities, we may also be subject to applicable marketing privacy laws, including the CAN-SPAM Act of 2003 and the TCPA, amongst others.
These laws and regulations are increasing in number and complexity, and are subject to varying interpretations by regulators and the courts, resulting in higher risk of enforcement, fines, and other penalties. For example, California recently passed the CPRA, which expands the CCPA and will require us to incur costs to modify our data privacy and security practices. More details about these risks can be found in “Risk Factors—Risks Related to Government Regulation—Increased information technology security threats and computer crime pose a risk to our systems, networks and products, and we are exposed to potential regulatory, financial and reputational risks relating to the protection of our data” and “Risk Factors—Risks Related to Government Regulation—Our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, uncertain or inconsistent interpretation and enforcement of legal requirements or differing views of personal privacy rights, which may have a material adverse effect on our reputation, business, financial condition and results of operations.”
We understand the importance of these laws and regulations and have taken steps to monitor and comply with changing requirements. For example, we maintain an updated website privacy policy that explains our online information collection and use practices and applicable rights of EU and California residents under the GDPR and CCPA, respectively. We also take reasonable efforts to implement and maintain security controls to align with industry standards.
Environmental, Health and Safety Matters
Our operations are subject to various laws and governmental regulations concerning environmental, health and safety matters, including employee health and safety, in the United States and other countries. U.S. federal environmental, health and safety regulations that apply to operations at one or more of our United States facilities include, without limitation, regulations promulgated under the Resource Conservation and Recovery Act, the Environmental Planning and Community Right-To-Know Act, the National Pollutant Discharge Elimination System Act, the Spill Prevention, Control and Countermeasures requirements and the Comprehensive Environmental Response, Compensation and Liability Act. We are also subject to regulation by OSHA concerning employee health and safety matters. In addition, we and certain of our affiliates store certain types of hazardous materials and chemicals at various locations and the storage of these items is strictly regulated by local fire codes. We also sell UV, Ozone, and Salt Chlorinator and related products that are regulated under FIFRA, which primarily relates to testing, use, reporting, sale, distribution, licensing and market verification of these products. Moreover, the USEPA, OSHA, and other federal and foreign, state and/or local agencies have the authority to promulgate laws and regulations in the future that may impact our operations going forward. In addition to the federal environmental laws identified above that apply to our operations, various states have been delegated certain authority under the aforementioned federal statutes (and others), and under state corollaries to the federal laws, to regulate environmental, health and safety matters at our U.S. facilities. Compliance with, or liabilities under, such laws and regulations in the future could prove to be costly and could affect various aspects of the business.
Regulatory Matters
We are also subject to foreign, federal, state, and local laws and regulations relating to matters such as product labeling, weights and measures, zoning, land use, and fire codes, including regulation by the Federal Communications Commission, the Consumer Product Safety Commission, the National Fire Protection Agency, and the Federal Trade Commission. Most of these requirements govern the packaging, labeling, handling, transportation, storage, sale and use of our products. In addition, we are subject to regulation passed by the DOE relating to the labeling, testing, reporting and certification of new and replacement pumps sold for swimming pools. Compliance with such laws and regulations in the future could prove to be costly and could affect various aspects of the business.
Legal Proceedings
We have been, and in the future may be, made a party to litigation arising in the ordinary course of our business, including those relating to commercial or contractual disputes with suppliers, customers or parties to acquisitions and divestitures, intellectual property matters, product liability, the use or installation of our products, consumer matters, employment and labor matters, and environmental, safety and health matters, including claims based on alleged exposure to asbestos-containing product components. We believe that we are not currently party to any legal proceeding that would be expected, either individually or in the aggregate, to have a material adverse effect on our business or financial condition.
We periodically reexamine our estimates of probable liabilities and any associated expenses and receivables and make appropriate adjustments to such estimates based on experience and developments in litigation. As a result, the current estimates of the potential impact on our consolidated financial position, results of operations and cash flows for the proceedings and claims described in the notes to our consolidated financial statements could change in the future. Regardless of outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Pentair Litigation
Hayward is presently a defendant in a set of consolidated patent infringement actions brought by Pentair Water Pool and Spa, Inc. and Danfoss Drives A/S(Civil Nos. 5:11-cv-459-D and 5:12-cv-251-D), pending in the United States District Court for the Eastern District of North Carolina. Collectively, the plaintiffs in these actions have asserted that certain of our variable speed pump and controller products infringe claims in seven United States patents: U.S. Patent Nos. 7,854,597; 7,815,420; 7,857,600; 7,686,587; 7,704,051; 8,019,479; and 8,043,070. Hayward initiated related USPTO proceedings against certain of the asserted patents, including inter partes reexamination nos. 95/002005, 95/002006, 95/002007, and 95/002008 and inter partes review nos. IPR2013-00285 and IPR2013-00287. Hayward has also raised non-infringement and invalidity defenses against each of the patents asserted against us in the district court actions, which are currently stayed. Additionally, Hayward is aware of patents related to the asserted patents, including continuing, foreign and/or other related issued patents and pending patent applications, that could be asserted against us in the future. If defenses raised by Hayward are not upheld, or if Pentair and/or Danfoss were to prevail in these proceedings and/or otherwise, then we may owe money damages and/or be subject to an injunction for any unexpired patent that would require the cessation of any infringing activity, which could have a negative impact on our supply chain or other business, including the ability of us, our vendor(s), and/or our customer(s) to make, use, sell, offer for sale and/or import variable speed drives or pumps, and/or the automation controllers therefor, any of which including the component(s), feature(s) and/or functionalit(ies) accused of infringement.

Insurance
We maintain commercial insurance policies with third parties in the areas of executive risk, commercial property, and casualty (including product liability), cyber, business interruption, and ocean cargo. We also self-insure for workers’ compensation, vehicle, property, general liability, product liability, and employee medical benefit costs. We have stop-loss coverage to limit exposure arising from certain of these claims. There are various levels of deductibles depending on the coverage. Self-insurance claims filed and claims incurred but not recorded are accrued based upon our estimates of the ultimate costs to be incurred using historical experience. Our ultimate exposure may be mitigated by amounts we expect to recover from third parties associated with such claims.

MANAGEMENT
Directors and Executive Officers
Below is a list of the names, ages as of December 31, 2020, and positions, and a brief account of the business experience, of the individuals who serve as our executive officers and directors as of the date of this prospectus.
Name	Age	Position
Kevin Holleran		President, Chief Executive Officer and Director
Eifion Jones		Senior Vice President and Chief Financial Officer
Donald Smith		Senior Vice President, Chief Supply Chain Officer
Michael Colicchio		Vice President, Corporate Controller and Chief Accountant
Rick Roetken		President, North America
Fernando Blasco		Vice President, General Manager, Europe & Rest of World
Mark McFadden		Director
Timothy Walsh		Director
Greg Brenneman		Director
Kevin Brown		Director
Douglas Londal		Director
Jason Peters		Director
Larry Silber		Director
Arthur Soucy		Director
Ali Afraz		Director
Stephen Felice		Director
Christopher Bertrand		Director
Christopher Stevenson		Director
Kevin Holleran has served as President, Chief Executive Officer and Director of the Company since August 2019. Prior to joining the Company, Mr. Holleran served as President and Chief Executive Officer of the Industrial Segment within Textron beginning in 2017. Textron’s Industrial Segment is composed of Textron Specialized Vehicles, a leading global manufacturer of purpose-built vehicles and equipment for a variety of commercial and recreational applications across a number of brands; as well as, Kautex a tier one automotive supplier of fuel systems, selective catalytic reduction systems and cleaning solutions. Prior to 2017, Mr. Holleran was the President and Chief Executive Officer of Textron Specialized Vehicles for ten years, during which time he grew revenue and profitability substantially through both organic growth and acquisitions. Prior to his time at Textron, Mr. Holleran held a number of management positions at Ingersoll Rand and Terex Corporation across the sales, marketing, and product management functions. He holds an MBA from Wake Forest University and an undergraduate degree from Cornell University.
Eifion Jones has served as Senior Vice President and Chief Financial Officer of the Company since April 2020. Prior to joining the Company, Mr. Jones served as the Chief Financial Officer of Cornerstone Holdings Inc. (“Cornerstone”) since 2011, a portfolio company of private equity firms HIG Capital and, later, Littlejohn & Co. LLC. In this role he oversaw the governance, performance, and financial management of Cornerstone’s U.S. and European companies, including leading all acquisition evaluation, diligence and integration efforts. Prior to Cornerstone, Mr. Jones spent 21 years with Akzo Nobel, where he held financial and managerial leadership roles in the Americas and Europe, including SVP and General Manger for their Americas O&G protective coatings business and prior to that, SVP and CFO for their Americas industrial coatings business. He began his financial career with Courtaulds Plc in their European fibers businesses prior to its sale to Akzo Nobel.
Donald Smith has served as Senior Vice President, Chief Supply Chain Officer for the Company since January 2007. Mr. Smith has served as an officer of the Company, and as the executive lead for numerous functions in his tenure, including Global Operations, Global Supply Chain, Engineering and Technology, Customer Care, and Acquisition integration. Mr. Smith is a member of twelve boards of directors for certain of the Company’s subsidiaries. Mr. Smith is the executive responsible for the P&L performance for Hayward’s Flow Control division. Prior to joining the Company, Mr. Smith was an executive and company officer for Omega Polymer Technologies, Inc. from 2001 to 2006, prior to its strategic sale. During his five year, Mr. Smith served as Vice President and General Manager of Carsonite International (2001-2003) and Corporate Executive Vice President of Operations (2003-2005), before being named President in 2006. Mr. Smith held numerous leadership positions with Robert Bosch Corporation from 1996-2001, including an international assignment in Stuttgart, Germany (1997-1998). Mr. Smith began his career with General Motors’ Powertrain Division (1989-1996.) Assuming roles of increasing levels responsibility, Mr. Smith ultimately served as the lead manufacturing resource for new engine development and launches, as Manufacturing Engineering Administrator. Among Mr. Smith qualifications is a track record of operational excellence and performance. Mr. Smith brings expertise in general management, lean manufacturing, new product development, and strategic planning for operating performance. Mr. Smith has significant experience as a senior executive of global companies composed of multiples entities and complex value streams. He provides strategic direction toward improved operational and financial performance, organizational development, and product line optimization.
Michael Colicchio has served as Vice President, Corporate Controller, and Chief Accountant of the Company since October 2017. Prior to joining the Company, Mr. Colicchio was an Operating Partner with Arsenal Capital Partners from July 2014 to September 2017. From June 2011 to June 2014, Mr. Colicchio served as special advisor to the Chief Financial Officer of Bunge Corporation, where he led the build of a Sao Paulo Shared Services Center for their South American business. Mr. Colicchio also served as a Finance Director for Celanese Corporation from May 2004 to May 2011, including a four year stint as Managing Director of Celanese Hungary, Kft., and Vice President — Finance for Degussa Corporation from September 1996 to April 2004. Mr. Colicchio, a Certified Public Accountant since 1986, was employed as a Senior Manager with KPMG LLP from May 1986 to January 1995. Mr. Colicchio brings significant expertise in accounting and taxation with a specialization in the design, build, and operation of global Shared Service Centers of Excellence, Controllership, Tax, and SEC reporting departments.
Rick Roetken has served as President, North America since August 2018. Prior to joining the Company, Mr. Roetken worked as an independent consultant from 2015 to 2018, with a focus on M&A, commercial strategies and operational efficiency for building products. Prior to that, Mr. Roetken served as President of multiple divisions of Masco Corporation (“Masco”), including Masco Cabinetry and Liberty Hardware, from 2010 to 2015. Mr. Roetken also served as Vice President of Marketing for Masco’s Delta Faucet business from 2007 and 2010. Prior to joining Masco, he was employed with United Technologies for 19 years serving in various operations and marketing roles. Mr. Roetken brings expertise in general management, business strategy, commercial markets, and manufacturing systems, as well as significant experience as a senior executive of major complex global companies.
Fernando Blasco has served as Vice President, General Manager, Europe & Rest of World since May 2019 and as General Manager for Hayward Australia since January 2020. From April 2012 to May 2019, Mr. Blasco was Chief Executive Officer of Adequa, Piping Systems Business of Uralita Group. Also within Uralita Group, Mr. Blasco held positions such as Managing Director of the Injection Business Unit from 2010 to 2012 and Corporate Sales Development Manager from 2008 to 2010. Prior to that, he was at GE Consumer & Industrial from 2004 to 2008, assuming the role of EMEA Prescription Manager. Mr. Blasco brings expertise in international market development, B2B go to market strategies, and manufacturing processes, as well as significant experience as a senior manager of major industrial companies.
Mark McFadden became a director in June 2017. Mr. McFadden is a Managing Director of CCMP and a member of the Firm’s Investment Committee. Mr. McFadden joined CCMP in 2002 and was named Managing Director in 2014 and a member of the Firm's Investment Committee in 2019. While at CCMP, Mr. McFadden has focused on investments in the industrial sector, including prior CCMP investments in Generac Power Systems, Milacron, and Eco Services. Prior to joining CCMP, Mr. McFadden worked in investment banking at CSFB and Bowles Hollowell Conner. Mr. McFadden serves on the board of directors of Hayward, PQ Corporation and BGIS. Mr. McFadden holds a B.B.A. and a B.A. from the College of William and Mary. Mr. McFadden brings expertise in corporate finance and strategic development, as well as significant experience as a board member of global industrial businesses.

Timothy Walsh became a director in June 2017. Mr. Walsh is President and CEO of CCMP and a member of the Firm’s Investment Committee. Mr. Walsh focuses on making investments in the industrial sector and has been responsible for CCMP’s investments in the chemicals, basic manufacturing, consumer products and packaging sectors. Mr. Walsh joined CCMP in 1992 and was named Partner and head of its industrial practice in 1999. Mr. Walsh became COO in 2015 and President and CEO in 2016. Prior to joining CCMP in 1992, Mr. Walsh worked on various industry-focused client teams within The Chase Manhattan Corporation. He serves on the board of directors of Hayward and PQ Corporation. Mr. Walsh holds a B.S. from Trinity College and an M.B.A. from the University of Chicago. Mr. Walsh brings expertise in corporate finance and strategic development, as well as significant experience as a board member of global industrial businesses.
Greg Brenneman became a director in June 2017. Mr. Brenneman is Executive Chairman of CCMP and a member of the Firm’s Investment Committee. Mr. Brenneman plays an active leadership role in executing the Firm’s overall strategy while remaining actively engaged in completing transactions, developing strategies and coaching the senior management of CCMP’s portfolio companies. Prior to joining CCMP in October 2008, Mr. Brenneman served as Chairman, CEO, President and/or COO of Quiznos Sub, Burger King, PwC Consulting and Continental Airlines. In 1994 Mr. Brenneman founded Turnworks, Inc. (“Turnworks”), his personal investment firm that focuses on corporate turnarounds. Prior to founding Turnworks, Mr. Brenneman was a Vice President for Bain & Company. Mr. Brenneman currently serves on the board of directors of Eating Recovery Center, Hayward, PQ Corporation, BGIS, Baker Hughes, Baylor College of Medicine and The Home Depot, Inc. Mr. Brenneman holds a B.B.A. in Accounting/Finance, summa cum laude, from Washburn University of Topeka, Kansas and an M.B.A. with distinction from Harvard Business School. He was awarded an honorary Doctor of Commerce degree from Washburn University. Mr. Brenneman brings expertise in leadership and strategic matters, as well as significant experience as a senior executive and board member of complex global businesses.
Kevin Brown became a director in June 2017. Mr. Brown is Co-Head of MSD Partners’ Private Capital Group. Mr. Brown joined MSD in 2016 and currently serves on the boards of directors for Endries International, Hayward Industries and Ring Container Technologies. Prior to joining MSD, Mr. Brown was a Partner with Court Square Capital where he worked primarily in the Industrials sector for ten years. Prior to Court Square, Mr. Brown was a Vice President with Apax Partners focusing on investments in the Media, Late-Stage Software, and Tech-Enabled Business Services sectors. He has served on numerous Boards of Directors, including ERICO Global, MacDermid, Pike Corporation and Wyle. Mr. Brown received his B.S. from the McIntire School of Commerce at The University of Virginia and his M.B.A. from the Wharton School of the University of Pennsylvania where he graduated as a Palmer Scholar. Mr. Brown brings expertise in finance and capital markets, strategic matters, as well as significant experience as a board member of complex global businesses.
Douglas Londal became a director in June 2017. Mr. Londal has been a Partner of MSD Capital, L.P. and MSD Partners since 2015 and served as the Head of Private Capital until 2020. Prior to joining MSD Partners, Mr. Londal was the President and COO of New Mountain Capital, LLC, an alternative asset management firm. Mr. Londal joined New Mountain in 2004 when the firm had one private equity fund and $770 million of AUM. He helped grow New Mountain to $15 billion of AUM by 2014 and into three separate businesses, including private equity, a long/short hedge fund and a publicly traded debt BDC (NYSE: NMFC). Prior to joining New Mountain, Mr. Londal spent 14 years at Goldman, Sachs & Co. He was a Managing Director in the Principal Investment Area and, among other positions, served as Co-Head of the U.S. Merchant Banking business and Co-Head of U.S. Mezzanine business. Mr. Londal has been directly involved in investing over $10 billion in private equity and mezzanine transactions valued at over $20 billion. He has served on over 20 “for-profit” boards of directors (public and private) in roles including chairman and lead director, as well as chair of several audit and compensation committees. Mr. Londal brings expertise in finance and capital markets, strategic matters, as well as significant experience as a senior executive of large and complex global businesses.
Jason Peters became a director in June 2017. Mr. Peters is Director, Private Equity, for AIMCo since January 2011. Currently, Mr. Peters is responsible for direct private equity efforts in the technology and consumer products sectors. Prior to his tenure at AIMCo, Mr. Peters has worked for 10 years at various firms either in an investment banking or private equity capacity, including Bank of America as a Vice

President in the Mergers and Acquisitions group, and with JPMorgan where he worked in the Middle Market and the Consumer Products Investment Banking groups. Mr. Peters also worked with EG Capital Group, a private equity firm based in New York where he focused on investments in the consumer products space. Mr. Peters currently serves on the board of directors of Vue International Bidco plc (since 2017). Mr. Peters brings expertise in private equity investing, asset management and strategic matters, corporate finance, mergers and acquisitions, and capital markets.
Larry Silber became a director in November 2019. Mr. Silber has served President and Chief Executive of Herc Rentals Inc. (“Herc Rentals”) since May 2015. Prior to joining Herc Rentals, Mr. Silber served as an executive advisor at Court Square Capital Partners, LLP, a private equity firm primarily investing in the business services, healthcare, general industrial and technology and telecommunications sectors, from April 2014 to May 2015. Mr. Silber also served as Chief Operating Officer for Hayward Industries from 2008 to 2012, during which time he oversaw a successful transition through the recession and return to solid profitability. From 1978 to 2008, Mr. Silber worked for Ingersoll-Rand plc (“Ingersoll”), a publicly traded manufacturer of industrial products and components, in a number of roles of increasing responsibility. Mr. Silber previously served on the board of directors of SMTC Corporation from 2012 to 2015. Mr. Silber brings expertise in executive management, strategy formation and leadership skills, gained as the Chief Operating Officer of Hayward Industries as well as in his current role as President and Chief Executive Officer of Herc Rentals. Mr. Silber also has extensive knowledge and experience in manufacturing, sales and marketing, and specific industry experience in our business, including our operations, business development matters and financial performance. Further, his experience as a director of another public company provides him with a broad understanding of the responsibilities of public company boards and issues applicable to public companies.
Arthur Soucy became a director in December 2017. Mr. Soucy is a retired executive with broad international experience running complex operations and large P&L’s in both the Oil & Gas and Aviation industries. Mr. Soucy has over 30 years of business leadership experience in multi-national environments holding executive positions with P&L responsibilities spanning some 80 countries. Mr. Soucy retired as President, Products & Technology for Baker Hughes, an Oil & Gas Services company, in July 2017. In that role he was responsible for the company’s multi-billion-dollar chemical business as well as enterprise New Product & Technology development. He also was responsible for the company’s global marketing and supply chain functions. Prior to that, Mr. Soucy was headquartered in London, UK for nearly four years where he served as President of Europe, Africa, Russia, Caspian, and had P&L responsibilities for the Region. Prior to joining Baer Hughes, Mr. Soucy spent 29 year at Pratt & Whitney, where held a variety of executive level P&L, technology and supply chain positions.
Ali Afraz became a director in February 2018. Mr. Afraz is a Director within the Private Equity team of Mubadala Capital, the financial investment arm of Mubadala Investment Company, a sovereign wealth fund wholly owned by the Abu Dhabi Government with an AUM in excess of $230.0 billion. Mr. Afraz joined Mubadala over 11 years ago in 2009. Prior to joining Mubadala, Mr. Afraz spent over 6 years within the investment banking division of Citigroup and Barclays Capital in their New York and Toronto offices. Mr. Afraz specialized in cross-border M&A and worked on a number of marquee transactions with a combined enterprise value in excess of $25.0 billion. Mr. Afraz has served as a director for Fermaca de Mexico since 2015, is an observer on the board of REEF Technology and was previously an IC member with Mubadala Infrastructure Partners from 2017 to 2019. Mr. Afraz brings expertise in private equity investing, asset management, corporate finance, mergers and acquisitions, and capital markets.
Stephen Felice became a director in May 2018. Mr. Felice has been Chairman and Chief Executive Officer of Felice Partners, LLC (advisory and private investment) since January 2017. Prior to that, Mr. Felice was President and Chief Executive Officer of Filtration Group Corporation (“FGC”), a global industrial manufacturer, from January 2014 through January 2017. Prior to joining FGC, Mr. Felice was President and Chief Commercial Officer of Dell, Inc (“Dell”) from December 2011 through December 2013 after previously serving in a variety of executive roles at Dell from February 1999 through November 2011. Prior to joining Dell, Mr. Felice was President and Chief Executive Officer of DecisionOne Corporation, a provider of computer technology services (“DOC”) from 1997 through 1999 after previously serving as President of DOC from 1995 through 1997. Prior to joining DOC, Mr. Felice worked at Bell Atlantic Corp in various roles from 1984 through 1995 and Shell Oil Corp from 1979 through 1984. Mr. Felice has served on the board of directors of Southwire Corporation since 2015 (currently Chairman of Human Resources Committee) and the Mark Felice Foundation since 2003. Mr. Felice was also Vice Chairman at St. Michael’s Catholic Academy from 2010 to 2014, and served on the Board of Trustees for The Franklin Institute from 2013 to 2015 and the Singapore Economic Development Board 2010 to 2012. Mr. Felice brings significant expertise in managing large global enterprises, information technology and industrial manufacturing verticals, strategic planning, global sales, and manufacturing.
Christopher Bertrand became a director in October 2020. Mr. Bertrand is Managing Director in MSD Partners’ Private Capital Group. Mr. Bertrand joined MSD in 2019 and currently sits on the Board of Hayward Industries. Prior to joining MSD Partners, Mr. Bertrand was a Principal at Court Square Capital Partners. Previously, Mr. Bertrand was with Kohlberg, Kravis, & Roberts (KKR), where he focused on private equity investments, and Goldman, Sachs & Co. He received an M.B.A. with Distinction from Harvard Business School and a B.A. from Dartmouth College. He has served on numerous Boards of Directors. Mr. Bertrand brings expertise in finance and capital markets, strategic matters, as well as significant experience as a board member of several companies.
Chris Stevenson became a director in October 2020. My Stevenson is a Principal in the New York office of CCMP Capital. Prior to joining CCMP in 2020, Mr. Stevenson was a Vice President at Fenway Partners from September 2011 to March 2020. Mr. Stevenson serves on the board of directors of Hayward. Mr. Stevenson holds a B.S. in Accounting and Business Administration from Washington and Lee University. Mr. Stevenson brings expertise in corporate finance and strategic development, as well as significant experience in the industrial sector.
Controlled Company Exemption
After the completion of this offering, we will be a “controlled company” within the meaning of the New York Stock Exchange’s corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our Board of Directors consist of independent directors, (2) that our Board of Directors have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that our director nominations be made, or recommended to our full Board of Directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the New York Stock Exchange, we will be required to comply with these provisions within the applicable transition periods.
Board Structure and Committee Composition
Upon consummation of this offering, we will have an audit committee, a compensation committee and a nominating and corporate governance committee with the composition and responsibilities described below. Each committee will operate under a charter that will be approved by our Board of Directors. The composition of each committee will be effective upon the consummation of this offering. The members of each committee are appointed by the Board of Directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the Board of Directors when necessary to address specific issues.
Our Board of Directors evaluates any relationship of each director with the company and makes an affirmative determination whether or not such director meets the qualification requirements for being an independent director under applicable laws and the corporate governance listing standards of the New York Stock Exchange. Our Board of Directors reviews any transaction or relationship between each non-employee director or any member of his or her immediate family and the company. The purpose of this review is to determine whether there were any such relationships or transactions and, if so, whether they were inconsistent with a determination that the director was independent. As a result of this review, our Board of

Directors has affirmatively determined that            ,             and             are independent directors under the governance and listing standards of the New York Stock Exchange.
Because we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Market, we will not have a majority of independent directors and our compensation committee and nominating and corporate governance committee will not be composed entirely of independent directors as defined under such standards. The controlled company exception does not modify the independence requirements for the audit committee and we intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the corporate governance standards of the New York Stock Market. Pursuant to such requirements, the audit committee must be composed of at least three members, one of whom must be independent at the time of this offering, a majority of whom must be independent within 90 days of the date of this prospectus, and all of whom must be independent within one year of the date of this prospectus.
Audit Committee
The purpose of the audit committee will be set forth in the audit committee charter. The audit committee’s primary duties and responsibilities will be to:
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appoint or replace, compensate and oversee the outside auditors, who will report directly to the audit committee, for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

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pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our outside auditors, subject to de minimis exceptions that are approved by the audit committee prior to the completion of the audit;

•
review and discuss with management and the outside auditors the annual audited and quarterly unaudited financial statements, our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the selection, application and disclosure of critical accounting policies and practices used in such financial statements; and

•
discuss with management and the outside auditors any significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies.

Upon completion of this offering, the audit committee will consist of           ,           and           , with           serving as the chairperson of the committee. Our Board of Directors has determined that all members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the New York Stock Exchange. Our Board of Directors has determined that           meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the governance and listing standards of the New York Stock Exchange. We intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the governance and listing standards of the New York Stock Exchange. Pursuant to such requirements, the audit committee must be composed of at least three members, a majority of whom must be independent within 90 days of the date of this prospectus, and all of whom must be independent within one year of the date of this prospectus. Our Board of Directors has determined that           is an “audit committee financial expert” within the meaning of the SEC regulations. Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the New York Stock Exchange, will be available on our website.
Compensation Committee
The purpose of the compensation committee is to assist the Board of Directors in fulfilling its responsibilities relating to oversight of the compensation of our directors, executive officers and other employees and the administration of our benefits and equity-based compensation programs. The compensation committee reviews and recommends to our Board of Directors compensation plans, policies and programs and approves specific compensation levels for all executive officers. Upon completion of this offering, the compensation committee will consist of           ,           and           , with           serving as the chairperson of the committee. Our Board of Directors has determined that            ,             and             meet the independence requirements under the governance and listing standards of the New York Stock Exchange. Pursuant to such requirements, the compensation committee must consist of a majority of independent members within 90 days of the date of this prospectus and all independent members within one year of the date of this prospectus. Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the New York Stock Exchange, will be available on our website.
Nominating and Corporate Governance Committee
The purpose of the nominating and corporate governance committee is to identify individuals qualified to become members of the Board of Directors, recommend to the Board of Directors director nominees for the next annual meeting of shareholders, develop and recommend to the Board of Directors a set of corporate governance principles applicable to the company, oversee the evaluation of the Board of Directors and its dealings with management as well as appropriate committees of the Board of Directors and review and approve all related party transactions. Upon completion of this offering, the nominating and corporate governance committee will consist of       ,       and           , with        serving as the chairperson of the committee. Our Board of Directors has determined that            ,             and             meet the independence requirements under the governance and listing standards of the New York Stock Exchange. Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which the nominating and corporate governance committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the New York Stock Exchange, will be available on our website.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves as a member of the Board of Directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or compensation committee. Upon the completion of this offering, our compensation committee will consist of           ,           and           .
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be available on our website.

EXECUTIVE COMPENSATION
The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.
Introduction
This section provides an overview of the compensation awarded to, earned by, or paid to our principal executive officer and our next two most highly compensated executive officers for Fiscal Year 2020. We also include disclosure with respect to one of our former executive officers, as required by SEC rules. We refer to these individuals as our named executive officers. Our named executive officers are:
•
Kevin Holleran, President, Chief Executive Officer and Director;

•
Eifion Jones, Senior Vice President and Chief Financial Officer;

•
Rick Roetken, President, North America; and

•
Anthony Colucci, Former Senior Vice President and Chief Financial Officer.

Prior to this offering, our Board of Directors was responsible for determining the compensation of our executive officers and following this offering, the compensation committee of our Board of Directors will be responsible for making such determinations. Our Chief Executive Officer made recommendations to our Board of Directors about the compensation of his direct reports, including Messrs. Jones, Roetken, and Colucci, in respect of Fiscal Year 2020, and is expected to make such recommendations to the compensation committee following this offering.
Summary Compensation Table
The following table sets forth the compensation awarded to, earned by or paid to our named executive officers in respect of their service to us for Fiscal Year 2020:
Name and principal position	Year	Salary ($)(1)	Option awards ($)(2)	Nonequity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)
Kevin Holleran	2020	710,000	—	—	129,645	839,645
President, Chief Executive Officer and Director
Eifion Jones	2020	311,538	1,044,195	—	43,036	1,398,769
Senior Vice President and Chief Financial Officer
Rick Roetken	2020	444,000	—	—	79,582	523,582
President, North America
Anthony Colucci	2020	130,952	—	—	1,040,743	1,171,695
Former Senior Vice President and Chief Financial Officer

(1)
The amounts shown for Messrs. Holleran, Jones, Roetken and Colucci include contributions made by them to the Hayward Industries, Inc. Retirement Plan, described below under "Employee and Retirement Benefits."

(2)
The amount reported in this column represents the grant date fair value of options to purchase our common stock granted to Mr. Jones in Fiscal Year 2020 computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used to value the options for this purpose are set forth in Note 16 to our consolidated financial statements included elsewhere in this prospectus. No amount is included in this column with respect to the portion of the option granted to Mr. Jones in Fiscal Year 2020 that is subject to performance-based vesting conditions because the achievement of such conditions was not deemed probable at the time of grant. Assuming satisfaction of the underlying performance conditions associated with this portion of the option, the grant date fair value of such portion of the option is $812,100.
(3)
Annual bonus amounts for Fiscal Year 2020 have not yet been determined, and are expected to be determined in the first quarter of 2021. The Company will disclose the amount of the annual bonus, if any, once such amount is calculable. Our annual bonus program is described below under “Annual Bonuses.”

(4)
The amounts shown in the “All Other Compensation” column reflect the following items, as applicable to each named executive officer for the Fiscal Year 2020:

Name	Company 401(k) matching contributions ($)(a)	Company cars ($)(b)	Supplemental medical plan ($)(c)	Nonqualified deferred compensation plan ($)(d)	Severance ($)(e)	Total ($)
Kevin Holleran	16,783	13,011	11,652	88,199	—	129,645
Eifion Jones	8,307	9,308	7,768	17,653	—	43,036
Rick Roetken	17,100	12,411	10,112	39,959	—	79,582
Anthony Colucci	7,479	3,102	3,884	12,240	1,014,038	1,040,743

(a)
The amounts shown for Messrs. Holleran, Jones, Roetken and Colucci reflect Company matching contributions to the Hayward Industries, Inc. Retirement Plan, described below under “Employee and Retirement Benefits”.

(b)
The amounts shown reflect car lease payments and car expense reimbursements we provide to each of the named executive officers.

(c)
The amounts shown reflect premiums for a supplemental executive medical plan that we make available to certain of our senior employees, including our named executive officers.

(d)
The amounts shown reflect Company matching contributions to the Hayward Industries, Inc. Supplementary Retirement Plan, described below under “Employee and Retirement Benefits”.

(e)
The amount shown reflects the severance amounts Mr. Colucci received pursuant to the release agreement we entered into with him in connection with his termination of employment. The release agreement is described below under “Severance upon Termination of Employment; Change of Control.”

Narrative Disclosure to Summary Compensation Table
Annual Base Salary
The employment agreement with each named executive officer, described below, establishes an annual base salary for the officer, which was determined at the time that the named executive officer commenced employment with us and is subject to periodic review. During 2020, Mr. Holleran’s annual base salary was increased to $710,000 and Mr. Roetken’s annual base salary was increased to $435,000 and then to $444,000.
Annual Bonuses
With respect to Fiscal Year 2020, each of Messrs. Holleran, Jones, Roetken and Colucci was eligible to receive an annual bonus, with the target amount of such bonus for each named executive officer set forth in his employment agreement with us, described below. For Fiscal Year 2020, Mr. Colucci was eligible to receive a pro-rata annual bonus, pro-rated for the period he was employed by us in Fiscal Year 2020. For Fiscal Year 2020, the target bonus amounts, expressed as a percentage of annual base salary, for each of Messrs. Holleran, Jones, Roetken and Colucci were as follows: 100%, 75%, 70% and 70%, respectively.

Annual bonuses for Fiscal Year 2020 for our named executive officers will be determined based on the achievement of EBITDA-related goals and are expected to be determined in the first quarter of 2021.
Agreements with our Named Executive Officers
Messrs. Holleran, Jones and Roetken are each party to an employment agreement with us that sets forth the terms and conditions of his respective employment. The material terms of the agreements are described below. The terms “cause,” “good reason” and “change of control” referred to below are defined in the respective named executive officer’s agreement.
Mr. Holleran.   We entered into an employment agreement with Mr. Holleran on August 12, 2019 that provides for an annual base salary of $700,000 per year, and a target annual bonus equal to 100% of his annual base salary, as of the beginning of the applicable plan year, with the actual amount of the bonus payable based upon the achievement of performance criteria as determined by our Board of Directors. Mr. Holleran’s employment agreement also provides that, for so long as Mr. Holleran serves as our Chief Executive Officer, he will also serve as a member of our Board of Directors. Under Mr. Holleran’s employment agreement he is also entitled to certain personal benefits, including a car and reimbursement of related operating expenses, and payment or reimbursement for dues for a specified organization and travel costs incurred in attending one of the organization’s meetings per year. In addition, Mr. Holleran’s employment agreement provides for relocation benefits of reasonable temporary housing, reimbursement for travel to and from Mr. Holleran’s home to our principal executive offices, relocation costs up to $150,000, and a gross-up for taxes incurred in respect of the relocation benefits, until the earlier of July 15, 2020 and the date Mr. Holleran relocates his primary residence to New Jersey, which benefits have continued beyond July 15, 2020 due to the COVID-19 pandemic.
Under his employment agreement, Mr. Holleran has agreed not to compete with us during his employment and for one year following his termination of employment or solicit our officers, employees, customers or vendors during his employment and for two years following his termination of employment. In addition, Mr. Holleran has agreed to a perpetual confidentiality covenant, an assignment of intellectual property covenant and a perpetual mutual non-disparagement covenant.
Mr. Jones.   We entered into an employment agreement with Mr. Jones effective on April 20, 2020 that provides for an annual base salary of $450,000 per year, and a target annual bonus equal to 75% of his annual base salary, with the actual amount of the bonus payable based upon the achievement of performance criteria as determined by our Board of Directors. In addition, Mr. Jones’s employment agreement provides for relocation benefits of temporary housing of $3,500 for up to five months, reimbursement for travel to and from Mr. Jones’s home to our principal executive offices, reimbursement for relocation costs up to $150,000, and a gross-up for taxes incurred in respect of the relocation benefits, until the earlier of April 20, 2021 and the date Mr. Jones relocates his primary residence to New Jersey. Under Mr. Jones’s employment agreement he is also entitled to certain personal benefits generally provided to other senior executives (other than the chief executive officer), including a car and reimbursement of related operating expenses.
Under his employment agreement, Mr. Jones has agreed not to compete with us during his employment and for one year following his termination of employment or solicit our officers, employees, customers or vendors during his employment and for two years following his termination of employment. Mr. Jones is also party to Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreements he entered into in connection with the grant to him of options to purchase our Class B common stock under which he has agreed not to compete with us during his employment and for one year following his termination of employment or solicit our officers, employees, customers or vendors during his employment and for two years following his termination of employment, and Mr. Jones has agreed to a perpetual confidentiality covenant, an assignment of intellectual property covenant and a non-disparagement covenant during his employment and for two years following his termination of employment.
Mr. Roetken.   We entered into an employment agreement with Mr. Roetken effective as of August 4, 2017, as revised on August 8, 2018 that provides for an annual base salary of $410,000 per year and a target annual bonus equal to 70% of his annual base salary, with the actual amount of the bonus payable based upon the achievement of performance criteria as determined by our Board of Directors. Under

Mr. Roetken’s employment agreement he is also entitled to certain personal benefits generally provided to other senior executives (other than the chief executive officer), including a car and reimbursement of related operating expenses.
Under his employment agreement, Mr. Roetken has agreed not to compete with us during his employment and for one year following his termination of employment or solicit our officers, employees, customers or vendors during his employment and for two years following his termination of employment. In addition, Mr. Roetken has agreed to a perpetual confidentiality covenant, an assignment of intellectual property covenant and a mutual non-disparagement covenant during his employment and for two years following his termination of employment. Mr. Roetken is also party to a Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement he entered into in connection with the grant to him of options to purchase our Class B common stock under which he has agreed not to compete with us during his employment and for one year following his termination of employment or solicit our officers, employees, customers or vendors during his employment and for two years following his termination of employment, and Mr. Roetken has agreed to a perpetual confidentiality covenant, an assignment of intellectual property covenant and a mutual non-disparagement covenant during his employment and for two years following his termination of employment.
Mr. Colucci.   Prior to his termination of employment, we had been party to an employment agreement with Mr. Colucci. Under his employment agreement, Mr. Colucci has agreed not to compete with us during his employment and for one year following his termination of employment or solicit our officers, employees, customers or vendors during his employment and for two years following his termination of employment. In addition, Mr. Colucci has agreed to a perpetual confidentiality covenant, an assignment of intellectual property covenant and a mutual non-disparagement covenant during his employment and for two years following his termination of employment. Mr. Colucci is also party to a Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement he entered into in connection with the grant to him of options to purchase our Class B common stock under which he has agreed not to compete with us during his employment and for one year following his termination of employment or solicit our officers, employees, customers or vendors during his employment and for two years following his termination of employment, and Mr. Colucci has agreed to a perpetual confidentiality covenant, an assignment of intellectual property covenant and a mutual non-disparagement covenant during his employment and for two years following his termination of employment.
On April 16, 2020, Mr. Colucci’s employment was terminated, as described below.
Severance upon Termination of Employment; Change of Control.
Employment Agreements.   Each of Mr. Holleran, Mr. Jones and Mr. Roetken is entitled to severance payments and benefits in connection with certain qualifying terminations of employment under their respective employment agreements. If Mr. Holleran, Mr. Jones or Mr. Roetken’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive (i) any earned, but unpaid, base salary and any earned and payable, but unpaid, annual bonus, (ii) a pro-rata portion of his annual bonus for the year in which his termination occurs, to the extent earned, (iii) an amount equal to the sum of his annual base salary and target bonus paid in twelve monthly equal installments, (iv) either a payment equal to the cost of any personal benefits, welfare benefits and retirement plan contributions he would have been eligible to receive in the 12 months following the date of termination or the provision, for 12 months following the date of termination, of such benefits (the “Welfare Benefits”), (v) payment of a portion of his COBRA premiums for 12 months following his termination (or, if earlier, until the date on which the executive receives equivalent health care benefit coverage under a subsequent employer’s plans) at the rate we pay for active employees for the executive and his dependents, subject to his eligibility for, and timely election of, COBRA coverage and his continued payment of the portion of the cost required to be paid by him (the “COBRA Benefit”), and (vi) outplacement counseling services at a total cost not to exceed $12,000 ($13,000 in the case of Mr. Jones). If the executive’s employment is terminated as a result of his death, his estate or other legal representative will be entitled to receive (i) any earned, but unpaid, base salary and any earned and payable, but unpaid, annual bonus and (ii) a pro-rata portion of his annual bonus for the year in which his termination occurs, to the extent earned. If the executive’s employment is terminated as a result of his disability, he will be entitled to receive (i) any earned, but unpaid, base salary and any earned and payable, but unpaid, annual bonus, (ii) a pro-rata portion of his annual bonus for the year in which his termination occurs, to the extent earned, (iii) the Welfare Benefits, and (iv) the COBRA Benefit. Our obligation to provide Mr. Holleran, Mr. Jones or Mr. Roetken with severance payments and other benefits under his respective employment agreement, other than any earned and payable, but unpaid, annual bonus or severance benefits as a result of his death, is conditioned on his signing a release of claims in favor of us.
Equity Awards.   If Mr. Holleran’s employment is terminated as a result of his death or disability, in addition to the severance benefits described above, his then-unvested Class A restricted stock will vest in full. If Mr. Holleran’s employment is terminated by us without cause or by him for good reason, his then-unvested Class A restricted stock will remain outstanding and eligible to vest for six months, and if Mr. Holleran’s employment is terminated by us without cause or by him for good reason, in either case within 12 months following a transaction that is not an initial public offering or a change of control and certain investors cease to own certain investor shares following the transaction, in addition to the severance benefits described above, Mr. Holleran’s then-unvested Class A restricted stock will vest in full. In the event of an initial public offering or change of control, Mr. Holleran’s then-unvested Class A restricted stock will vest in full, subject to continued employment with us through the applicable event.
In the event of a change of control, Mr. Holleran’s then-unvested time-vesting options with respect to shares of our Class B common stock will vest in full as of the date of the change of control, subject to continued employment with us, and any then-unvested performance-vesting options that do not vest upon the change of control will be canceled. If Mr. Holleran’s employment is terminated as a result of his death or disability, in addition to the severance benefits described above, his then-unvested time-vesting options that would have vested within the following year will immediately vest and any then-unvested performance-vesting options will remain outstanding and eligible to vest for one year. If Mr. Holleran’s employment is terminated by us without cause or by him for good reason, his then-unvested performance-vesting options will remain outstanding and eligible to vest for six months, and if Mr. Holleran’s employment is terminated by us without cause or by him for good reason, in either case within 12 months following a transaction that is not an initial public offering or a change of control and certain investors cease to own certain investor shares following the transaction, in addition to the severance benefits described above, Mr. Holleran’s then-unvested time-vesting options will vest in full.
In the event of a change of control, Mr. Jones’s then-unvested time-vesting options with respect to shares of our Class B common stock will vest in full as of the date of the change of control, subject to continued employment with us, and any then-unvested performance-vesting options that do not vest upon the change of control will be canceled. If Mr. Jones’s employment is terminated as a result of his death or disability, in addition to the severance benefits described above, his then-unvested time-vesting options that would have vested within the following year will immediately vest and any then-unvested performance-vesting options will remain outstanding and eligible to vest for one year.
In the event of a change of control, Mr. Roetken’s then-unvested time-vesting options with respect to shares of our Class B common stock will vest in full of the date of the change of control, subject to continued employment with us, and any then-unvested performance-vesting options that do not vest upon the change of control will be canceled. If Mr. Roetken’s employment is terminated as a result of his death or disability, in addition to the severance benefits described above, his then-unvested time-vesting options that would have vested within the following year will immediately vest and any then-unvested performance-vesting options will remain outstanding and eligible to vest for one year.
Release Agreement with Mr. Colucci.   In connection with the termination of Mr. Colucci’s employment, we entered into a release agreement with him under which he is entitled to receive (i) an amount equal to the sum of his annual base salary and target bonus, which will be paid in twelve monthly equal installments, (ii) a pro-rata portion of his annual bonus for the 2020 plan year, (iii) a payment equal to the cost of any personal benefits, welfare benefits and retirement plan contributions he would have been eligible to receive in the 12 months following the date of termination, (iv) a lump-sum payment of the employer portion of his COBRA premiums for 12 months at the rate we pay for active employees for Mr. Colucci and his dependents, and (v) outplacement counseling services for 12 months.
Equity Compensation
Mr. Jones received incentive equity grants in Fiscal Year 2020 under the Second Amended and Restated Hayward Holdings, Inc. 2017 Equity Incentive Plan.

On April 14, 2020, Mr. Jones was granted an option to purchase 1,500 shares of our Class B common stock, which were fully-vested as of the date of grant and expire 18 months from the date of grant.
On April 14, 2020, Mr. Jones was granted an option to purchase 8,000 shares of our Class B common stock, which vests 50% in five equal installments on each of April 20, 2021, April 20, 2022, April 20, 2023, April 20, 2024 and April 20, 2025 and vests 50% upon the receipt by certain of our investors of investment returns in excess of a specified target prior to an initial public offering, or following an initial public offering, if the average closing trading price of our common stock over a ten-day trading period equals or exceeds a specified price, in each case, generally subject to Mr. Jones’s continued employment with us through the applicable vesting date.
Employee and Retirement Benefits
We currently provide broad-based health and welfare benefits that are available to all of our employees, including our named executive officers, including health, life and AD&D, disability, vision, and dental insurance. We also make available a supplemental executive medical plan to certain of our senior employees, including our named executive officers. In addition, we maintain the Hayward Industries, Inc. Retirement Plan, a 401(k) retirement plan for our full-time employees. We make a non-discretionary safe harbor contribution to the 401(k) plan of 3% of an employee’s compensation and an additional employer contribution match to the 401(k) plan equal to 50% of the first 6% of compensation contributed to the plan. Our named executive officers are eligible to participate in these plans on the same basis as our other full-time employees.
In addition, we maintain the Hayward Industries, Inc. Supplementary Retirement Plan, a nonqualified deferred compensation plan in which participants, including our named executive officers, receive employer contributions equal to a 9% match of cash compensation deferred under the plan.
Outstanding Awards at Fiscal Year End Table
The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2020:
	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($/share)	Option expiration date	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Kevin Holleran	2,000(1)	8,000(1)	10,000(1)	272.92	12/24/29	—	—
	—	—	—	—	—	949.49(5)	1,534,537(6)
Eifion Jones	1,500(2)	—	—	272.92	10/14/21	—	—
	—	4,000(3)	4,000(3)	272.92	04/14/30	—	—
Rick Roetken	1,200(4)	1,800(4)	3,000(4)	97.75	08/27/28	—	—
Anthony Colucci	—	—	—	—	—	—	—

(1)
Represents an option to purchase 20,000 shares of our Class B common stock granted on December 24, 2019, which vests as to 50% of the underlying shares in five equal installments on each of August 12, 2020, August 12, 2021, August 12, 2022, August 12, 2023 and August 12, 2024 and vests as to the remaining 50% of the underlying shares upon the receipt by certain of our investors of investment returns in excess of a specified target prior to an initial public offering, or following an initial public offering, if the average closing trading price of our common stock over a ten-day trading period equals or exceeds a specified price, in each case generally subject to Mr. Holleran’s continued employment with us through the applicable vesting date.
(2)
Represents an option to purchase 1,500 shares of our Class B common stock granted on April 14, 2020, which was fully-vested as of the date of grant.

(3)
Represents an option to purchase 8,000 shares of our Class B common stock granted on April 14, 2020, which vests as to 50% of the underlying shares in five equal installments on each of April 20, 2021, April 20, 2022, April 20, 2023, April 20, 2024 and April 20, 2025 and vests as to the remaining 50% of the underlying shares upon the receipt by certain of our investors of investment returns in excess of a specified target prior to an initial public offering, or following an initial public offering, if the average closing trading price of our common stock over a ten-day trading period equals or exceeds a specified price, in each case generally subject to Mr. Jones’s continued employment with us through the applicable vesting date.

(4)
Represents an option to purchase 6,000 shares of our Class B common stock granted on August 27, 2018, which vests as to 50% of the underlying shares in five equal installments on each of August 27, 2019, August 27, 2020, August 27, 2021, August 27, 2022 and August 27, 2023 and vests as to the remaining 50% of the underlying shares upon the receipt by certain of our investors of investment returns in excess of a specified target prior to an initial public offering, or following an initial public offering, if the average closing trading price of our common stock over a ten-day trading period equals or exceeds a specified price, in each case generally subject to Mr. Roetken’s continued employment with us through the applicable vesting date.

(5)
Represents a restricted stock award of 949.49 shares of our Class A stock granted on December 24, 2019, which vests upon a change of control or an initial public offering, in each case generally subject to Mr. Holleran’s continued employment with us through the applicable vesting date.

(6)
Amount determined based on the value of a share of our Class A stock on December 31, 2020, as determined by our Board of Directors.

Director Compensation
The following table sets forth the compensation awarded to, earned by or paid to our non-employee directors during Fiscal Year 2020. Mr. Holleran’s compensation for 2020 is included with that of our other named executive officers in the Summary Compensation Table above.
Name	Fees earned or paid in cash ($)(2)	Option awards ($)(3)	Total ($)
Ali Afraz(1)	—	—	—
Christopher Bertrand(1)	—	—	—
Greg Brenneman(1)	—	—	—
Kevin D. Brown(1)	—	—	—
Stephen Felice	60,000	—	60,000
Douglas Londal(1)	—	—	—
Mark McFadden(1)	—	—	—
Jason Peters(1)	—	—	—
Larry Silber	60,000	—	60,000
Arthur Soucy	60,000	—	60,000
Christopher Stevenson(1)	—	—	—
Timothy Walsh(1)	—	—	—

(1)
Directors who are affiliated with our Sponsors do not receive compensation in respect of their service as members of our Board of Directors.

(2)
The amounts reported in this column represent cash fees earned in Fiscal Year 2020.

(3)
As of December 31, 2020, Messrs. Felice, Silber (through LHS Global Advisors, LLC) and Soucy held options to purchase 650, 800 and 650 shares of our Class B common stock, respectively.

Director Compensation
Mr. Felice.   On July 25, 2018, we entered into a letter agreement with Mr. Felice under which he agreed to serve on our Board of Directors. Pursuant to his letter agreement, Mr. Felice is entitled to receive an annual fee equal to $60,000, payable in equal quarterly installments, and reimbursement for reasonable out-of-pocket expenses incurred in connection with serving as a director. In addition, Mr. Felice was entitled to receive a one-time grant of an option to purchase 650 shares of our Class B common stock, vesting 50% subject to time-based vesting criteria and 50% subject to performance-based vesting criteria.
Mr. Silber.   On November 22, 2019, we entered into a letter agreement with Mr. Silber under which he agreed to serve on our Board of Directors. Pursuant to his letter agreement, Mr. Silber is entitled to receive an annual fee equal to $60,000, payable in equal quarterly installments, and reimbursement for reasonable out-of-pocket expenses incurred in connection with serving as a director. In addition, Mr. Silber was entitled to receive a one-time grant of an option to purchase 800 shares of our Class B common stock, vesting 100% subject to time-based vesting criteria.
Mr. Soucy.   In July 2018, we entered into a letter agreement with Mr. Soucy under which he agreed to serve on our Board of Directors. Pursuant to his letter agreement, Mr. Soucy is entitled to receive an annual fee equal to $60,000, payable in equal quarterly installments, and reimbursement for reasonable out-of-pocket expenses incurred in connection with serving as a director. In addition, Mr. Soucy was entitled to receive a one-time grant of an option to purchase 650 shares of our Class B common stock, vesting 50% subject to time-based vesting criteria and 50% subject to performance-based vesting criteria.
Director Compensation Policy
In connection with this offering, we expect to adopt a non-employee director compensation policy, the terms of which will be described in a subsequent filing.
Equity and Cash Plans
2017 Equity Incentive Plan
In November 2019, our Board of Directors adopted and our stockholders approved the Second Amended and Restated Hayward Holdings, Inc. 2017 Equity Incentive Plan, or the 2017 Plan. The 2017 Plan permits the grant of non-qualified stock options, restricted stock awards, unrestricted stock awards, restricted stock units and any combination of the foregoing. Subject to adjustment, the maximum number of shares that may be granted under the 2017 Plan is 95,994.11 shares of our Class B common stock and 2,949.49 shares of our Class A stock. As of           , 2021, options to purchase           shares of our Class B common stock,           shares of our Class A stock subject to restricted stock awards and           shares of our Class B common stock subject to restricted stock awards were outstanding under the 2017 Plan and           shares of our Class B common stock and           shares of our Class A stock remained available for future issuance. It is anticipated that no further awards will be made under the 2017 Plan following the completion of this offering. In connection with this offering, we intend to adopt a new omnibus equity plan under which we will grant equity-based awards in connection with or following this offering. This summary is not a complete description of all provisions of the 2017 Plan and is qualified in its entirety by reference to the 2017 Plan, which is filed as an exhibit to the registration statement of which this prospectus is part.
Plan Administration
The compensation committee of our Board of Directors administers the 2017 Plan. As used in this summary, the term “Committee” refers to our Board of Directors and its authorized delegates, as applicable. The Committee has the power and authority to, among other things, select the individuals to whom awards may from time to time be granted; to determine the time or times of grant and the type of awards granted to any participants; to determine the class and the number of shares of our common stock to be covered by any award and the price, exercise price or other price relating thereto; to determine and modify from time to time the terms and conditions of any award, and to approve the form of written instruments evidencing the awards; to accelerate at any time the exercisability or vesting of all or any portion of any award; to adopt such rules, guidelines and practices for administration of the 2017 Plan as it shall deem necessary or advisable; to interpret the terms and provisions of the 2017 Plan and any award; and to make all determinations it deems advisable for the administration of the 2017 Plan.
Eligibility
Our or any of our subsidiaries’ full- or part-time officers and other employees, directors, consultants, and key persons are eligible to participate in the 2017 Plan. Eligibility for stock options is limited to individuals who are providing direct services to us or a subsidiary on the date of grant of the award.
Types of Awards
The 2017 Plan provides for the grant of non-qualified stock options, restricted stock awards, unrestricted stock awards, restricted stock units and any combination of the foregoing (for a description of the types of award, see below under “2021 Equity Incentive Plan”). No stock option will be exercisable more than ten years from the date of grant.
Vesting; Terms of Awards
The Committee determines the terms and conditions of all awards granted under the 2017 Plan, including the time or times an award vests or becomes exercisable, the terms on which an award remains exercisable, and the effect of termination of a participant’s employment or service on an award. The Committee may at any time accelerate the exercisability or vesting of all or any portion of an award.
Transferability of Awards
Except as the Committee may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.
Effect of Certain Transactions
In the event of certain covered transactions (including any transaction in which (i) one or more classes of securities issued by us are converted into, or exchanged for, securities in another form issued by us, any of our direct or indirect subsidiaries, a newly formed parent or affiliated persons or (ii) we merge or otherwise combine with one or more of our affiliates with the Company surviving any such merger or combination), outstanding awards will be subject to the agreement or arrangement governing the terms of the covered transaction, which may provide, without limitation, for:
•
The assumption or substitution of awards on substantially equivalent terms by an acquiring or surviving entity (which may include requiring participants to exchange or convert unvested awards for equity securities or other assets or rights that may include, but are not limited to, awards to acquire the same consideration paid to or received by the stockholders or the Company, as the case may be, pursuant to the covered transaction); or

•
A cash-out of awards, based on the value ascribed to the Company’s equity securities in the covered transaction.

Adjustment Provisions
In the event of certain corporate transactions, including a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in our capital stock, or a merger or consolidation, or sale of all or substantially all of the assets of the Company, in which the outstanding shares of stock of the Company are converted into or exchanged for securities of the Company or any successor entity, the Committee will make appropriate adjustments in the maximum number of shares reserved for issuance under the 2017 Plan, the number and kind of shares or other securities subject to any then outstanding awards, the repurchase price, if any, per share subject to each outstanding restricted stock award, and the exercise price for each share subject to any then outstanding stock options, without changing the aggregate exercise price as to which such stock options remain exercisable.
Amendments and Termination
Our Board of Directors may at any time amend or discontinue the 2017 Plan and the Committee may at any time amend or cancel any outstanding award. However, no such action shall adversely affect rights under an outstanding award without the participant’s consent. To the extent determined by the Committee to be required by applicable law, any amendments to the 2017 Plan will be subject to shareholder approval.
2021 Compensation Plans
2021 Equity Incentive Plan
In connection with this offering, our Board of Directors intends to adopt the Hayward Holdings, Inc. 2021 Equity Incentive Plan, or our 2021 Plan, and, in connection with and following this offering, all equity-based awards will be granted under our 2021 Plan. The following summary describes what we expect to be the material terms of our 2021 Plan. This summary is not a complete description of all provisions of our 2021 Plan and is qualified in its entirety by reference to our 2021 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.
Administration
Our 2021 Plan will be administered by our compensation committee, except with respect to matters that are not delegated to our compensation committee by our Board of Directors. Our compensation committee (or our Board of Directors, as applicable) will have the discretionary authority to interpret our 2021 Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to our 2021 Plan and awards and otherwise do all things necessary or desirable to carry out the purposes of our 2021 Plan or any award. Our compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of our Board of Directors and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.
Eligibility
Our employees, directors and consultants are eligible to participate in our 2021 Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees or employees of certain affiliates. Eligibility for stock options, other than ISOs, and stock appreciation rights, or SARs, is limited to individuals who are providing direct services to us or certain affiliates on the date of grant of the award.
Authorized Shares
Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under our 2021 Plan is             shares. Up to             shares may be delivered in satisfaction of ISOs. The number of shares of our common stock delivered in satisfaction of awards under our 2021 Plan is determined (i) by excluding shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by including only the number of shares delivered in settlement of a SAR any portion of which is settled in shares of our common stock and (iii) by excluding any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by us without the delivery of shares of our common stock. The number of shares available for delivery under our 2021 Plan will not be increased by any shares that have been delivered under our 2021 Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.
Shares that may be delivered under our 2021 Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us.
Types of Awards
Our 2021 Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with awards under our 2021 Plan.
•
Stock options and SARs.   The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under our 2021 Plan shall be no less than 100% of the fair market value of a share on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under our 2021 Plan may not be repriced, amended or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share on the date of such cancellation, in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

•
Restricted and unrestricted stock and stock units.   The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

•
Performance awards.   The Administrator may grant performance awards, which are awards subject to the achievement of performance criteria.

•
Other share-based awards.   The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as it determines.

•
Substitute awards.   The Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are inconsistent with the terms and conditions of our 2021 Plan.

Vesting; Terms of Awards
The Administrator determines the terms and conditions of all awards granted under our 2021 Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award.
Transferability of Awards
Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of Certain Transactions
In the event of certain covered transactions (including the consummation of a consolidation, merger or similar transaction, the sale of all or substantially all of our assets or shares of our common stock or our dissolution or liquidation), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):
•
The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;

•
The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or

•
A cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed or that continue following the covered transaction.
Adjustment Provisions
In the event of certain corporate transactions, including a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares that may be delivered under our 2021 Plan, the individual award limits and the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of, outstanding awards and any other provisions affected by such event.
Clawback
The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired under any award and any other amounts received in respect of any award or shares acquired under any award will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of our 2021 Plan or any award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any company policy that relates to trading on non-public information and permitted transactions with respect to shares of our common stock or that provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.
Amendments and Termination
The Administrator may at any time amend our 2021 Plan or any outstanding award and may at any time terminate our 2021 Plan as to future grants. However, except as expressly provided in our 2021 Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in our 2021 Plan or at the time the award was granted). Any amendments to our 2021 Plan will be conditioned on shareholder approval to the extent required by applicable law or stock exchange requirements.
2021 Employee Stock Purchase Plan
In connection with this offering, our Board of Directors intends to adopt the Hayward Holdings, Inc. 2021 Employee Stock Purchase Plan, or our ESPP. Our ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The following summary describes what we expect to be the material terms of our ESPP. This summary is not a complete description of all provisions of our ESPP and is qualified in its entirety by reference to our ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Administration
Our ESPP will be administered by our compensation committee, which will have the discretionary authority to interpret our ESPP, determine eligibility under our ESPP, prescribe forms, rules and procedures relating to our ESPP and otherwise do all things necessary or desirable to carry out the purposes of our ESPP. Our compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of our Board of Directors and our officers and employees, in each case, to the extent permitted by law. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.
Shares Subject to our ESPP
Subject to adjustment as described below, the aggregate number of shares of our common stock available for purchase pursuant to the exercise of options under our ESPP is       shares. Shares to be delivered upon exercise of options under our ESPP may be authorized but unissued shares, treasury shares or previously issued shares acquired by us. If any option granted under our ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will again be available for purchase under our ESPP.
Eligibility
Participation in our ESPP will generally be limited to our employees and employees of our subsidiaries (i) who have been continuously employed by us or one of our subsidiaries, as applicable, for a period of at least     calendar days as of the first day of an applicable offering period, (ii) whose customary employment with us or one of our subsidiaries, as applicable, is for more than     months per calendar year, (iii) who customarily work      hours or more per week and (iv) who satisfy the requirements set forth in our ESPP. The Administrator may establish additional or other eligibility requirements, or change the requirements described in this paragraph, to the extent consistent with Section 423 of the Code. Any employee who owns (or is deemed under statutory attribution rules to own) shares possessing five percent or more of the total combined voting power or value of all classes of shares of us or our parent or subsidiaries, if any, will not be eligible to participate in our ESPP.
General Terms of Participation
Our ESPP allows eligible employees to purchase shares of our common stock during specified offering periods. Unless otherwise determined by the Administrator, offering periods under our ESPP will be       in duration and commence on the first business day of      and      of each year. During each offering period, eligible employees will be granted an option to purchase shares of our common stock on the last business day of the offering period. A participant may purchase a maximum of       shares with respect to any offering period (or such other number as the Administrator may prescribe). No participant will be granted an option under our ESPP that permits the participant’s right to purchase shares of our common stock under our ESPP and under all other employee stock purchase plans of us or our parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.
The purchase price of each share issued pursuant to the exercise of an option under our ESPP on an exercise date will be      % (or such greater percentage as specified by the Administrator) of the lesser of: (a) the fair market value of a share of our common stock on the date the option is granted, which will be the first day of the offering period, and (b) the fair market value of a share of our common stock on the exercise date, which will be the last business day of the offering period.
The Administrator may change the commencement and exercise dates of offering periods, the purchase price, the maximum number of shares that may be purchased with respect to any offering period, the duration of any offering periods and other terms of our ESPP, in each case, without shareholder approval, except as required by law.

Participants in our ESPP will pay for shares purchased under our ESPP through payroll deductions. Participants may elect to authorize payroll deductions between      and       percent of the participant’s eligible compensation each payroll period.
Transfer Restrictions
For participants who have purchased shares under our ESPP, the Administrator may impose restrictions prohibiting the transfer, sale, pledge or alienation of such shares, other than by will or by the laws of descent and distribution, for such period as may be determined by the Administrator.
Adjustments
In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure that constitutes an equity restructuring, the Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under our ESPP, the number and type of shares granted under any outstanding options, the maximum number and type of shares purchasable under any outstanding option and/or the purchase price per share under any outstanding option.
Corporate Transactions
In the event of a (i) sale of all or substantially all of our then-outstanding common stock or a sale of all or substantially all of our assets, or (ii) merger or similar transaction in which we are not the surviving corporation or which results in the acquisition of us by another person, the Administrator may provide that each outstanding option will be assumed or substituted for or will be cancelled and the balances of participants’ accounts returned, or that the option period will end before the date of the proposed corporate transaction.
Amendments and Termination
The Administrator has discretion to amend our ESPP to any extent and in any manner it may deem advisable, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require shareholder approval. The Administrator may suspend or terminate our ESPP at any time.
2021 Cash Incentive Plan
In connection with this offering, our Board of Directors intends to adopt the Hayward Holdings, Inc. 2021 Cash Incentive Plan, or our Cash Incentive Plan. Following its adoption, our Cash Incentive Plan will provide for the grant of cash-based incentive awards to our executive officers and key employees. The following summary describes what we expect to be the material terms of our Cash Incentive Plan. This summary is not a complete description of all provisions of our Cash Incentive Plan and is qualified in its entirety by reference to our Cash Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.
Administration
Our Cash Incentive Plan will be administered by our compensation committee and its delegates. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.
The Administrator will have the discretionary authority to interpret our Cash Incentive Plan and any awards, determine eligibility for and grant awards, adjust the performance criterion or criteria applicable to awards, determine, modify or waive the terms and conditions of any award, prescribe forms, rules and procedures relating to our Cash Incentive Plan and awards and otherwise do all things necessary or desirable to carry out the purposes of our Cash Incentive Plan.

Eligibility and Participation
Executive officers and key employees of us and our subsidiaries will be eligible to participate in our Cash Incentive Plan and will be selected from time to time by the Administrator to participate in our Cash Incentive Plan.
Awards; Performance Criteria
Awards under our Cash Incentive Plan will be made based on, and subject to achieving, specified criteria established by the Administrator. For each award granted under our Cash Incentive Plan, the Administrator will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved and such other terms and conditions as the Administrator deems appropriate.
Payments Under an Award
A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with our Cash Incentive Plan and the terms of the award. Following the end of a performance period, the Administrator will determine whether and to what extent the applicable performance criteria have been satisfied and will determine the amount payable under each award. The Administrator has the discretionary authority to increase or decrease the amount actually paid under any award.
Recovery of Compensation
Payments in respect of an award will be subject to forfeiture and disgorgement to us if the participant violates a non-competition, non-solicitation, confidentiality or any other restrictive covenant or to the extent provided in any applicable company policy that provides for forfeiture or disgorgement, or as otherwise required by law or applicable stock exchange listing standards.
Amendment and Termination
The Administrator may amend our Cash Incentive Plan or any outstanding award for any purpose, and may at any time terminate our Cash Incentive Plan as to any future grant of awards.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of shares of our common stock as of                 , 2021 by:
•
each individual or entity known by us to beneficially own more than 5% of our outstanding common stock;

•
each selling stockholder in this offering;

•
each member of our Board of Directors and each of our named executive officers; and

•
all members of our Board of Directors and our executive officers as a group.

Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after                 , 2021 through the exercise of any option, warrant or other right. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to options exercisable within 60 days after           , 2021 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. For more information regarding the terms of our common stock, see “Description of Capital Stock.” For more information regarding our relationship with certain of the persons named below, see “Certain Relationships and Related Party Transactions.”
Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Hayward Holdings, Inc., 400 Connell Drive, Suite 6100, Berkeley Heights, NJ 07922.

The numbers listed below are based on                 shares of our common stock outstanding as of                 , 2021 after giving effect to the Reclassification as if it had occurred on that date. The actual number of shares of common stock to be issued to each holder of Class B common stock in the Reclassification is subject to change based on any changes to the initial public offering price. See “The Reclassification.”
	Shares Owned Before this Offering		Shares Offered Hereby	Shares Owned After this Offering (no option exercise)		Shares Owned After this Offering (full option exercise)
Name of Beneficial Owner	Number	Percentage	Number	Number	Percentage	Number	Percentage
Beneficial owners of more than 5% of our common stock:
CCMP Capital Investors III, L.P. and related investment funds(1)		%			%		%
MSD Partners, L.P. and related investment fund(2)		%			%		%
Alberta Investment Management Corporation(3)		%			%		%
Directors and Named Executive Officers:
Kevin Holleran(4)		%			%		%
Eifion Jones(5)		%			%		%
Anthony Colucci(6)		%			%		%
Rick Roetken(7)		%			%		%
Mark McFadden(8)		%			%		%
Timothy Walsh(9)		%			%		%
Greg Brenneman(10)		%			%		%
Kevin Brown(11)		%			%		%
Douglas Londal(12)		%			%		%
Jason Peters(13)		%			%		%
Larry Silber(14)		%			%		%
Arthur Soucy(15)		%			%		%
Ali Afraz(16)		%			%		%
Stephen Felice(17)		%			%		%
Christopher Bertrand(18)		%			%		%
Christopher Stevenson(19)		%			%		%
All executive officers and directors as a group (19 persons)(20)		%			%		%

*
Indicates less than one percent.

(1)
Includes           shares of our common stock held by CCMP Capital Investors III, L.P. (“CCMP Capital Investors”) and           shares of our common stock held by CCMP Capital Investors III (Employee), L.P. (“CCMP Employee” and, together with CCMP Capital Investors, the “CCMP Investors”). The general partner of CCMP Capital Investors and CCMP Employee is CCMP Capital Associates III, L.P. (“CCMP Capital Associates”). The general partner of CCMP Capital Associates is CCMP Capital Associates III GP, LLC (“CCMP Capital Associates GP”). CCMP Capital Associates GP is wholly owned by CCMP Capital, LP. The general partner of CCMP Capital, LP is CCMP Capital GP, LLC (“CCMP Capital GP”). CCMP Capital GP ultimately exercises voting and investment power over the shares of our common stock held by the CCMP Investors. As a result, CCMP Capital GP may be deemed to share beneficial ownership with respect to the shares of our common stock held by the CCMP Investors. The investment committee of CCMP Capital GP with respect to the shares of our common stock includes Messrs. Brenneman and Walsh, each of whom serves as a director of the Company. Each of the CCMP entities has an address of c/o CCMP Capital Advisors, LP, 277 Park Avenue, New York, New York 10172.

(2)
MSD Aqua Partners, LLC is the direct beneficial owner of the shares. MSD Partners, L.P. (“MSD Partners”) is the manager of, and may be deemed to have or share voting and/or dispositive power over, and beneficially own securities beneficially owned by MSD Aqua Partners, LLC. MSD Partners (GP), LLC (“MSD GP”) is the general partner of, and may be deemed to have or share voting and/or dispositive power over, and beneficially own securities beneficially owned by, MSD Partners. Each of John Phelan, Marc R. Lisker and Brendan Rogers is a manager of, and may be deemed to have or share voting and/or dispositive power over, and beneficially own securities beneficially owned by, MSD GP. The address of MSD GP is 645 Fifth Avenue, 21st Floor, New York, NY 10022.

(3)
Alberta Investment Management Corporation is a body corporate established as an agent of Her Majesty the Queen in Right of Alberta, the legal personification of the Province of Alberta. AIMCo manages funds on behalf of the Province of Alberta’s public pensions, public endowments and government funds for which it serves as investment manager. The address of AIMCo is 1600, 10250 101 Street NW, Edmonton, Alberta T5J 3P4 Canada.

(4)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(5)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(6)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(7)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(8)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(9)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(10)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(11)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(12)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(13)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(14)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(15)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(16)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(17)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(18)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(19)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

(20)
Includes                 shares of our common stock that can be acquired upon the exercise of outstanding options and                 shares of our restricted common stock subject to vesting conditions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.
Amended and Restated Stockholders Agreement
In connection with the closing of the Acquisition, we entered into a stockholders agreement (as amended, the “Stockholders Agreement”) with certain stockholders, including investments funds affiliated with the Sponsors, our directors and officers who hold shares of our common stock and certain other investors relating to rights and obligations with respect to ownership of our common stock, including the designation of certain director nominees, certain corporate governance rights, drag along rights, tag along rights, preemptive rights, information rights, demand and piggyback registration rights and related lockup obligations.
In connection with the consummation of this offering, we intend to amend and restate the Stockholders Agreement. The Stockholders Agreement, as so amended and restated, will provide affiliates of the Sponsors with certain demand registration rights, including shelf registration rights, following the expiration of the 180-day lockup period in respect of shares of our common stock held by them and will also provide that, in the event that we register additional shares of our common stock for sale to the public following completion of this offering, we will be required to give notice of such registration to such affiliates of the Sponsors and certain other stockholders, and, subject to certain limitations, include shares of our common stock held by them in such registration. In addition, we will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares described above and to indemnify such stockholders and certain other persons against certain liabilities that may arise under the Securities Act in connection with any such offering and sale of our shares.
Advisory Services Agreement
In connection with the closing of the Acquisition, Hayward Holdings, Hayward Intermediate, Inc. and Hayward Industries (collectively, the “Hayward Entities”) entered into an advisory services and monitoring agreement (the “Advisory Services Agreement”) with CCMP and MSD Partners. Certain of our directors are affiliated with CCMP and MSD Partners.
Pursuant to the terms of the Advisory Services Agreement, CCMP and MSD Partners agreed to provide the Hayward Entities with certain financial advisory services in exchange for an aggregate annual fee equal to $1.0 million multiplied by the quotient of (i) the number of shares of Class A stock owned by CCMP or MSD Partners, as applicable, divided by (ii) the number of shares of Class A stock owned collectively by the Sponsors.
In addition, the Hayward Entities agreed to reimburse CCMP and MSD Partners for their reasonable out-of-pocket expenses incurred in connection with the performance of these services. The Advisory Services Agreement provides for customary exculpation and indemnification provisions in favor of CCMP, MSD Partners and each of their respective affiliates. The Advisory Services Agreement will terminate pursuant to its terms upon consummation of this offering. Upon termination of the Advisory Services Agreement, CCMP and MSD Partners will be entitled to payment of all accrued and unpaid fees through the date of the consummation of this offering and certain expense reimbursements. The indemnification and exculpation provisions in favor of CCMP, MSD Partners and each of their respective affiliates will survive such termination.
CCMP received consulting fees and expense reimbursement totaling $      million, $0.4 million and $0.4 million during the years ended December 31, 2020, 2019 and 2018, respectively. MSD Partners received consulting fees and expense reimbursement totaling $       million, $0.4 million and $0.4 million during the years ended December 31, 2020, 2019 and 2018, respectively.

Special Dividend Side Letter
In connection with the closing of the Acquisition, we entered into a letter agreement with certain investments funds affiliated with AIMCo (the “AIMCo Investors”) regarding the payment of certain dividends on our Class C stock (the “Special Dividend Side Letter”). Pursuant to the terms of the Special Dividend Side Letter, we agreed to pay dividends in respect of the shares of Class C stock owned by each AIMCo Investor in an amount equal to $1.0 million multiplied by the quotient of (i) the number of shares of Class A stock owned by AIMCo divided by (ii) the number of shares of Class A stock owned collectively by the Sponsors.
In addition, we agreed to reimburse the AIMCo Investors for their reasonable out-of-pocket expenses to the same extent as CCMP and MSD Partners are entitled to reimbursement pursuant to the Advisory Services Agreement. The Special Dividend Side Letter will terminate pursuant to its terms upon termination of the Advisory Services Agreement in connection with this offering.
The AIMCo Investors received special dividends and expense reimbursements totaling $       million, $0.2 million and $0.2 million during the years ended December 31, 2020, 2019 and 2018, respectively.
Arrangements with our Directors and Officers
In addition, we have certain agreements with our directors and officers which are described in the sections entitled “Executive Compensation—Agreements with our Named Executive Officers” and “Executive Compensation—Director Compensation.”
We intend to enter into indemnification agreements with our officers and directors. These agreements and our bylaws will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The indemnification provided under the indemnification agreements will not be exclusive of any other indemnity rights. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Related Persons Transaction Policy
In connection with this offering, we will adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, the nominating and corporate governance committee will be responsible for reviewing and approving related party transactions. The policy will apply to transactions, arrangements and relationships (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the aggregate amount involved will, or may be expected to, exceed $120,000 with respect to any fiscal year, and where we (or one of our subsidiaries) are a participant and in which a related party has or will have a direct or indirect material interest. In the course of reviewing potential related party transactions, the nominating and corporate governance committee will consider the nature of the related party’s interest in the transaction; the presence of standard prices, rates or charges or terms otherwise consistent with arms-length dealings with unrelated third parties; the materiality of the transaction to each party; the reasons for the company entering into the transaction with the related party; the potential effect of the transaction on the status of a director as an independent, outside or disinterested director or committee member; and any other factors the nominating and corporate governance committee may deem relevant.

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following is a summary of certain of our indebtedness that is currently outstanding. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and may be obtained as described under “Where You Can Find More Information” in this prospectus.
Senior Secured Credit Facilities
Overview
In connection with the Acquisition, on August 4, 2017, Hayward Industries, as borrower, entered into (a) a $250.0 million asset-based lending facility (as amended, supplemented or otherwise modified from time to time prior to the date hereof, the “ABL Facility”) with Bank of America, N.A., as administrative agent and collateral agent (the “ABL Agent”), the lenders from time to time party thereto and the other parties party thereto (b) a $850.0 million first lien term loan facility (as amended, supplemented or otherwise modified from time to time prior to the date hereof, the “First Lien Term Facility”) with Bank of America, N.A., as administrative agent and collateral agent (the “First Lien Term Agent”), the lenders from time to time party thereto and the other parties party thereto and (c) a $285.0 million second lien term loan facility (as amended, supplemented or otherwise modified from time to time prior to the date hereof, the “Second Lien Term Facility” and, together with the First Lien Term Facility, the “Term Loan Facilities”, and collectively with the ABL Facility, the “Credit Facilities”) with Bank of America, N.A., as administrative agent and collateral agent (the “Second Lien Term Agent” and, together with the First Lien Term Agent, the “Term Loan Agent”), the lenders from time to time party thereto and the other parties party thereto. On September 28, 2018 (the “First Amendment Effective Date”), Hayward Industries entered into an incremental amendment to the First Lien Term Facility, which provided for additional first lien term loans in an aggregate principal amount of $150.0 million, the proceeds of which were used to, among other things, prepay a portion of the ABL Facility and prepay second lien term loans under the Second Lien Term Facility. Additionally, on October 28, 2020 (the “Second Amendment Effective Date”), Hayward Industries entered into the First Lien Incremental Term Facility, which provided for additional first lien term loans (the “2020 Incremental Term Loans”) in an aggregate principal amount of $150.0 million, the proceeds of which were used to fund a portion of a special dividend of approximately $275.0 million to the holders of Class A stock of Hayward Holdings.
ABL Facility
The ABL Facility consists of a $220.0 million U.S. revolving credit facility available in U.S. dollars and such other currencies acceptable to the revolving lenders (the “U.S. ABL Facility”) and a $30.0 million Canadian revolving credit facility available in Canadian dollars, U.S. dollars and such other currencies acceptable to the revolving lenders (the “Canadian ABL Facility”), in each case, providing for loans and letters of credit and subject to certain borrowing base limits. Proceeds from the ABL Facility are available to finance the working capital needs and for other general corporate purposes of Hayward Industries and its subsidiaries, including investments, restricted payments and any other purpose not prohibited by the ABL Facility. A portion of the ABL Facility not to exceed $15.0 million is available for the issuance of letters of credit in U.S. dollars and $5.0 million is available for the issuance of letters of credit in Canadian dollars. The ABL Facility also includes a $25.0 million swingline loan facility.
The ABL Facility provides the ABL Agent customary discretion to impose reserves or availability blocks, which could materially impair the amount of borrowings that would otherwise be available and may require repayment of certain amounts outstanding under the ABL Facility.
The ABL Facility provides that Hayward Industries may request increases to the ABL Facility in an aggregate principal amount not to exceed (w) the greater of (1) $100.0 million and (2) the amount by which the borrowing base exceeds the aggregate commitments then outstanding plus (x) in the case of any incremental facilities that serve to effectively replace any commitment under the ABL Facility that is terminated under the “yank-a-bank” provisions, an amount equal to the portion of the relevant terminated commitment, plus (y) the amount of any permanent voluntary reduction of the commitments under the

ABL Facility and/or any incremental revolving facility, or if the first net leverage ratio does not exceed 5.00:1.00 after giving pro forma effect to any such increase, an unlimited amount. The lenders are not obligated to provide such additional commitments, and any increase in commitments is subject to customary conditions precedent.
Additional borrowings under the ABL Facility will be subject to the satisfaction of customary conditions, including absence of events of default and availability.
First Lien Term Facility
The First Lien Term Facility provides that Hayward Industries may (a) request increases to the First Lien Term Facility and add one or more incremental term loan facilities and (b) add one or more incremental cash-flow revolving facilities and increase commitments under any then existing incremental cash-flow revolving facilities in an aggregate principal amount not to exceed (w) the greater of $125.0 million and 75.0% of consolidated EBITDA, less any other incremental borrowings incurred in reliance on that amount (including any such borrowings under the Second Lien Term Facility), plus (x) in the case of any incremental facilities that serve to effectively extend the maturity of any term loans or commitments or effectively replace any incremental cash-flow revolving facility, an amount equal to the reductions in the term loans or commitments to be replaced thereby or the terminated incremental cash-flow revolving facility, plus (y) the amount of certain voluntary prepayments of any term loans and any permanent reduction of the commitments under any incremental cash-flow revolving facility, plus (z) an unlimited amount so long as (1) if such incremental indebtedness is secured by a lien on the collateral on a pari passu basis with the First Lien Term Facility, Hayward Industries is in compliance on a pro forma basis with a first lien net leverage ratio of no greater than 5.00:1.00, (2) if such incremental indebtedness is secured by a lien on the collateral that is junior to the lien securing the First Lien Term Facility, Hayward Industries is in compliance on a pro forma basis with a secured net leverage ratio of no greater than 6.75:1.00, or (3) if such incremental indebtedness is unsecured, Hayward Industries is in compliance on a pro forma basis with either (i) a total net leverage ratio of no greater than 6.75:1.00 or (ii) a net interest coverage ratio of no greater than 2.00:1.00. The lenders are not obligated to provide such additional commitments, and the incurrence of any incremental indebtedness is subject to customary conditions precedent.
Second Lien Term Facility
The Second Lien Term Facility provides that Hayward Industries may (a) request increases to the Second Lien Term Facility and add one or more incremental term loan facilities and (b) add one or more incremental cash-flow revolving facilities and increase commitments under any then existing incremental cash-flow revolving facilities in an aggregate principal amount not to exceed (w) the greater of $125.0 million and 75.0% of consolidated EBITDA, less any other incremental borrowings incurred in reliance on that amount (including any such borrowings under the First Lien Term Facility), plus (x) in the case of any incremental facilities that serve to effectively extend the maturity of any term loans or commitments or effectively replace any incremental cash-flow revolving facility, an amount equal to the reductions in the term loans or commitments to be replaced thereby or the terminated incremental cash-flow revolving facility, plus (y) the amount of certain voluntary prepayments of any term loans and any permanent reduction of the commitments under any incremental cash-flow revolving facility, plus (z) an unlimited amount so long as (1) if such incremental indebtedness is secured by a lien on the collateral on a pari passu basis with the Second Lien Term Facility, Hayward Industries is in compliance on a pro forma basis with a secured net leverage ratio of no greater than 6.75:1.00, or (2) if such incremental indebtedness is unsecured, Hayward Industries is in compliance on a pro forma basis with either (i) a total net leverage ratio of no greater than 6.75:1.00 or (ii) a net interest coverage ratio of no greater than 2.00:1.00. The lenders are not obligated to provide such additional commitments, and the incurrence of any incremental indebtedness is subject to customary conditions precedent.
Interest Rate and Fees
ABL Facility: The interest rate applicable to loans under the ABL Facility denominated in (a) U.S. dollars is equal to an applicable interest rate margin, plus, at our option, either (1) a base rate determined by the reference to the highest of (A) the prime commercial lending rate publicly announced by the ABL

Agent as the “prime rate” in effect on such day, (B) the federal funds effective rate, plus 0.50%, and (C) the one-month LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits, plus 1.00%, or (2) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the specified interest period, as adjusted for certain statutory reserve requirements or (b) Canadian dollars is equal to an applicable interest rate margin, plus, at our option, either (1) the average rate applicable to Canadian dollar bankers’ acceptances (the “B/A Equivalent Rate”) or (2) the highest of (A) the prime commercial lending rate publicly announced by the ABL Agent in Canada as its “prime rate” as in effect on such day or (B) one-month B/A Equivalent Rate plus 1.0% per annum. All interest rate options applicable to loans under the ABL Facility are subject to a floor of 0%.
A commitment fee is charged on the average daily unused portion of the ABL Facility, adjusted quarterly, of (a) 0.375% per annum if the average daily unused portion of the non-defaulting revolving lenders commitments is less than 50% or (b) 0.25% per annum if the average daily unused portion of the non-defaulting revolving lenders commitments is equal to or greater than 50%.
Term Loan Facilities. Borrowings under the First Lien Term Facility (other than the 2020 Incremental Term Loans) bear interest at a rate per annum equal to, at our option (1) a margin of 2.50% plus a base rate determined by reference to the highest of (A) the federal funds effective rate in effect on such day plus 0.50%, (B) the one-month LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits, plus 1.00% and (C) the prime commercial lending rate publicly announced by the Term Loan Agent as the “prime rate” in effect or (2) a margin of 3.50% plus a LIBOR rate (subject to a floor of 0%) determined by reference to the cost of funds for U.S. dollar deposits, as adjusted for certain statutory reserve requirements. 2020 Incremental Term Loans bear interest at a rate per annum equal to, at our option (1) a margin of 2.75% plus a base rate determined by reference to the highest of (A) the federal funds effective rate in effect on such day plus 0.50%, (B) the one-month LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits, plus 1.00% and (C) the prime commercial lending rate publicly announced by the Term Loan Agent as the “prime rate” in effect or (2) a margin of 3.75% plus a LIBOR rate (subject to a floor of 0.75%) determined by reference to the cost of funds for U.S. dollar deposits, as adjusted for certain statutory reserve requirements. Borrowings under the Second Lien Term Facility bear interest at a rate per annum equal to, at our option (1) a margin of 7.25% plus a base rate determined by reference to the highest of (A) the federal funds effective rate in effect on such day plus 0.50%, (B) the one-month LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits, plus 1.00% and (C) the prime commercial lending rate publicly announced by the Term Loan Agent as the “prime rate” in effect or (2) a margin of 8.25% plus a LIBOR rate (subject to a floor of 0%) determined by reference to the cost of funds for U.S. dollar deposits, as adjusted for certain statutory reserve requirements.
Mandatory Prepayments
ABL Facility. If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and outstanding letters of credit under either the U.S. ABL Facility or the Canadian ABL Facility exceeds the lesser of (i) the applicable commitment amount under such facility and (ii) the then-applicable borrowing base for such facility, Hayward Industries must repay the outstanding loans under such facility (and cash collateralize outstanding letters of credit) in an aggregate amount equal to such excess. If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and outstanding letters of credit under the ABL Facility exceeds the lesser of (i) the sum of all commitments under the ABL Facility and (ii) the then-applicable U.S. Borrowing Base plus the then-applicable Canadian Borrowing Base, Hayward Industries must repay the outstanding loans under such facility (and cash collateralize outstanding letters of credit) in an aggregate amount equal to such excess.
Term Loan Facilities. The Term Loan Facilities require Hayward Industries to prepay, subject to certain exceptions, outstanding term loans with:
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100% of net cash proceeds of any incurrence of debt, other than the net cash proceeds of certain debt permitted under the Term Loan Facilities;

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100% of net cash proceeds above a threshold amount of certain asset sales, subject to reinvestment rights and certain other exceptions; and

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50% (subject to step-downs to 25% and 0% based upon (x) in the case of the First Lien Term Facility, pro forma first lien net leverage ratio levels of 4.50:1.00 and 3.75:1.00, respectively, and (y) in the case of the Second Lien Term Facility, pro forma secured net leverage ratio levels of 4.75:1.00 and 4.00:1.00, respectively) of our annual excess cash flow above a certain threshold amount.

Voluntary prepayment
We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under either of the Credit Facilities at any time without premium or penalty other than (i) customary “breakage” costs with respect to LIBOR borrowings and (ii) any prepayment of 2020 Incremental Term Loans made on or prior to the date that is six months after the Second Amendment Effective Date as part of a repricing transaction shall be subject to a premium of 1.00% of the applicable 2020 Incremental Term Loans in the manner outlined in the definitive documentation for the First Lien Term Facility.
Amortization and final maturity
All outstanding revolving loans under the ABL Facility and second lien term loans under the Second Lien Term Facility are due and payable in full upon the expiration of its five-year term or the eight-year term, respectively. In the case of the first lien term loans borrowed under the First Lien Term Facility other than the 2020 Incremental Term Loans, Hayward Industries is required to make scheduled quarterly payments equal to the First Amendment Amortization Percentage (as defined below) of the principal amount of the term loans as of the First Amendment Effective Date, with the balance due on August 4, 2024. In the case of the 2020 Incremental Term Loans, Hayward Industries is required to make scheduled quarterly payments equal to 0.25% of the original principal amount of the term loans incurred on the Second Amendment Effective Date, with the balance due on August 4, 2026. For the purposes hereof, the “First Amendment Amortization Percentage” means the percentage equal to the product of (x) 0.25% multiplied by (y) the result of $850,000,000 divided by $841,500,000.
Guarantees and Security
All obligations under the Credit Facilities are unconditionally guaranteed jointly and severally on a senior basis by: (i) in the case of the Term Loan Facilities, Hayward Intermediate, certain of Hayward Industries’ existing and future direct and indirect wholly-owned domestic subsidiaries (collectively, the “U.S. Guarantors”); (ii) in the case of the U.S. ABL Facility, Hayward Industries and the U.S. Guarantors (other than any such person in its capacity as a primary obligor in respect of the relevant obligation); and (iii) in the case of the Canadian ABL Facility, by each of the Canadian ABL Facility borrower’s wholly-owned Canadian subsidiaries (subject to customary exceptions), Hayward Industries and the U.S. Guarantors.
All obligations under the Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of the Hayward Industries under each such facility and the assets of the respective guarantors under each such facility.
The assets securing the U.S. ABL Facility and the Canadian ABL Facility (the “ABL Collateral”) include a first priority (subject to permitted liens and other exceptions) security interest in Hayward Industries’ and each guarantors’ personal property, consisting of accounts receivable, inventory, cash and cash equivalents (other than cash and cash equivalents constituting proceeds of Term Loan Collateral (as defined below), cash collateral subject to certain permitted liens or certain identifiable tax and trust funds), deposit accounts and securities accounts (other than any deposit account or securities account established solely to hold identified proceeds of Term Loan Collateral), and general intangibles, instruments, chattel paper, documents, commercial tort claims, letter of credit rights and supporting obligations related to the foregoing (other than capital stock and intellectual property), intellectual property to the extent attached to or necessary to sell the foregoing and books and records to the extent related to the foregoing, and, in each case, proceeds thereof, subject to customary exceptions.
The First Lien Term Facility and the Second Lien Term Facility are secured by a second priority lien and third priority lien, respectively, on and security interest in the ABL Collateral securing the ABL Facility.

The assets securing the First Lien Term Facility and the Second Lien Term Facility (the “Term Loan Collateral”) include a first priority security interest and second priority security interest, respectively, (subject to permitted liens and other exceptions) on 100% of the present and future capital stock of Hayward Industries and the subsidiary guarantors’ direct subsidiaries (but limited in the case of the voting capital stock of any first-tier foreign subsidiary and any direct or indirect domestic subsidiary of which substantially all of its assets consist of the equity and/or debt of one or more direct or indirect foreign subsidiaries, to 65% of such capital stock), substantially all of Hayward Industries’ and the subsidiary guarantors’ material owned real property and equipment and all other personal property of Hayward Industries and the subsidiary guarantors to the extent not constituting collateral securing the ABL Facility on a first priority basis, including, without limitation, contracts (other than those relating to collateral securing the ABL Facility on a first priority basis), patents, copyrights, trademarks, other general intangibles, intercompany notes and proceeds of the foregoing, subject to customary exceptions.
The ABL Facility is secured by a third priority lien on and security interest in the Term Loan Collateral.
Certain Covenants and Events of Default
The Credit Facilities contain a number of restrictive covenants that, among other things and subject to certain exceptions, restrict the ability of Hayward Industries’ and the ability of its subsidiaries to:
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incur additional indebtedness;

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pay dividends on capital stock or redeem, repurchase or retire capital stock;

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make investments, acquisitions, loans and advances;

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create negative pledge or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

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engage in transactions with affiliates;

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sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

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materially alter the conduct of the business;

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modify certain material documents;

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change the fiscal year;

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consolidate, merge, liquidate or dissolve;

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incur liens; and

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make prepayments of subordinated or junior debt.

Hayward Intermediate is also subject to a “passive holding company” covenant under the Credit Facilities.
In addition, the ABL Facility contains a financial covenant requiring Hayward Industries to maintain a 1.0:1.0 minimum trailing four quarter fixed charge coverage ratio, to be tested at any time that excess availability under the ABL Facility decreases to a level below the greater of 10% of the Line Cap (as defined below) and either (i) $20.0 million if calculated from January 1 to July 31 of any year or (ii) $10.0 million if calculated from August 1 to December 1 of any year until the date on which excess availability for each day over a 30 consecutive day period exceeds the greater of 10% of the Line Cap and either (i) $20.0 million if calculated from January 1 to July 31 of any year or (ii) $10.0 million if calculated from August 1 to December 1 of any year. As used herein “Line Cap” means the lesser of (i) the aggregate commitments under the ABL Facility and (ii) the sum of the then-applicable U.S. borrowing base plus the then-applicable Canadian borrowing base.
The Credit Facilities also contain certain customary representations and warranties, affirmative covenants and reporting obligations. In addition, the lenders under the Credit Facilities are permitted to accelerate the loans and terminate commitments thereunder or exercise other specified remedies available to secured creditors upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which include, among others, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974, as amended, material judgments and changes of control.

DESCRIPTION OF CAPITAL STOCK
General
Upon the closing of this offering, the total amount of our authorized capital stock will consist of shares of common stock, par value $0.001 per share and           shares of undesignated preferred stock. As of December 31, 2020, we had outstanding 869,822.82 shares of Class A stock (including 949.49 shares of Class A restricted stock), 12,472.97 shares of Class B common stock (including 10,872.97 shares of Class B restricted common stock) and 100 shares of Class C stock.
As of December 31, 2020, we had 103 stockholders of record of Class A stock (including 1 holder of Class A restricted stock), 19 stockholders of record of Class B common stock (including 17 holders of Class B restricted common stock) and two stockholders of record of Class C stock and had outstanding options to purchase 68,926.70 restricted shares of Class B common stock, which options were exercisable at a weighted average exercise price of $209.75 per share.
Prior to the completion of this offering, we will reclassify our Class B common stock into common stock and then effect a      -for-1 split of our common stock. Immediately prior to this offering, (i) we will convert each outstanding share of our Class A stock into           shares of our common stock plus an additional number of shares determined by dividing (a) the Class A Preference Amount of such share of Class B common stock, or $      per share, by (b) the initial public offering price of a share of our common stock in this offering, net of the per share underwriting discount, rounded to the nearest whole share and (ii) we will redeem each outstanding share of our Class C stock for an aggregate price of $1.00. See “The Reclassification.”
After giving effect to this offering, we will have           shares of common stock and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our second restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.
Our second restated certificate of incorporation and amended and restated bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our Board of Directors. These provisions include a classified board of directors, elimination of the ability of stockholders to call special meetings (except that the holders of 50% or more of the outstanding shares of our common stock may request that the Secretary call special meetings so long as the Sponsors beneficially own a majority of the outstanding shares of our common stock), advance notice procedures for stockholder proposals and the ability of our Board of Directors to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror.
Common Stock
Dividend Rights
Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of our common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the Board of Directors may from time to time determine.
Voting Rights
Each outstanding share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.
Except as otherwise required under the Delaware General Corporation Law (the “DGCL”) or provided for in our second restated certificate of incorporation, all matters other than the election of directors will be determined by a majority of the votes cast on the matter and all elections of directors will be determined by a plurality of the votes cast. Any director may resign at any time upon notice given in writing, including by electronic transmission, to the Company. Vacancies and newly-created directorships shall be filled exclusively by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, except that any vacancy created by the removal of a director by the stockholders for cause shall be filled by vote of a majority of the outstanding shares of our common stock. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.
Preemptive Rights
Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.
Conversion or Redemption Rights
Our common stock will not have any conversion rights and there will be no redemption or sinking fund provisions applicable to our common stock.
Liquidation Rights
Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Stock Exchange Listing
We intend to apply to list our common stock on the New York Stock Exchange under the symbol “HAYW.”
Preferred Stock
Our second restated certificate of incorporation will authorize our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Once effective, our Board of Directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board of Directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.
Anti-Takeover Effects of Our Second Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our second restated certificate of incorporation and amended and restated bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the Board of Directors.

These provisions include:
Classified Board.   Our second restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our second restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board of Directors. Upon completion of this offering, our Board of Directors will have     members.
Special Meetings of Stockholders.   Our second restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only (i) by our chairperson of the Board of Directors, (ii) by a resolution adopted by a majority of our Board of Directors, or (iii) by our Secretary at the request of the holders of 50% or more of the outstanding shares of our common stock so long as the Sponsors beneficially own a majority of the outstanding shares of our common stock.
Removal of Directors.   Our second restated certificate of incorporation will provide that, so long as the Sponsors beneficially own a majority of the outstanding shares of our common stock, our directors may be removed only for cause by the affirmative vote of a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Following the date on which the Sponsors no longer beneficially own a majority of the outstanding shares of our common stock, no member of our Board of Directors may be removed from office except for cause by the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of our outstanding shares of capital stock entitled to vote thereon.
Elimination of Stockholder Action by Written Consent.   Our second restated certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting following the date on which the Sponsors no longer beneficially own a majority of the outstanding shares of our common stock.
Advance Notice Procedures.   Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.
Authorized but Unissued Shares.   Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.
Business Combinations with Interested Stockholders.   We will elect in our second restated certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the Company’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions)

the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our second restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that the Sponsors and their respective successors, transferees and affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.
Choice of Forum.   Our second restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of claims: (i) any derivative claim brought in the right of the Company, (ii) any claim asserting a breach of a fiduciary duty to the Company or the Company’s stockholders owed by any current or former director, officer or other employee or stockholder of the Company, (iii) any claim against the Company arising pursuant to any provision of the DGCL, our second restated certificate of incorporation or amended and restated bylaws, (iv) any claim to interpret, apply, enforce or determine the validity of our second restated certificate of incorporation or our amended and restated bylaws, (v) any claim against the Company governed by the internal affairs doctrine, and (vi) any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act, as amended, brought in any action asserting one or more of the claims specified in clauses (a)(i) through (v) herein above (each a “Covered Claim”). This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.
Our second restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our second restated certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice-of-forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.
The choice of forum provisions to be contained in our second restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our second restated certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions.
Amendment of Charter Provisions and Bylaws.   The amendment of any of the above provisions, following the date on which the Sponsors no longer beneficially own a majority of the outstanding shares of our common stock, except for the provision making it possible for our Board of Directors to issue preferred stock, would require the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of our outstanding shares of capital stock entitled to vote thereon.
The provisions of Delaware law, our second restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Corporate Opportunities
Our second restated certificate of incorporation will provide that we renounce any interest or expectancy in the business opportunities of the Sponsors and all of their respective all of their respective partners, principals, directors, officers, members, managers and/or employees, including any of the foregoing who serve as directors of the Company, and each such party shall not have any obligation to offer us those opportunities.
Limitations on Liability and Indemnification of Officers and Directors
Our second restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL or any other law of the state of Delaware and our bylaws will provide that we may indemnify our directors and our officers that are appointed by the Board of Directors to the fullest extent permitted by applicable law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be         . Its address is           . Its telephone number is           .

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, we will have a total of        shares of our common stock outstanding (        shares if the underwriters exercise in full their option to purchase additional shares in this offering). Of the outstanding shares of common stock, the       shares sold in this offering by us or the selling stockholders (or       shares if the underwriters exercise in full their option to purchase additional shares in this offering) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates (including affiliates of the Sponsors), may be sold only in compliance with the limitations described below.
The         shares of common stock held by the Sponsors and by certain of our directors and executive officers after this offering, representing    % of the total outstanding shares of our common stock following this offering, will be deemed “restricted securities” under the meaning of Rule 144 and may be sold in the public market only if registered under the Securities Act or if an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act (“Rule 701”), which we summarize below.
In addition,         shares of common stock may be granted under the 2017 Plan and        shares of our common stock will be authorized and reserved for issuance in relation to potential future awards under a new omnibus equity incentive plan to be adopted in connection with this offering.
Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.”
Our second restated certificate of incorporation will authorize us to issue additional shares of common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion. In accordance with the DGCL and the provisions of our second restated certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers, and duties that are different from, and may be senior to, those applicable to shares of common stock. See “Description of Capital Stock.”
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•
1% of the number of shares of our common stock then outstanding, which will equal approximately           shares immediately after this offering (or           shares if the underwriters exercise in full their option to purchase additional shares); or

•
the average reported weekly trading volume of our common stock on the                 during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.
Lock-Up Agreements
In connection with this offering, we, our directors and executive officers, the selling stockholders and substantially all holders of our common stock will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of our common stock each held by them, during the period ending 180 days after the date of this prospectus, except with the prior written consent of BofA Securities, Inc. and Goldman Sachs & Co. LLC. See “Underwriting” for a description of these lock-up agreements.
Registration Statement on Form S-8
As promptly as possible after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock issued or reserved for future issuance under our equity incentive plans. This registration statement would cover approximately           shares. Shares registered under the registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus.
Registration Rights
Beginning 180 days after the date of this prospectus, subject to certain exceptions, holders of           shares of our common stock will be entitled to the registration rights described under “Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income and estate tax consequences to non-U.S. holders, defined below, of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary relates only to shares of common stock purchased in this offering that are held as capital assets by a non-U.S. holder.
A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that, for United States federal income tax purposes, is not any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to United States federal income taxation regardless of its source; or

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a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, applicable United States Treasury regulations (“Treasury Regulations”), rulings and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances (including the Medicare contribution tax on net investment income). In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including but not limited to if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, trader, broker or dealer in securities, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.
If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of the shares of common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.
Dividends
Cash distributions on shares of our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “— Gain on Disposition of Common Stock.”
Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to such dividends that are effectively connected with its United States trade or business (and, if an income tax treaty applies, are attributable to its United States permanent establishment).
A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service, or IRS, Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the disposition of shares of our common stock generally will not be subject to United States federal income tax unless:
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the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

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the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

In the case of a non-U.S. holder described in the first bullet point above, any gain will be subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code, and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its gains attributable to its United States permanent establishment). Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States under the Code, provided the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we are not currently a USRPHC and that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of shares of our common stock will not be subject to U.S. federal income tax if shares of our common stock are “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of shares of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.
Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Federal Estate Tax
Shares of our common stock that are owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.
Information Reporting and Backup Withholding
Dividends paid to a non-U.S. holder and the amount of any tax withheld with respect to such dividends generally will be reported to the IRS, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.
A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Additional FATCA Withholding Requirements
Sections 1471 through 1474 of the Code and related Treasury Regulations, together with other Treasury Department or IRS guidance issued thereunder, and intergovernmental agreements, legislation, rules and other official guidance adopted pursuant to such intergovernmental agreements (commonly referred to as “FATCA”) generally impose a U.S. federal withholding tax of 30% on certain payments, including dividends on our common stock, to certain non-U.S. entities (including certain intermediaries) unless such persons establish that they are compliant with or exempt from FATCA. This regime requires, among other things, a broad class of persons to enter into agreements with the IRS to obtain, disclose and report information about their investors and account holders. An intergovernmental agreement between the U.S. and an applicable foreign country may, however, modify these requirements. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules on the entities through which they hold our common stock.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on shares of our common stock to such applicable non-U.S. entities that fail to establish they are compliant with or exempt from FATCA. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019 by such applicable non-U.S. entities, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of stock entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in shares of our common stock.

UNDERWRITING
BofA Securities, Inc., Goldman Sachs & Co. LLC and Nomura Securities International, Inc., are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.
Underwriter	Number of Shares
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Nomura Securities International, Inc.
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters may offer and sell shares through certain of their affiliates or other registered broker-dealers or selling agents.
Commissions and Discounts
The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$
The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority and other regulatory fees up to $      .
Option to Purchase Additional Shares
We and the selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to         additional shares at the public offering price,

less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Goldman Sachs & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly
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offer, pledge, sell or contract to sell any common stock,

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sell any option or contract to purchase any common stock,

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purchase any option or contract to sell any common stock,

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grant any option, right or warrant for the sale of any common stock,

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lend or otherwise dispose of or transfer any common stock,

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request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

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enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Listing
We expect the shares to be approved for listing on the New York Stock Exchange under the symbol “HAYW.”
Determination of Offering Price
Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are
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the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

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our financial information,

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the history of, and the prospects for, our company and the industry in which we compete,

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an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

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the present state of our development, and

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the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the           , in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. For example, certain of the underwriters or their affiliates are lenders under our Credit Facilities, and Bank of America, N.A., an affiliate of BofA Securities, Inc., is the administrative agent for our Credit Facilities. Because a portion of the net proceeds to us from this offering will be used to repay amounts outstanding under our Credit Facilities, such lenders will receive proceeds from this offering. See “Use of Proceeds.”

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no offer of shares which are the subject of this offering has been, or will be, made to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.
The above selling restriction is in addition to any other selling restrictions set out below.
In connection with the offering, BofA Securities, Inc., Goldman Sachs & Co. LLC and Nomura Securities International, Inc., are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law; or

(d)
as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Ropes & Gray LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The financial statements as of December 31, 2019 and for the year in the period ended December 31, 2019 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above or inspect them without charge at the SEC’s website. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Hayward Holdings, Inc.
Consolidated Financial Statements
As of and for the year ended December 31, 2019

Report of Independent Registered Public Accounting Firm
The change in accounting policy related to Hayward Holdings, Inc.’s (the “Company”) inventory accounting methodology, as described in Note 2 to the consolidated financial statements, and the changes to the Company’s reportable segments, as described in Note 12 to the consolidated financial statements, both of which occurred in November 2020, have not been included in a set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) covering a period in which these events occurred. Once a set of US GAAP financial statements that reflect the change in accounting policy and the new reportable segments are issued, we will be in a position to furnish the following report.
PricewaterhouseCoopers LLP (signed)
Florham Park, New Jersey
December 14, 2020
“Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Hayward Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Hayward Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of operations and comprehensive income, of changes in redeemable stock and stockholders’ equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Florham Park, New Jersey
December 14, 2020, except for the effects of the change in accounting policy for inventory discussed in Note 2, and the segment change discussed in Note 12, as to which the date is        .
We have served as the Company’s auditor since 1999.”

Hayward Holdings, Inc.
Consolidated Balance Sheet
(dollars in millions, except per share data)
December 31, 2019
Assets
Current assets
Cash and cash equivalents	$47.2
Accounts receivable, net of allowances of $1.6	184.9
Inventories, net	137.1
Other current assets	16.6
Total current assets	385.8
Property, plant and equipment, net	139.9
Goodwill	915.1
Trademark	736.0
Customer relationships	302.3
Other intangibles, net	115.3
Other non-current assets	8.7
Total assets	$2,603.1
Liabilities, Redeemable Stock and Stockholders’ Equity
Current liabilities
Current portion of the long-term debt	$0.5
Accounts payable	53.4
Accrued expenses and other liabilities	84.5
Income taxes payable	2.1
Total current liabilities	140.4
Long-term debt	1,147.8
Deferred tax liabilities, net	276.4
Other non-current liabilities	5.0
Total liabilities	1,569.6
Commitments and contingencies (Note 14)
Redeemable stock
Class A stock $0.001 par value, 1,500,000 authorized, 872,647 issued and 872,397 outstanding	869.5
Class C stock $0.001 par value, 100 authorized, 100 issued and outstanding	—
Stockholders’ equity
Class B common stock $0.001 par value, 150,000 authorized, 16,120 issued and 15,970 outstanding	—
Additional paid-in capital	8.0
Treasury stock	(1.2)
Retained earnings	159.9
Accumulated other comprehensive loss	(2.7)
Total stockholders’ equity	164.0
Total liabilities, redeemable stock and stockholders’ equity	$2,603.1
See accompanying notes to consolidated financial statements.

Hayward Holdings, Inc.
Consolidated Statement of Operations and Comprehensive Income
(dollars in millions, except per share data)
December 31, 2019
Net sales	$733.4
Cost of sales	409.9
Gross profit	323.5
Selling, general and administrative expenses	179.4
Research, development and engineering	19.9
Acquisition and restructuring related income, net	(16.3)
Amortization of intangible assets	41.8
Operating income	98.7
Interest expense, net	84.5
Other expense, net	2.1
Total other expense	86.6
Income from operations before income taxes	12.1
Provision for income taxes	3.6
Net income	$8.5
Comprehensive income, net of tax
Net income	$8.5
Foreign currency translation adjustments, net of tax expense $1.5	8.8
Change in fair value of derivatives, net of tax benefit $3.3	(9.4)
Comprehensive income	$7.9
Earnings per, Class B common share
Basic	$9.50
Diluted	$9.42
Weighted average, Class B common shares outstanding
Basic	4,742
Diluted	12,493
See accompanying notes to consolidated financial statements.

Hayward Holdings, Inc.
Consolidated Statement of Changes in Redeemable Stock and Stockholders’ Equity
(dollars in millions, except per share data)
	Redeemable				Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Class A and C Stock		Class B Common Stock
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	870,369	$869.5	32,384	$—	$5.1	$(0.2)	$150.7	$(2.1)	$153.5
Change in accounting policy	—	—	—	—	—	—	0.9	—	0.9
Net income	—	—	—	—	—	—	8.5	—	8.5
Issuance of Class A stock	2,128	—	—	—	1.3	—	—	—	1.3
Cash dividends	—	—	—	—	—	—	(0.2)	—	(0.2)
Stock-based compensation	—	—	—	—	1.6	—	—	—	1.6
Exercise of stock options	—	—	487	—	—	—	—	—	—
Repurchase of stock	(100)	—	(16,901)	—	—	(1.0)	—	—	(1.0)
Comprehensive income (loss) items	—	—	—	—	—	—	—	(0.6)	(0.6)
Balance at December 31, 2019	872,397	$869.5	15,970	$—	$8.0	$(1.2)	$159.9	$(2.7)	$164.0
See accompanying notes to consolidated financial statements.

Hayward Holdings, Inc.
Consolidated Statement of Cash Flows
(dollars in millions, except per share data)
December 31, 2019
Cash flows from operating activities
Net income	$8.5
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	17.2
Amortization of intangible assets	46.8
Amortization of deferred debt issuance fees	5.3
Stock-based compensation	1.6
Deferred income taxes	(16.6)
Gain on sale of property, plant, and equipment	(16.2)
Changes in operating assets and liabilities
Accounts receivable	2.2
Inventories	5.1
Other current and noncurrent assets	9.7
Accounts payable and accrued expenses and other liabilities	30.4
Net cash provided by operating activities	94.0
Cash flows from investing activities
Purchases of property, plant, and equipment	(25.0)
Purchases of intangibles	(1.7)
Proceeds from settlements of investment currency hedge	2.2
Proceeds from sale of property, plant, and equipment	28.5
Net cash provided by investing activities	4.0
Cash flows from financing activities
Payments of long-term debt	(27.7)
Net change in revolving credit facility	(37.0)
Issuance of Class A stock	1.3
Dividends paid	(0.2)
Purchase of stock	(1.0)
Other financing activity	(0.5)
Net cash used in financing activities	(65.1)
Effect of exchange rate changes on cash and cash equivalents	—
Change in cash and cash equivalents	32.9
Cash and cash equivalents, beginning of year	14.3
Cash and cash equivalents, end of year	$47.2
Supplemental disclosures of cash flow information
Cash paid-interest	$79.2
Cash paid-income taxes	$13.0
See accompanying notes to consolidated financial statements.

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements
1. Nature of Operations and Organization
Hayward Holdings, Inc. (“Holdings” or the “Company”) is a global design, manufacturer, and marketer of a broad portfolio of pool equipment and associated automation systems. The Company has facilities in the United States, Canada, Spain, France, Australia and China. Cash flow is impacted by the seasonality of the swimming pool business. Cash flow is usually higher in the second and third quarters due to terms of sale to our customers.
On August 4, 2017, Hayward Acquisition Corp. (“AcquisitionCo”), a wholly-owned subsidiary of Holdings, acquired 100% of Hayward Industries, Inc’s (“Industries”) common stock pursuant to an agreement and plan of merger entered into on June 7, 2017 (the “Acquisition”). In connection with the Acquisition, Industries merged with and into AcquisitionCo, as the surviving entity, and became a wholly-owned subsidiary of Holdings.
2. Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant items subject to estimates and assumptions include the determination of the fair value of acquired assets and liabilities, the carrying value of goodwill and other intangible assets, valuation of allowances for receivables, inventories and deferred income tax assets, self-insurance and warranty obligations, legal and environmental liabilities, restructuring reserve liabilities, stock-based compensation and promotional program accruals. Actual results may differ significantly from those estimates.
Cash and Cash Equivalents
Cash equivalents primarily consist of cash on deposit with banks and liquid investments in next day, AAA rated money market, government securities, and treasury funds with an original term of three months or less at date of purchase. The Company’s cash and cash equivalent balances deposited at financial institutions may at times exceed federally insured limits. The Company does not believe that its cash balances are subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.
Periodically throughout the period, the Company’s cash balance exceeded the amount insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company sweeps available cash on hand daily either to reduce any revolver balance outstanding or places on deposit in an interest bearing account. In the event the Company receives a remittance via wire transmission after the sweep deadline, the cash will remain as on-hand overnight and may, from time to time, exceed the amount insured by the FDIC. In addition, we maintain cash balances at banking institutions in Australia, China, Canada, France, and Spain, which are not protected by FDIC insurance. We mitigate potential cash risk by maintaining bank accounts with credit worthy financial institutions.
Accounts Receivable, Net
Accounts receivable is presented net of an allowance for doubtful accounts. The Company’s allowance for doubtful accounts is determined based on a variety of factors that affect the potential

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Significant Accounting Policies (Continued)
collectability of related receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history.
Activity in the Company’s allowance for doubtful accounts is as follows (in millions):
	Balance at Beginning of Period	Charges to Costs and Expenses	Deductions	Other	Balance at End of Period
2019	$1.5	$0.2	$(0.1)	$—	$1.6
Inventories
Inventories are stated at the lower of cost or market, net of obsolescence reserves on a first-in, first-out (“FIFO”) basis. Effective November 30, 2020, the Company changed its inventory cost method to FIFO for all U.S. inventories previously carried at last-in, first-out (“LIFO”) basis. Management determined that this change in accounting principle is preferable because the FIFO method improves comparability of the Company’s operating results with its industry peers and provides an increased level of consistency in the measurement of inventories in the Company’s consolidated financial statements. All international inventories were previously, and continue to be, measured using FIFO. The effects of the change in accounting principle from LIFO to FIFO have been retrospectively applied to all prior periods presented. The impact of the change was not material, including the increase to the opening retained earnings balance of $2.5 million net of tax.
Property, Plant and Equipment
Property, plant and equipment is recorded at cost and depreciated using the straight-line method of depreciation based upon the following estimated useful lives:
•
Buildings and improvements—10 to 40 years

•
Machinery, tools and equipment—3 to 20 years

Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and corresponding accumulated depreciation are removed from the related accounts and any gains or losses are reflected in operating income.
The Company reviews the recoverability of long-lived assets to be held and used when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected undiscounted future pre-tax cash flows of the related operations. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires us to estimate future cash flows and the fair value of long-lived assets. We recorded no long-lived asset impairment charges for the year ended December 31, 2019.
Goodwill and Intangible Assets
The purchase price in excess of net assets of a business acquired is classified as goodwill in the accompanying consolidated balance sheet.
The Company tests goodwill at the reporting unit level, which is defined as an operating segment or one level below an operating segment that constitutes a business for which financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”). The Company determined that it has five reporting units for this purpose. The Company tests for impairment at least annually or when there is an indicator that goodwill may be impaired.

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Significant Accounting Policies (Continued)
The Company has the option to first complete a qualitative assessment (i.e., “Step 0”) to determine whether it is more likely than not that the fair value of the business is less than its carrying amount. If the Company determines that this is the case, it is required to perform the currently prescribed quantitative impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be charged for that reporting unit, if any.
Under the quantitative assessment, the Company compares the carrying value of goodwill at a reporting unit level to an estimate of the fair value of the respective reporting unit. Fair value of the reporting unit is estimated using a discounted six-year projected cash flow analyses and a terminal value calculation at the end of the six-year period. If the fair value of the reporting unit exceeds its carrying value, the goodwill associated with the reporting unit is not impaired. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.
For the year ended December 31, 2019, the Company completed its annual qualitative impairment analysis of goodwill for each of its reporting units at November 30, 2019. The results of the qualitative assessments indicated that it was not more likely than not that the fair values of the reporting units were less than the carrying values.
Intangible assets with finite lives are amortized based on the estimated useful life of the intangible asset using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, or, if that pattern cannot be reliably determined using a straight-line amortization method.
Intangible assets with indefinite lives (i.e., trademarks) are not amortized; rather, they are tested for impairment whenever events or circumstances exist that would make it more likely than not that an impairment exists. The Company first assesses qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If adverse qualitative trends are identified that could negatively impact the fair value of the asset, then quantitative impairment tests are performed to compare the carrying value of the asset to its undiscounted expected future cash flows. If this test indicates that there is impairment, the impaired asset is written down to fair value.
For the year ended December 31, 2019, the Company completed its annual qualitative impairment analysis of indefinite-lived intangible assets at November 30, 2019. The results of the qualitative assessments indicated that it was not more likely than not that the fair values of the indefinite-lived intangible assets were less than the carrying values.
Fair Value Measurements
The Company measures certain of its assets and liabilities at fair value, which is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants, in either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability.
The common framework for measuring fair value utilizes a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.
Level 1
Quoted prices in active markets for identical assets or liabilities.

Level 2
Quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Significant Accounting Policies (Continued)
Level 3
Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

Derivatives
The Company manages its economic and transaction exposure to certain risks through the use of foreign currency derivative instruments and interest rate swaps. The Company’s objective in holding derivatives is to reduce the volatility of net earnings, cash flows and net asset value associated with changes in foreign currency exchange rates and interest rates. The Company does not hold derivative instruments for trading or speculative purposes.
In accordance with Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging, the Company records all derivative instruments on its consolidated balance sheet at fair value and evaluates hedge effectiveness prospectively and retrospectively when electing to apply hedge accounting. The Company formally documents all hedging relations at inception for derivative hedges and the underlying hedged items, as well as the risk management objectives and strategies for undertaking the hedge transaction.
The Company operates in multiple functional currencies. For foreign currency exposures, derivatives are used to limit the effects of foreign exchange rate fluctuations on financial results. In the normal course of business, the Company is exposed to the impact of interest rate changes and foreign currency fluctuations. The Company limits its exposure to these risks by following established risk management policies and procedures, including the use of derivatives. For interest rate exposures, derivatives are used to manage the related cost of debt. As a result of the use of derivative instruments, the Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, the Company has a policy of only entering into contracts with carefully selected AAA rated major financial institutions.
Changes in the fair value of derivative instruments designated as “cash flow” hedges, to the extent the hedges are AAA effective, are recorded in other comprehensive loss, net of tax effects. Ineffective portions of cash flow hedges, if any, are recognized in current period income. Other comprehensive income or loss is reclassified into current period income when the hedged transaction affects earnings. Changes in the fair value of derivative instruments designated as “fair value” hedges, along with corresponding changes in the fair values of the hedged assets or liabilities, are recorded in current period income. Ineffective portions of fair value hedges are recognized in current period income. Changes in the fair value and realized gains or losses of derivative instruments designated as “net investment hedges” are recorded in cumulative translation adjustment until the hedged net investment is sold or liquidated.
Redeemable Stock
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, Distinguishing Liabilities from Equity. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. The Company’s Class A stock includes conversion features triggered upon an initial public offering and does not meet the definition of permanent equity. The Company’s Class C stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented outside of the stockholders’ equity section of the Company’s consolidated balance sheet.
Revenue Recognition
Revenue is recognized by the Company, net of sales taxes, when goods or services obligated in a contract with a customer have been transferred, and no further performance obligation on such transfer is

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Significant Accounting Policies (Continued)
required, in an amount that reflects the consideration expected to be received. For the sale of the Company’s products, revenue is typically recognized upon shipment.
Customers are offered volume discounts and other promotional benefits. The Company estimates volume discounts, promotional benefits, and returns based upon the terms of the customer contracts and actual historical experience and records such amounts as a reduction of gross sales with an offsetting adjustment to accounts receivable. The Company regularly monitors the adequacy of these offsets by comparing to actual results.
The Company considers shipping and handling activities as a fulfillment activity. Net sales include outbound shipping and handling charges billed to customers. Cost of sales includes all costs incurred in connection with inbound and outbound shipping and handling.
Income Taxes
The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Under ASC Topic 740, deferred tax assets and deferred tax liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that a deferred tax asset will not be realized.
The Company follows the guidance in ASC Topic 740-10 in assessing uncertain tax positions. The standard applies to all tax positions and clarifies the recognition of tax benefits in the financial statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amount to be recognized. Tax positions that meet the more-likely-than-not threshold are measured at the amount of tax benefit that is greater than 50% likely of being realized upon ultimate agreement with the taxing authority. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense. See Note 8. Income Taxes.
The Company’s policy is to record estimated interest and penalties related to uncertain tax positions in income tax expense of which there was no expense for the year ended December 31, 2019.
Concentration of Credit Risks
One customer in the United States, Pool Corporation, accounted for approximately 26% of consolidated net sales for the year ended December 31, 2019 and represented 31% of total accounts receivable at December 31, 2019. No other customer accounted for net sales or accounts receivable of greater than 10% of the relative total amounts. The Company has adequate availability of suppliers. The loss of any one supplier would not have a material effect on the Company’s operations.
Research, Development and Engineering
The Company conducts research, development and engineering (“RD&E”) activities in its own facilities, and consist primarily of the development of new products, enhanced product applications, improved manufacturing and packaging processes. Costs of RD&E are primarily expensed as incurred. RD&E costs applicable to the development of software used in Company products are expensed as incurred until the software is determined to be technologically feasible and the RD&E activities for the other related components of the product have been completed. Once the software is determined to be technologically feasible, costs incurred are capitalized and amortized over the expected life of the product.

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Significant Accounting Policies (Continued)
Advertising Costs
Advertising costs are expensed as incurred. Certain costs are deferred and included within other current assets on the Company’s Consolidated Balance Sheet. These deferred costs are expensed as the events occur or as the materials are distributed. Advertising costs were $11.6 million for the year ended December 31, 2019.
Stock-Based Compensation
The Company uses its Class A stock and Class B common stock for various forms of stock-based compensation arrangements entered into with its employees and directors. Stock-based compensation arrangements are accounted for at fair value on the date of grant. The fair value of stock options is determined using a Black-Scholes valuation model. The fair value of other share-based awards is based on the valuation of the common stock on the date of grant. The fair value of time-based awards that are ultimately expected to vest is recognized as an expense on a straight-line basis over the requisite service period. The fair value of performance-based awards is recognized in the period the performance condition is probable of occurring. The Company recognizes forfeitures as they occur. Stock-based compensation costs are recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. See Note 16. Stock-based Compensation.
Earnings per Share
The two-class method is an earnings allocation formula that determines earnings per share (“EPS”) for common stock and participating securities, according to rights to dividends declared and participation rights in undistributed earnings. Under this method, net earnings is reduced by the amount of dividends declared in the current period for each class of common stockholders and participating security holders. The remaining earnings or “undistributed earnings” are allocated between the classes of common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, the earnings per common share is computed by dividing the net earnings attributable to each class of common stockholders by the weighted average number of common shares outstanding during each year presented. Diluted earnings attributable to common stockholders per common share has been computed by dividing the net earnings attributable to common stockholders by the weighted average number of common shares outstanding plus the dilutive effect of options and restricted shares outstanding during the applicable periods computed using the more dilutive of the two-class method, if-converted method or treasury method. In cases where the Company has a net loss, no dilutive effect is shown as options and restricted stock become anti-dilutive, and basic and diluted EPS are computed in the same manner.
The Company calculates basic earnings per share (“Basic EPS”) using the two-class method, which is required as the Company has multiple classes of common stock. Under the two-class method, earnings for the period are allocated on a pro-rata basis to the Class A and Class B common stockholders. The weighted-average number of Class A and Class B common shares outstanding during the period is then used to calculate basic EPS for each class of shares.
The Class C stock does not have substantive economic rights, including distribution upon liquidation, and is therefore not a participating security. As such, separate presentation of basic and diluted earnings per share of Class C stock under the two-class method has not been presented.
Stock options and other potential common shares are included in the calculation of diluted earnings per share (“Diluted EPS”), since they are assumed to be exercised or converted, except when their effect would be anti-dilutive.

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Significant Accounting Policies (Continued)
Insurance
The Company obtains standard corporate insurance policies with an insured position subject to retention (deductible) for risks including but not limited to flood, cyber, directors and officers, business interruption, ocean cargo, workers’ compensation in the United States, automobile, property and casualty, general liability, product liability, and employee medical benefits. The Company has stop-loss coverage to limit exposure arising from certain employee medical benefit claims. Insurance claims filed and claims incurred but not recorded are accrued based upon estimates of the ultimate costs to be incurred using historical experience.
Foreign Currency Translation
The Company predominately uses the U.S. dollar as its functional currency. The Company has international subsidiaries whose local currency has been determined to be their functional currency. For these subsidiaries, the assets and liabilities are translated using period-end exchange rates, and the revenues and expenses are translated at the average rates of exchange prevailing during the period. The adjustments resulting from translation are recorded separately in stockholders’ equity as a component of accumulated other comprehensive income. The effect of exchange rate changes on intercompany transactions of a long term and permanent nature are credited or charged directly to a separate component of stockholders’ equity. Foreign currency transaction gains and losses, including the translation of assets or liabilities denominated in a currency other than the functional currency are recorded in other income or expense.
Accounting Pronouncements Adopted in the Current Year
The Company, when required, has implemented all accounting pronouncements that are in effect and that may impact its Consolidated Financial Statements and does not believe that there are any other accounting pronouncements that have been issued that might have a material impact on its financial condition, results of operations or liquidity. The following discussion provides information about recently adopted and recently issued or changed accounting guidance material to the Company.
Revenue Recognition
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”, “ASC 606” or the “Revenue Standard”). ASU 2014-09 provides a principles-based approach to revenue recognition, requiring revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
ASU 2014-09 provides a five-step model to be applied to all contracts with customers. The five steps are to identify the customer contract(s), identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the contractual performance obligations and recognize revenue when each performance obligation is satisfied. The Company adopted the Revenue Standard utilizing the modified retrospective approach on January 1, 2019, which did not have a material impact to the consolidated financial statements.
Recent Accounting Pronouncements Not Yet Adopted
The Company plans to adopt the following recent accounting pronouncements based on accommodations for Emerging Growth Companies.
Accounting for Leases
ASU 2016-02, Leases, was issued by FASB in February 2016. This standard requires the Company, as the lessee, to recognize most leases on the balance sheet thereby resulting in the recognition of right of

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Significant Accounting Policies (Continued)
use assets and lease obligations for those leases currently classified as operating leases. The standard will be effective for the Company on January 1, 2023 and it is evaluating whether it will elect the optional transition method as well as the package of practical expedients, upon adoption.
In addition to the recognition of the rights of use assets and lease obligations, the Company anticipates changes in systems, processes and controls. While the requirements of the new guidance represent a material change from existing GAAP, the underlying economics of items in scope and related cash flows are unchanged. The Company plans to focus on gathering data, developing procedures and testing before adoption. Focus areas include, but are not limited to (i) updating procedures to reflect new guidance; (ii) developing, testing, and implementing controls for newly developed procedures, as well as for additional annual reporting requirements.
New Credit Loss Standard
ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, was issued by FASB in June 2016. This standard is effective January 1, 2023, and will impact, at least to some extent, Company’s accounting and disclosure requirements for its accounts receivable. The Company will continue to identify any other financial assets not excluded from scope. The Company does not currently expect to early adopt this standard and is currently evaluating the impact of this new accounting guidance on its consolidated financial statements.
The Company anticipates an impact on the systems, processes and controls. While the requirements of the new guidance represent a material change from existing GAAP, the underlying economics of items in scope and related cash flows are unchanged. The Company plans to focus on gathering lease data, developing procedures and testing before adoption. Focus areas include, but are not limited to (i) updating procedures to reflect new guidance requiring establishment of allowance for credit losses on accounts receivable; (ii) establishing procedures to identify and review all remaining financial assets within scope, (iii) developing, testing, and implementing controls for newly developed procedures, as well as for additional annual reporting requirements.
3. Revenue Recognition
The Company primarily sells pool equipment including pumps, filters, heaters, cleaners, salt chlorinators, automation, lighting, safety and flow control products to its customers. An arrangement with a customer contains a single performance obligation for sale of the products. Transfer of the individual product is considered the performance obligation. The Company ships its products via Free on Board (“FOB”) shipping point and recognizes revenue at the point-in-time of shipment to the customer. The Company’s standard customer payment terms are net thirty days. The Company has established an early-buy program for select customers for purchases made outside of peak season, that extends favorable payment terms, not to exceed nine months, and applies the practical expedient in ASC 606-10-32-18 to not adjust the amount of consideration for the effects of a significant financing component. The Company recognizes revenue net of incentive agreements, rebates, and other discounts.
Under some arrangements, the Company and its customer agree to an annual incentive agreement. These incentive agreements establish all potential rebates, incentives and other discounts. The transaction price is reduced for certain customer programs and incentive offerings including pricing arrangements and other volume-based incentives that represent variable consideration.
Volume-based incentives involve rebates that are negotiated at or prior to the time of sale with the customer and are redeemable only if the customer achieves a specified cumulative level of sales or sales increase. Under these incentive programs, at the time of sale, the Company determines the most likely amount of the rebate based on forecasted sales levels. These forecasts are updated at least quarterly for each customer, and the transaction price is reduced for the anticipated cost of the rebate.

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
3. Revenue Recognition (Continued)
Under some arrangements, customers earn points under the Company’s rewards programs, which may be redeemed within a defined period for goods, trips or cash equivalents. The Company’s reward programs provide a customer with a material right and, accordingly, are determined to be separate performance obligations. The Company allocates the transaction price between the product sale, based on a standard customer price list, and the reward program points, redeemable at defined program rates, to establish the relative stand-alone selling prices. Revenue allocated to the material right is deferred based on a rolling twelve month average redemption rate, and is subsequently recognized upon redemption of the reward points. Costs related to reward point redemption are recorded within cost of sales.
The following tables disaggregate net sales between product groups and geographic destinations, respectively (in millions):
Product Groups
Residential pool	$663.5
Commercial pool	29.2
Industrial flow control	40.7
Total	$733.4
Geographic
US	$509.7
Canada	66.2
Europe	99.6
Rest of World	57.9
Total international revenue	223.7
Total	$733.4
4. Inventories
Inventories consist of the following (in millions):
Raw materials	$56.1
Work in progress	11.0
Finished goods	70.0
Total	$137.1
Activity in the Company’s inventory obsolescence reserves is as follows (in millions):
	Balance at Beginning of Period	Charges to Costs and Expenses	Other	Balance at End of Period
2019	$6.6	$0.8	$0.1	$7.5

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
5. Property, Plant and Equipment
The carrying value of property, plant and equipment is as follows (in millions):
Land	$11.1
Buildings and improvements	39.4
Machinery, tools and equipment	109.6
Construction in progress	15.5
175.6
Less: Accumulated depreciation	(35.7)
Total	$139.9
Depreciation expense was $17.2 million for the year ended December 31, 2019.
The following table presents geographic property, plant and equipment, net by region (in millions):
United States	$102.5
China	20.9
Canada	9.1
Europe	7.1
Other	0.3
Total	$139.9

6. Goodwill and Intangible Assets
Goodwill
A summary of changes in goodwill is as follows (in millions):
	North America	Europe & Rest of World	Total
Balance at January 1, 2019	$820.6	$92.5	$913.1
Currency translation	—	2.0	2.0
Balance at December 31, 2019	$820.6	$94.5	$915.1

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
6. Goodwill and Intangible Assets (Continued)
Intangible Assets
Intangible assets consist of the following (in millions):
	Estimated Useful Lives	Cost	Accumulated Amortization	Net Carrying Amount January 1, 2019	Additions	Amortization	Currency Translation	Net Carrying Amount December 31, 2019
Customer relationships	15 – 20	$395.7	$57.6	$338.2	$—	$(37.1)	$1.2	$302.3
Trademarks	15	69.6	5.9	63.7	—	(4.7)	—	59.0
Product technology	10 – 15	64.4	5.9	58.5	2.6	(5.0)	0.2	56.3
Total amortizable intangibles		529.7	69.4	460.4	2.6	(46.8)	1.4	417.6
Trademarks		736.0	—	736.0	—	—	—	736.0
Total intangible assets		$1,265.7	$69.4	$1,196.4	$2.6	$(46.8)	$1.4	$1,153.6

Amortization expense was $46.8 million (of which $5.0 million is included within cost of sales) for the year ended December 31, 2019.
At December 31, 2019, the weighted-average remaining lives of definite-lived intangible assets is approximately 15.3 years. The weighted-average remaining lives at December 31, 2019 for customer relationships, trademarks and product technology are approximately 16.4, 12.7 and 11.6 years, respectively. Estimated future amortization expense related to amortizable intangible assets as of December 31, 2019 is as follows (in millions):
2020	$42.4
2021	38.8
2022	35.6
2023	32.8
2024	30.3
Thereafter	237.7
Total	$417.6
7. Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consist of the following (in millions):
Selling, promotional and advertising	$18.2
Employee compensation and benefits	13.8
Warranty reserve	14.2
Inventory purchases	7.4
Insurance reserve	11.3
Deferred income	8.7
Business restructuring costs	3.9
Other accrued liabilities	7.0
Total	$84.5

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
7. Accrued Expenses and Other Liabilities (Continued)
The Company offers warranties on certain of its products and records an accrual for estimated future claims. Such accruals are based on historical experience and management’s estimate of the level of future claims.
Changes in the warranty reserve are as follows (in millions):
Balance at January 1, 2019	$12.2
Accrual for warranties issued during the period	25.3
Payments	(23.3)
Balance at December 31, 2019	$14.2
8. Income Taxes
The components of Income from operations before income taxes by jurisdiction are as follows (in millions):
United States	$13.9
International	(1.8)
Total	$12.1
The Provision for income taxes is composed of the following (in millions):
Current
Federal	$14.3
State	3.6
International	2.3
20.2
Deferred
Federal	(13.4)
State	(3.8)
International	0.6
(16.6)
Provision for income taxes	$3.6

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
8. Income Taxes (Continued)
Reconciliation between the effective tax rate on income from operations and the statutory tax rate is as follows:
U.S. federal statutory income tax rate	21.0%
State and local income taxes – net of federal income tax benefit	(1.7)
International withholding taxes – net of federal income tax benefit	1.8
Research & development tax credit	(6.5)
International derived intangible income (FDII) deduction	(6.7)
Valuation allowance	34.2
Change in contingent consideration	(13.3)
Permanent differences	1.5
International rate differential	(1.1)
Other	0.5
Effective tax rate	29.7%
The tax effects of temporary differences that give rise to significant components of the deferred tax assets and liabilities are as follows (in millions):
Deferred tax asset
Interest expense	$18.1
Deferred compensation and stock options	1.6
Net operating loss carryforwards	7.4
Warranty reserve	3.3
Accrued liabilities	3.4
Insurance reserve	1.7
Tax credits	2.4
Inventory	3.2
Other	1.1
Total deferred tax asset	42.2
Deferred tax liability
Intangible assets	(280.3)
Property, plant and equipment	(20.1)
Other current assets	(1.8)
Change in accounting policy	(6.3)
Derivatives	(1.6)
Total deferred tax liability	(310.1)
Subtotal	(267.9)
Valuation allowance	(8.5)
Net deferred tax liability	$(276.4)

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
8. Income Taxes (Continued)
Deferred taxes are reflected in the Company’s consolidated balance sheet based on tax jurisdiction as follows (in millions):
Deferred tax asset	$—
Deferred tax liability	(276.4)
Net deferred tax liability	$(276.4)
The Company has U.S. net operating loss (“NOL”) carryforwards in the amount of $13.0 million from historical acquisitions. The NOL carryforwards expire between 2035 and 2037. The Internal Revenue Code of 1986 contains certain provisions that can limit a taxpayer’s ability to utilize net operating loss and tax credit carryforwards in any given year resulting from ownership changes in excess of 50 percent over a three-year period. The Company estimates that $10.5 million of these NOL carryforwards may be subject to limitation and potentially expire prior to their utilization. The Company maintains a valuation allowance on the portion of NOL carryforwards that may expire prior to their utilization.
In addition, the Company’s France subsidiary has NOL carryforwards totaling approximately $15.5 million at December 31, 2019, which have no expiration. The Company recorded a valuation allowance related to this NOL carryforward as well as the other net deferred tax assets of the France subsidiary as of December 31, 2019.
In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Management evaluates the need for valuation allowances on the deferred tax assets according to the provisions of ASC 740, Income Taxes. In making this determination, the Company assesses all available evidence (positive and negative) including recent earnings, internally-prepared income projections, and historical financial performance.
The Company’s total valuation allowance of $8.5 million at December 31, 2019 consists of U.S. NOL carryforwards, net deferred tax assets of the Company’s France subsidiary, and U.S. tax credits. The 2019 change in the valuation allowance primarily relates to the recording of a $4.6 million valuation allowance on the net deferred tax assets of the Company’s France subsidiary.
The following table is a rollforward of the valuation allowance applied against certain deferred tax assets (in millions):
	Balance at Beginning of Period	Provision for income taxes	Deductions	Other	Balance at End of Period
2019	$3.8	$4.6	$—	$0.1	$8.5
In general, it is the Company’s practice and intention to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of December 31, 2019, the Company has not made a provision for U.S. state tax or additional international withholding taxes on approximately $45.5 million of the undistributed earnings and profits that are indefinitely reinvested. Generally, the international earnings previously subject to the Transition Tax in the U.S. can be distributed without additional U.S. federal income tax, however any such repatriation of previously unremitted international earnings could incur withholding and other international taxes, if applicable, as well as certain U.S. state taxes when remitted. It is not practicable to estimate the amount of deferred tax liability related to potential remittances from our non-U.S.subsidiaries.
The Company will recognize a tax benefit in the financial statements for an uncertain tax position only if the Company’s assessment is that the position is “more likely than not” (i.e., a likelihood greater

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
8. Income Taxes (Continued)
than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term “tax position” refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for financial reporting purposes.
The following table is a reconciliation of unrecognized tax benefits for the year ended December 31, 2019, including any interest and penalties (in millions):
Balance at beginning of year	$0.4
Currency	(0.1)
Balance at end of year	$0.3
The Company files tax returns in various jurisdictions. The last completed Internal Revenue Service (“IRS”) audit was for the year 2011. With few exceptions, the Company is no longer subject to U.S. federal, state and local, examinations for years before 2016. The statute of limitations in non-U.S. jurisdictions generally ranges between three to four years.
9. Long-Term Debt
Long-term debt, net consists of the following (in millions):
First Lien Term Facility, due August 4, 2024	$961.5
Second Lien Term Facility, due August 4, 2025	205.0
ABL Revolving Credit Facility	—
Capital lease obligations	2.2
Subtotal	1,168.7
Less: Current portion of the long-term debt	0.4
Less: Unamortized debt issuance costs	20.5
Total	$1,147.8
Interest expense for the year ended December 31, 2019 consisted of $79.1 million of interest on the outstanding debt, $5.3 million of amortization of deferred financing fees and $0.1 million of other interest.
On August 4, 2017, in connection with the Acquisition, the Company entered into: (i) a First Lien Credit Agreement pursuant to which it borrowed $850.0 million under a seven-year first lien term loan facility maturing on August 4, 2024 (the “First Lien Term Facility”), (ii) a Second Lien Credit Agreement pursuant to which it borrowed $285.0 million under an eight-year second lien term loan facility maturing on August 4, 2025 (the “Second Lien Term Facility”, and together with the First Lien Term Facility, the “Term Loan Facilities”) and (iii) an ABL Credit Agreement providing a five year $250.0 million asset-based revolving credit facility maturing on August 4, 2022 (the “ABL Revolving Credit Facility”), of which $5.0 million was drawn down to partially fund the Acquisition. The Company incurred debt issuance costs of $35.0 million in connection with the Term Loan Facilities and the ABL Revolving Credit Facility.
On September 28, 2018, the Company entered into an amendment for the First Lien Credit Agreement (the “First Amendment”) which, among other things, increased borrowings by an aggregate principal amount equal to $150.0 million and increased the required quarterly payments of outstanding principal under the First Lien Credit Agreement from 0.25% to approximately 0.2525%. The Company used the increased borrowings to fund the acquisition of Paramount Leisure Industries, Inc., pay down approximately $80.0 million in term loans outstanding under the Second Lien Term Facility and pay all costs associated with the First Amendment and prepayment of the Second Lien Term Facility.

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
9. Long-Term Debt (Continued)
First Lien Term Facility
At the Company’s option, borrowings under the First Lien Term Facility bear interest at either: (i) the alternative base rate plus a margin of 2.50% or (ii) the adjusted London interbank offered (“LIBO”) rate plus a margin of 3.50%. Interest is paid quarterly beginning September 30, 2017. At December 31, 2019, the interest rate was 5.30%.
The Company may voluntarily prepay any borrowings outstanding under the First Lien Term Facility without a premium and penalty. In the year ended December 31, 2019, the Company voluntarily prepaid $17.5 million of the borrowings outstanding under the First Lien Term Facility. In addition, the First Lien Credit Agreement requires mandatory principal payments to be made based on certain events, including annual excess cash flow (as calculated in accordance with the First Lien Credit Agreement), non-ordinary course sales of assets and the incurrence of debt not otherwise permitted under the First Lien Credit Agreement, each subject to certain exceptions and thresholds as set forth in the First Lien Credit Agreement.
The First Lien Term Facility contains customary affirmative and negative covenants, including restrictions on indebtedness, liens, dividends, distributions, acquisitions, investments, sale or transfer of assets and transactions with affiliates. The Term Facility also contains customary events of default, including upon a change in control. No event of default has occurred as of December 31, 2019.
Second Lien Term Facility
At the Company’s option, borrowings under the Second Lien Term Facility bear interest at either: (i) the alternative base rate plus a margin of 7.25% or (ii) the adjusted LIBO plus a margin of 8.25%. At December 31, 2019, the interest rate was 10.05%.
Borrowings under the Second Lien Term Facility are not subject to scheduled amortization of principal. The Second Lien Credit Agreement requires mandatory prepayments substantially similar to the First Lien Credit Agreement, but voluntary prepayments under the Second Lien Credit Agreement are not permitted, subject to limited exceptions, until all amounts under the First Lien Credit Agreement have been paid in full.
Each of the Term Loan Facilities contain customary affirmative and negative covenants, including restrictions on indebtedness, liens, dividends, distributions, acquisitions, investments, sale or transfer of assets, transactions with affiliates and maintenance of certain financial ratios. The Term Loan Facilities also contain customary events of default, including a change of control.
The Term Facilities are guaranteed by substantially all of the Company’s domestic, wholly-owned subsidiaries and collateralized by substantially all of the assets of the Company and such guarantors. The First Lien Term Facility is secured by such collateral on a first priority basis and the Second Lien Facility is secured by such collateral on a second priority basis.
ABL Revolving Credit Facility
The ABL Credit Agreement provides for an ABL Revolving Credit Facility in an aggregate amount of borrowings of up to $250.0 million, including letters of credit, subject to a borrowing base calculation based on available eligible receivables, inventory and qualified cash. The ABL Revolving Credit Facility is available for working capital and general corporate purposes. Approximately $220.0 million is available for borrowings in U.S. dollars, including up to $15.0 million in letters of credit, and $30.0 million is available for borrowings in Canadian dollars, including up to $5.0 million in letters of credit.
Unamortized debt issuance fees related to line of credit were $1.6 million as of December 31, 2019 which were recorded within Other non-current assets of the Company’s Consolidated Balance Sheet.

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
9. Long-Term Debt (Continued)
At the Company’s option, borrowings denominated in U.S. dollars under the ABL Revolving Credit Facility bear interest either at (i) the alternative base rate plus an initial applicable margin of 0.50% or (ii) adjusted LIBO rate plus an initial applicable margin of 1.50%. Borrowings denominated in Canadian dollars under the ABL Revolving Credit Facility bear interest at the Canadian prime rate plus an initial applicable margin of 0.50%.
The initial margins for such borrowings will be adjusted depending on the availability under the ABL Revolving Credit Facility. For LIBO rate borrowings, the applicable margins will be 1.25%, 1.50% and 1.75% and for alternative base rate and Canadian borrowings, the applicable margins will be 0.25%, 0.50% and 0.75%. At December 31, 2019, there were no balances outstanding on the ABL Revolving Credit Facility.
In addition, the Company pays an annual commitment fee initially at a rate of 0.375% based upon availability under the ABL Revolving Credit Facility, calculated daily and payable quarterly, which may be reduced depending on availability.
The ABL Revolving Credit Facility contains customary affirmative and negative covenants, including restrictions on indebtedness, liens, dividends, distributions, acquisitions, investments, sale or transfer of assets and transactions with affiliates. The ABL Revolving Credit Facility also contains customary events of default, including upon a change in control. If availability under the ABL Revolving Credit Facility is less than a specified amount, the ABL Credit Agreement contains a requirement to maintain a fixed charge coverage ratio (as defined in the ABL Credit Agreement) of not less than 1.0 to 1.0. No event of default has occurred as of December 31, 2019 and the Company did not trigger applicability of the fixed charge coverage ratio.
The U.S. dollar portion of the ABL Revolving Credit Facility is guaranteed by the same guarantors, and collateralized by the same assets, as the Term Loan Facilities. To the extent such collateral consists of inventory, receivables, deposit accounts and related assets, the rights of the lenders under the ABL Revolving Credit Facility in such collateral is senior and prior to the rights of the lenders under the Term Loan Facilities. With respect to other collateral, the rights of the lenders under the Term Loan Facilities are senior and prior to the rights of the lenders under the ABL Revolving Credit Facility. The Canadian Dollar portion of the ABL Revolving Credit Facility is available to the Company’s Canadian subsidiary, collateralized by substantially all of their assets. At December 31, 2019, the Company had outstanding letters of credit totaling $4.9 million.
At December 31, 2019, the maturities of the Company’s long-term debt are as follows (in millions):
2020	$0.4
2021	3.1
2022	10.4
2023	10.4
2024	939.1
Thereafter	205.3
Total	$1,168.7
10. Derivatives and Hedging Transactions
The Company holds derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and interest rates. In hedging the transactions, the Company in the normal course of business, holds the following types of derivatives:

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
10. Derivatives and Hedging Transactions (Continued)
Interest Rate Swap Agreements
The Company enters into interest rate swap agreements designated as cash flow hedges to manage its interest rate risk related to its variable rate debt obligations. As cash flow hedges, unrealized gains are recognized as assets while unrealized losses are recognized as liabilities. The interest rate swap agreements are highly correlated to the changes in interest rates to which the Company is exposed. Unrealized gains and losses on these instruments have been designated as effective and as such, the related gains or losses have been recorded as a component of accumulated other comprehensive loss, net of tax.
As of December 31, 2019, the Company has three interest rate swap agreements with the intended effect of converting an initial notional amount of $550.0 million of its variable rate debt obligations to fixed rate debt. The interest rate swap agreements expire in August 2021.
Net Investment Hedges
The Company uses net investment hedges to minimize its exposure to variability in the foreign currency translation of its net investment in one of its non-U.S. components. The effective portion of changes in the fair value of the hedging instrument is recognized in accumulated other comprehensive loss consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.
At December 31, 2017, the Company entered into a four year euro-denominated cross currency swap agreement of €75.0 million to hedge the net investment in one of its foreign subsidiaries designated as a hedge expiring on August 31, 2021. Since both the notional value of the derivative designated as a hedge of a net investment in a foreign subsidiary equals the portion of the net investment designated as being hedged and the derivative relates solely to the foreign exchange rate between the functional currency of the hedged net investment and the Company’s functional currency, all changes in fair value of the derivative are reported in the cumulative translation adjustment accounts, net of tax within accumulated other comprehensive loss in the consolidated balance sheet.
The amounts recorded in accumulated other comprehensive loss will be reclassified to earnings only upon the sale or liquidation of the Company’s investment in one of its international subsidiaries or on maturity of the underlying agreements.
As of December 31, 2019, the change in fair value of the net investment hedge resulted in a net after-tax gain of $4.5 million, of which $2.8 million was unrealized. It is being reflected in the cumulative translation account within accumulated other comprehensive loss, net of tax.
The following table summarizes the gross fair values and location on the consolidated balance sheet of the Company’s derivatives (in millions):
	Other Non-Current Assets	Accrued Expenses and Other Liabilities
Designated as Hedges
Interest rate swaps	$(2.2)	$0.3
Net investment hedge	4.6	—
Total	$2.4	$0.3
The following tables present the effects of derivative instruments by contract type in accumulated other comprehensive income in the consolidated statement of operations (in millions):

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
10. Derivatives and Hedging Transactions (Continued)
	Unrealized Gain (Loss) Recognized in AOCI	Gain (Loss) Reclassified From AOCI to Earnings	Location of Gain (loss) Reclassified from AOCI into Earnings
Interest rate swaps	$(9.4)	$3.5	Interest Expense
Net investment hedge	2.8	—	N/A
Total	$(6.6)	$3.5
11. Fair Value Measurements
We are required to disclose the estimated fair values of all financial instruments, even if they are not carried at their fair value. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2019. These estimates require management’s judgment and may not be indicative of the future fair values of the assets and liabilities.
The Company’s financial instruments include cash and cash equivalents, accounts receivable, and accounts payable. The carrying amount of these instruments approximate fair value because of their short-term nature.
The Company’s interest rate swaps and the net investment hedge are measured in the financial statements at fair value on a recurring basis. The fair values of the interest rate swaps are estimated using industry standard valuation models using market-based observable inputs, including interest rate curves. The fair value of the net investment hedge is estimated using readily observable market inputs, such as quotations on forward foreign exchange points and foreign interest rates. These instruments are customary, over-the-counter contracts with various bank counterparties that are not traded in active markets. Accordingly, the fair value measurements of the interest rate swaps and the net investment hedge are categorized as Level 2.
The Company’s long-term debt instruments with a carrying value of $1,166.5 million had a fair value of approximately $1,149.1 million at December 31, 2019. The estimated fair value of the long-term debt is based on observable quoted prices in active markets for similar liabilities and is classified as a Level 2 input. The fair value of the revolving credit facility approximates its carrying value.
12. Operating Segments and Related Information
In November 2020, the Company redefined its operational and management structure to align to its key geographies and go-to market strategy and now reports two reportable segments: North America and Europe & Rest of World. No operating segments have been aggregated to form the reportable segments. The Company determined its operating segments based on how the CODM reviews the Company’s operating results in assessing performance and allocating resources. The CODM reviews net sales, gross profit and segment income for each of the reportable segments. Gross profit is defined as net sales less cost of sales incurred by the segment. The CODM does not evaluate operating segments using asset information as these are managed on an enterprise wide basis. Segment income is defined as segment gross profit less SG&A and RD&E.
The North America segment manufactures and sells residential and commercial swimming pool equipment and supplies as well as equipment that controls the flow of fluids. This segment is composed of three reporting units.
The Europe & Rest of World segment manufactures and sells residential and commercial swimming pool equipment and supplies. This segment is composed of two reporting units.
The Company sells its products primarily through distributors and major retailers. Financial information by reportable segment, net of intercompany transactions, is included in the following summary (in millions):

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
12. Operating Segments and Related Information (Continued)
	Net Sales	Gross Profit	Segment Income
North America	$575.9	$267.8	$106.9
Europe & Rest of World	157.5	55.7	25.3
Total	$733.4	$323.5	$132.2

	Capital Expenditures	Depreciation
North America	$23.6	$16.0
Europe & Rest of World	1.4	1.2
Total	$25.0	$17.2
The following table presents a reconciliation of segment income to income from operations before income taxes (in millions):
Total segment income	132.2
Corporate expense	8.0
Amortization of intangible assets	41.8
Acquisition and restructuring related income, net	(16.3)
Operating income	98.7
Interest expense, net	84.5
Other expense, net	2.1
Total other expense	86.6
Income from operations before income taxes	$12.1
13. Earnings Per Share
Class A and Class B common shares participate in dividends on an as converted 1:1 basis following satisfaction of the dividend preference to Class A shareholders. The following table sets forth the computation of basic and diluted net income per share attributable to common stockholders for the year ended December 31, 2019:
In millions, except share and per share amounts	2019
Net income	$8.5
Dividends paid to Class C stockholders	0.2
Net income attributable to Class A and Class B stockholders	8.3
Net income attributable to Class A stockholders, basic (1)	8.2
Net income attributable to Class B common stockholders	0.1
Weighted average number of Class B common shares outstanding, basic	4,742
Earnings per share attributable to Class B common stockholders, basic	$9.50

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
13. Earnings Per Share (Continued)
2019
Net income	$8.5
Dividends paid to Class C stockholders	0.2
Net income attributable to Class A and Class B stockholders	8.3
Net income attributable to Class A stockholders, diluted (1)	8.2
Net income attributable to Class B common stockholders	0.1
Weighted average number of Class B common shares outstanding, diluted (2)	12,493
Earnings per share attributable to Class B common stockholders, diluted	$9.42

(1)
Net income attributable to Class A stockholders is impacted by the total shares of participating securities, basic and diluted, on an as converted basis

(2)
For the year ended December 31, 2019 there were potential Class B common shares totaling approximately 14,250 that were excluded from the computation of diluted EPS as the inclusion of such shares would have been anti-dilutive.

The Company revised the above tables, which resulted in basic EPS decreasing from $9.74 to $9.50 and diluted EPS decreasing from $9.65 to $9.42.
14. Commitments and Contingencies
Litigation
The Company is involved in litigation arising in the normal course of business. Where appropriate, these matters have been submitted to the Company’s insurance carrier. It is not possible to quantify the ultimate liability, if any, in these matters. In the opinion of management, it is remote that such litigation will have a material effect on the financial position, results of operations or cash flows of the Company.
Lease Commitment Summary
The following table presents future minimum commitments of the Company due under non-cancelable operating leases with original or remaining terms in excess of one year at December 31, 2019 (in millions):
Operating Lease
2020	$5.3
2021	4.0
2022	4.4
2023	4.0
2024	3.2
Thereafter	23.1
Total minimum principal & interest payments	44.0
Less: Amount representing interest	—
Total minimum future lease payments, net of interest	$44.0
Lease expense was $4.9 million for the year December 31, 2019, recorded within cost of sales and selling, general and administrative expenses, depending on the nature of the lease.

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
15. Stockholders’ Equity
On August 4, 2017, the Company issued its Stockholders’ Agreement to establish capitalization terms and voting rights. The outstanding capital stock of the Company consists of three classes of common stock. The Company authorized 1,500,000 shares of Class A stock, at a par value of $0.001 per share. The Company also authorized 150,000 shares of Class B common stock at a par value of $0.001 per share. Collectively, Class A stock and Class B common stock are considered the “Voting Stock”, whereby each share is entitled to one vote.
With respect to dividend rights and rights on liquidation, Class A stock ranks senior to the Class B common stock. Upon any liquidation, dissolution, or winding up of the Company, or a change of control (as defined Stockholders’ Agreement), the Class A stock shall be entitled to receive, on a preferred basis prior and in preference to any distribution in respect of the Class B common stock, an amount equal to the original purchase price of the Class A stock. Thereafter, the Class A stock and Class B common stock will be entitled to share in any distribution on a pro rata basis based on the number of shares outstanding.
The outstanding shares of Class A stock will automatically convert into shares of Class B common stock in connection with the first sale of shares of Class B common stock to the public in a firm-commitment underwritten public offering pursuant to a registration statement. At such time all outstanding shares of Class A stock shall automatically be converted into such number of shares of Class B common stock equal to the sum of (a) Class A original issue price of $1,000, divided by the Class A Conversion Price in effect at the time of the conversion, and (b) the then outstanding Class A Preference Amount divided by the public offering price of the Class B common stock in the initial public offering (“IPO”), net of any underwriting discount.
The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B common stock, solely for effecting the conversion of shares of its Class A stock, such number that shall be sufficient to effect the conversion of all outstanding Class A stock.Class C stockholders do not have voting rights, and are entitled to receive a quarterly dividend. For the year ended December 31, 2019, dividends declared and paid relating to Class C stock were $0.2 million. Upon a qualifying event, such as an IPO, Class C stock shall be redeemed by the Company for an aggregate purchase price of $1.00.
16. Stock-based Compensation
On August 4, 2017, the Company adopted the 2017 Equity Incentive Plan of Hayward Holdings (the “2017 Plan”), which provides for the issuance of stock options, restricted stock and restricted stock units to officers, directors and employees. The number of shares authorized for delivery under the 2017 Plan is 95,994.11 shares of Class B common stock. On May 21, 2018, the Company amended and restated the 2017 Plan to increase the number of shares authorized for delivery under the 2017 Plan to include 2,000 shares of Class A stock, and the 2017 Plan was subsequently amended and restated on November 22, 2019 to increase the number of shares of Class A stock authorized for delivery under the 2017 Plan to 2,949. The stock options have a maximum term of up to 10 years and vest over a period determined by a Committee of the Board of Directors of Hayward Holdings. As of December 31, 2019, there were 484 remaining shares available for grant under the 2017 Plan.
Commencing August 4, 2017, the Company:
•
granted time-based stock options to officers and employees, which vest in five equal annual installments from the grant date;

•
granted performance-based stock options to officers and employees which vest and become exercisable upon a qualifying change of control transaction (as defined in the 2017 Plan) and a minimum return to holders of Class A shares (as defined in the Option Agreements);

•
granted Class B time-based restricted stock awards to officers and employees, which vest in five equal annual installments beginning on August 4, 2018; and

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
16. Stock-based Compensation (Continued)
•
granted Class A performance-based restricted stock awards to officers and employees which vest and become exercisable upon a change of control or initial public offering and Class B performance-based restricted stock awards to officers and employees which vest and become exercisable upon a qualifying change of control transaction and a minimum return to holders of Class A shares.

Time-Based Stock Options
The following table summarizes activity for time-based stock option under our plan for the year ended December 31, 2019:
Intrinsic value in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding as of January 1, 2019	23,478	97.75
Granted	14,250	294.01
Exercised	(487)	97.75
Forfeited	(1,837)	97.75
Outstanding as of December 31, 2019	35,404	176.74	8.48	3.71
Options exercisable as of December 31, 2019	7,181	102.07	7.62	1.24
Options expected to vest after December 31, 2019	28,223	195.75	8.70	2.47
Fair value of options granted
The weighted average grant date fair value of time-based options granted under our plan in 2019 was estimated to be $294.01 per share. The total intrinsic value of time-based options that were exercised during 2019 was $0.1 million. At December 31, 2019, the total unrecognized compensation cost related to time-based stock options was $5.6 million. This cost is expected to be recognized over a weighted average period of 3.37 years.
The Company determined the fair value of these time-based stock options at the date of grant using the Black-Scholes option-pricing model. The principal assumptions used in the Black-Scholes option-pricing model for these stock options granted were as follows:
Risk-free interest rate	1.84%
Expected life (years)	4
Expected dividend yield	—%
Expected volatility	45.00%
The risk-free interest rate was based on the U.S. Treasury yield curve at date of grant over the expected term of these stock options. The expected volatility was based upon a comparable public company’s historical volatility.

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
16. Stock-based Compensation (Continued)
Stock Options with Market and Performance Conditions
The following table summarizes activity for stock options with market and performance conditions under our plan for the year ended December 31, 2019:
Intrinsic value in millions	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding as of January 1, 2019	22,455	97.75
Granted	14,250	294.01
Exercised	—	—
Forfeited	(2,324)	97.75
Outstanding as of December 31, 2019	34,381	179.09	8.51	3.53
Options exercisable as of December 31, 2019	—	—
Options expected to vest after December 31, 2019	—	—
Since these stock options vest upon a qualifying change of control transaction or an IPO, and a minimum return equal to two times the initial invested capital of certain holders of Class A shares, the Company would recognize such stock-based compensation expense in the period in which these criteria are probable of being met. Upon the occurrence of a qualifying change of control or an IPO, and a minimum return to certain holders of Class A shares, any unvested performance-based restricted stock awards become 100% vested.
Fair value of options granted
The weighted average grant date fair value of market and performance-based options granted under our plan in 2019 was estimated to be $294.01 per share. For the year December 31, 2019, the Company has not recognized any stock-based compensation related to these stock options as it has determined that neither a qualifying change of control transaction nor an IPO is probable of occurring. At December 31, 2019, the total unrecognized compensation cost related to market and performance-based stock options was $6.3 million.
The Company determined the fair value of these market and performance-based stock options at the date of grant using the Black-Scholes option pricing model. The principal assumptions used in the Black-Scholes option-pricing model for these stock options granted were as follows:
Risk-free interest rate	1.84%
Expected life (years)	4
Expected dividend yield	—%
Expected volatility	45.00%
The risk-free interest rate was based on the U.S. Treasury yield curve at date of grant over the expected term of these stock options. The expected volatility was based upon a comparable public companies historical volatility.

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
16. Stock-based Compensation (Continued)
Time-Based Restricted Stock Awards
The following table summarizes activity for time-based restricted stock awards our plan for the year ended December 31, 2019:
	Restricted A Stock		Restricted B Stock
Grant date fair value in millions	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Outstanding as of January 1, 2019	2,000	$2.1	15,955	2.37
Granted	—	—	—	—
Modified	(2,000)	$2.1	—	—
Redeemed	—	—	(6,234)	0.63
Outstanding as of December 31, 2019	—	—	9,721	1.73
Shares of restricted stock vested as of December 31, 2019	—		6,181
For the year December 31, 2019, the Company recorded stock-based compensation expense of $0.1 million relating to these restricted stock awards. At December 31, 2019, the Company had $0.3 million of total unrecognized compensation costs relating to these restricted stock awards, which is expected to be recognized through August 4, 2022.
Performance-Based Restricted Stock Awards with Market and Performance Conditions
The following table summarizes activity for performance-based restricted stock awards under our plan for the year ended December 31, 2019:
	Restricted A Stock		Restricted B Stock
Grant date fair value in millions	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Outstanding as of January 1, 2019	—	—	15,955	1.56
Granted	949	$1.0	—	—
Modified	2,000	$2.1	—	—
Vested	—	—	—	—
Redeemed	—	—	(10,056)	0.98
Outstanding as of December 31, 2019	2,949	—	5,899	0.58
Shares of restricted stock vested as of December 31, 2019	—	—	—
Since these restricted stock awards vest upon a qualifying change of control transaction or an IPO, and a minimum return equal to two times the initial invested capital of certain holders of Class A shares, the Company would recognize such stock-based compensation expense in the period in which these criteria are probable of being met. Upon the occurrence of a qualifying change of control or an IPO, and a minimum return to certain holders of Class A shares, any unvested performance-based restricted stock awards become 100% vested.
For the year ended December 31, 2019, the Company has not recognized any stock-based compensation related to these restricted stock awards as it has determined that neither a qualifying change of control transaction nor an IPO is probable of occurring. As of December 31, 2019, the Company had

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
16. Stock-based Compensation (Continued)
$0.4 million of total unrecognized compensation costs relating to these restricted stock awards which will be recognized when a qualifying change of control transaction or an IPO becomes probable.
17. Retirement Plans
The Company maintains the Hayward Industries Retirement Plan (the “Retirement Plan”), a 401(k) savings plan, for substantially all U.S. employees. Each year the Company contributes a defined percentage of employee compensation (as defined in the Retirement Plan) on a pre-tax basis for employees hired after December 31, 1995. Employees hired before January 1, 1996, receive an additional qualified nonelective employer contribution of 1% to 3% of compensation (as defined in the Retirement Plan) based on age. Additionally, the plan allows employees to contribute from 1% to 60% of their compensation (as defined in the Retirement Plan) on a pre-tax basis, not to exceed the IRS maximum. The Company matches 50% of an employee’s contribution up to the first 6% of compensation. The Company’s contribution to the Retirement Plan was approximately $0.6 million for the year ended December 31, 2019.
The Company maintains the nonqualified Hayward Industries Supplemental Retirement Plan (the “Supplemental Retirement Plan”). The Supplemental Retirement Plan allows key executives to contribute up to 25% of their total cash compensation (as defined in the Supplemental Retirement Plan). The Company matches up to 9% of the compensation contributed to the Supplemental Retirement Plan. The employer contributions vest immediately. The employer contribution was approximately $0.3 million for the year ended December 31, 2019.
The value of investments related to the Supplemental Retirement Plan is included in other assets and a corresponding liability to participants is recorded in other liabilities of approximately $2.4 million at December 31, 2019.
18. Acquisition and Restructuring Related Income, Net
Acquisition and restructuring related income, net consists of the following (in millions):
Gain on sale of real estate	$(16.9)
Remeasurement of contingent consideration	(7.4)
Business restructuring costs	7.4
Other restructuring costs	0.6
Total	$(16.3)
In Fiscal Year 2019, we announced the cessation of certain manufacturing and distribution operations and sold the real estate associated with these operations with a one year lease back arrangement to allow for the orderly restructuring of these operations. The Company recognized a gain of $16.9 million on the sale of this real estate which is included within Acquisition and restructuring related income, net on the Company’s Consolidated Statement of Operations and Comprehensive Income. The Company simultaneously entered into a one year lease-back arrangement with the buyer of this real estate through September 30, 2020 and exited the facility upon the expiration of the term. The sale and leaseback was accounted for as separate transactions based on their respective terms in accordance with ASC 840, Leases.
The Company estimates restructuring charges associated with that transaction will total $10.9 million and will be recognized through December 31, 2020, primarily related to one-time termination benefits resulting from a reduction in workforce. As the impacted employees must remain employed with the Company through their termination date to receive severance payments, the Company will recognize the related severance charge on a straight-line basis over the notification period in accordance with ASC 420, Exit or Disposal Activities. Refer to the one-time termination benefits included below (in millions):

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
18. Acquisition and Restructuring Related Income, Net (Continued)
		2019 Activity		Liability as of December 31, 2019
	Liability as of January 1, 2019	Costs Recognized	Cash Payments
One-time Termination Benefits	$—	$6.4	$(0.1)	$6.3
Facility-related	—	0.8	(0.8)	—
Other	—	0.2	(0.2)	—
Total	$—	$7.4	$(1.1)	$6.3
Restructuring costs are included within acquisition and restructuring related costs on the Company’s consolidated statement of operations and comprehensive income (loss), while the restructuring liability is included as a component of accrued expenses and other liabilities on the consolidated balance sheet.
19. Related Party Transactions
The Company paid management fees to certain sponsors of the company in the amount of $0.8 million for the year ended December 31, 2019. In addition, $0.2 million in Class C dividends were paid to one sponsor in lieu of management fees for the year ended December 31, 2019.
20. Condensed Financial Information of Registrant (Parent Company Only)
Hayward Holdings, Inc. balance sheet as of December 31, 2019 (in millions):
Assets
Investment in subsidiaries	$1,034.1
Total assets	$1,034.1
Liabilities, Redeemable Stock and Stockholders’ Equity
Current liabilities
Intercompany liabilities	$0.6
Total current liabilities	0.6
Total liabilities	0.6
Redeemable stock
Class A stock $0.001 par value, 1,500,000 authorized, 872,647 issued and 872,397 outstanding	869.5
Class C stock $0.001 par value, 100 authorized, 100 issued and outstanding	—
Stockholders’ equity
Class B common stock $0.001 par value, 150,000 authorized, 16,120 issued and 15,970 outstanding	—
Additional paid-in capital	8.0
Treasury stock	(1.2)
Retained earnings	159.9
Accumulated other comprehensive loss	(2.7)
Total stockholders’ equity	164.0
Total liabilities, redeemable stock and stockholders’ equity	$1,034.1

Hayward Holdings, Inc.
Notes to Consolidated Financial Statements (Continued)
20. Condensed Financial Information of Registrant (Parent Company Only) (Continued)
Hayward Holdings, Inc statement of operations as of December 31, 2019 (in millions):
Equity income in subsidiaries	$8.3
Other income, net	0.2
Total other expense, net	8.5
Net income	$8.5
A statement of cash flows has not been presented as Hayward Holdings, Inc. did not have any cash as of, or for, the year ended December 31, 2019.
Basis of Presentation
These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Hayward Holdings, Inc. (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Company. The ability of Hayward Holdings, Inc’s operating subsidiaries to pay dividends is restricted by the subsidiaries’ credit facilities. Under the credit facilities, dividends may only be paid to Hayward Holdings, Inc. for corporate overhead expenses and otherwise pursuant to customary dollar baskets and “builder” baskets (based on a percentage of cumulative consolidated net income as defined in the credit facilities and equity proceeds among other things) or upon satisfaction of certain financial tests set forth in the credit facilities.
These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method.
21. Subsequent Events
The Company evaluates events and transactions that occur subsequent to the balance sheet date but prior to the issuance date of the financial statements to determine the necessity for recognition and/or reporting of any of these events and transactions in the financial statements. The Company has evaluated subsequent events through December 14, 2020, the date that these consolidated financial statements were available to be issued. For purposes of these consolidated financial statements, the Company has not evaluated any subsequent events after this date.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law making changes to the Internal Revenue Code. Changes include, but are not limited to, the ability to elect to increase the interest deduction limitation from 30% to 50% of adjusted taxable income for 2019 and 2020. The Company will account for the CARES Act during 2020 in the period of enactment, and is currently evaluating the impact of the tax relief provisions, but expects there to be an increase in currently tax deductible interest expense. The anticipated increase in interest deducted for tax purposes would reduce both current income tax payable as well as the respective deferred tax asset.
On October 28, 2020, Hayward Industries entered into a second incremental amendment to the First Lien Term Facility, which provided for additional first lien term loans in an aggregate principal amount of $150.0 million, the proceeds of which were used to fund a portion of a special dividend of approximately $275.0 million on the outstanding shares of our Class A stock. At the Company’s option, borrowings under this 2020 Incremental Term Loan bear interest at either: (i) the alternative base rate plus a margin of 2.75% or (ii) the adjusted London interbank offered (“LIBO”) rate plus a margin of 3.75% subject to a LIBO floor of 0.75% per annum. The required quarterly payments of outstanding principal under the 2020 Incremental Term Loan is 0.25%. Additional borrowing under the amendment has a maturity date of August 4, 2026.

      Shares
Hayward Holdings, Inc.
Common Stock

P r o s p e c t u s

BofA Securities
Goldman Sachs & Co. LLC
Nomura
       , 2021

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.
Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (the “SEC”), registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and listing fee.
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Registrar and transfer agent fees		*
Accounting fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be completed by amendment.

Item 14.
Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:
A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
As permitted by the DGCL, we will include in our second restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our second restated certificate of incorporation and amended and restated bylaws will provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.
We intend to enter into indemnification agreements with our directors and officers. These agreements will provide broader indemnity rights than those provided under the DGCL and our second restated certificate of incorporation. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.
The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.
We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.
Item 15.
Recent Sales of Unregistered Securities.

Since December 31, 2017, we have issued an aggregate of (i) 4,597.72 shares of our Class A stock, (ii) 5,067.30 shares of our Class B common stock (including 500 shares of our Class B restricted common stock) and (iii) options to purchase of 63,985.00 shares of Class B common stock at a weighted average exercise price of $243.78 per share under the 2017 Plan.
The issuances of the securities in the transactions described above were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rules 506 and 701 promulgated thereunder.
The foregoing share numbers do not reflect the Reclassification.
Item 16.
Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Second Restated Certificate of Incorporation of Hayward Holdings, Inc., to be effective upon consummation of this offering.
3.2*	Form of Amended and Restated Bylaws of Hayward Holdings, Inc., to be effective upon consummation of this offering.
4.1*	Form of Stockholders’ Agreement, by and among Hayward Holdings, Inc., CCMP Capital Investors III, L.P., CCMP Capital Investors III (Employee), L.P., MSD Aqua Partners, LLC, PE16PX Rocky Mountain Ltd., PE16GV Rocky Mountain Ltd. and certain other stockholders.
5.1*	Opinion of Ropes & Gray LLP as to the legality of the common stock.
10.1+	First Lien Credit Agreement, dated August 4, 2017, by and among Hayward Acquisition Corp., Hayward Intermediate, Inc., Bank of America, N.A., as administrative agent and collateral agent, and the Lenders from time to time party thereto.

Exhibit No.	Description
10.2+	Amendment No. 1 to First Lien Credit Agreement, dated September 28, 2018, by and among Hayward Industries, Inc., Bank of America, N.A., as administrative agent and collateral agent, and the 2018 Incremental Term Lenders party thereto.
10.3+	Amendment No. 2 to First Lien Credit Agreement, dated October 28, 2020, by and among Hayward Industries, Inc., Bank of America, N.A., as administrative agent and collateral agent, and the 2018 Incremental Term Lenders party thereto.
10.4+	Second Lien Credit Agreement, dated August 4, 2017, by and among Hayward Acquisition Corp., Hayward Intermediate, Inc., Bank of America, N.A., as administrative agent and collateral agent, and the Lenders from time to time party thereto.
10.5+	ABL Credit Agreement, dated August 4, 2017, by and among Hayward Acquisition Corp., Hayward Intermediate, Inc., Hayward Pool Products Canada, Inc. / Produits De Piscines Hayward Canada, Inc., Bank of America, N.A., as administrative agent and collateral agent, the Swingline Lender, the Issuing Bank and the Lenders from time to time party thereto.
10.6+	Amendment No. 1 to ABL Credit Agreement, dated August 4, 2017, by and among Hayward Industries, Inc., Hayward Intermediate, Inc., Hayward Pool Products Canada, Inc. / Produits De Piscines Hayward Canada, Inc., Bank of America, N.A., as administrative agent and collateral agent, the Swingline Lender, the Issuing Bank and the Lenders from time to time party thereto.
10.7	Release, by and among Hayward Industries, Inc., the Registrant and Anthony P. Colucci, dated April 16, 2020.
10.8+	Second Amended and Restated Hayward Holdings, Inc. 2017 Equity Incentive Plan.
10.9	Form of Class B Restricted Stock Subscription Agreement under the 2017 Plan.
10.10	Form of Non-Qualified Stock Option Agreement under the 2017 Plan.
10.11	Non-Qualified Stock Option Agreement under the 2017 Plan, by the Registrant and Kevin P. Holleran, granted December 24, 2019.
10.12	Restricted Stock Agreement under the 2017 Plan, by the Registrant and Kevin P. Holleran, granted December 24, 2019.
10.13	Non-Qualified Stock Option Agreement under the 2017 Plan, by the Registrant and Eifion Jones, granted April 14, 2020.
10.14	Non-Qualified Stock Option Agreement under the 2017 Plan, by the Registrant and Lawrence Silber, granted December 21, 2019.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1 to this Registration Statement).
24.1*	Powers of Attorney (included in the signature pages to this Registration Statement).

+
Previously filed.

*
To be included by amendment.

Item 17.
Undertakings.

a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

c)
The undersigned registrant hereby undertakes that:

(1)
for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)
for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Berkeley Heights, State of New Jersey, on the             day of            , 2021.
HAYWARD HOLDINGS, INC.
By:

Name:
Kevin Holleran

Title:
President and Chief Executive Officer

Power of Attorney
Each individual whose signature appears below constitutes and appoints             and            , and each of them, his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney has been signed by the following persons in the capacities indicated on            , 2021.
Signature	Capacity
Kevin Holleran	President, Chief Executive Officer and Director (Principal Executive Officer)
Eifion Jones	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
Michael Colicchio	Vice President and Corporate Controller (Principal Accounting Officer)
Mark McFadden	Director
Timothy Walsh	Director
Greg Brenneman	Director
Kevin D. Brown	Director

Signature	Capacity
Douglas Londal	Director
Jason Peters	Director
Larry Silber	Director
Arthur Soucy	Director
Ali Afraz	Director
Stephen Felice	Director
Christopher Bertrand	Director
Christopher Stevenson	Director